PROSPECTUS
Filed pursuant to Rule 424(b)(4)
Registration No. 333-138144
7,700,000 Common Shares

           This is an initial public offering of common shares of Canadian Solar Inc. We are offering 6,300,000 common shares, and the selling shareholders identified in this prospectus are offering 1,400,000 common shares. We will not receive any of the proceeds from the common shares sold by the selling shareholders. Prior to this offering, there has been no public market for our common shares.

        Our common shares have been approved for listing on the Nasdaq Global Market under the symbol “CSIQ.”

          Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 11.

		Underwriting		Proceeds to the
		Discounts and	Proceeds to	Selling
	Price to Public	Commissions	Us	Shareholders

Per common share	$15.00	$1.05	$13.95	$13.95
Total	$115,500,000	$8,085,000	$87,885,000	$19,530,000
        The underwriters have an option to purchase up to 700,000 additional common shares from us and an aggregate of 455,000 additional common shares from the selling shareholders at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments.
        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
        Delivery of the common shares will be made on or about November 14, 2006.

Deutsche Bank Securities	Lehman Brothers

CIBC World Markets	Piper Jaffray
The date of this prospectus is November 8, 2006.

Silicon, Cells, Modules and Beyond

CSI Canadian Solar Inc.

Artist's impression of new facility currently under construction in Suzhou, China.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus.
        Until December 3, 2006 (the 25th day after the commencement of the offering), all dealers that buy, sell, or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
        You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the common shares being sold in this offering, and our financial statements and related notes appearing elsewhere in this prospectus.
        Unless the context otherwise requires, in this prospectus, “we,” “us,” “our company,” “our,” and “CSI” refer to Canadian Solar Inc. and its consolidated subsidiaries; “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; “RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; “C$” refers to the legal currency of Canada; and “Euro” or “€” refers to the legal currency of the European Union.
Overview
        We design, manufacture and sell solar module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. Our products are sold primarily under our own brand name and also produced on an original equipment manufacturer, or OEM, basis for our customers. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.
        We currently sell our products to customers located in various markets worldwide, including Germany, Spain, Canada, China and Japan. We currently sell our standard solar modules to distributors and system integrators. We sell our specialty solar modules and products directly to various manufacturers who either integrate these solar modules into their own products or sell and market them as part of their product portfolio.
        Supply chain management is critical to the success of our business, particularly during the current industry-wide shortage of high-purity silicon. We proactively manage our supply chain, which consists of silicon feedstock, ingots, wafers and solar cells, to secure a cost-effective supply of solar cells, the key component of our solar module products. We do this primarily by directly sourcing silicon feedstock, which consists of high-purity silicon and reclaimable silicon. Under toll manufacturing arrangements, we provide the silicon feedstock to manufacturers of ingots, wafers and cells, which in turn convert these silicon raw materials ultimately into the solar cells that we use for our production of solar modules. We believe we were one of the first solar module companies to process reclaimable silicon, which consists primarily of broken wafers and scrap silicon, for reuse in the solar power supply chain.
        We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues increased from $4.1 million in 2003 to $18.3 million in 2005, representing a compound annual growth rate, or CAGR, of 111.1%. Correspondingly, our net income increased from $761,245 to $3.8 million over the same period, representing a CAGR of 123.5%. Our net revenues increased from $7.0 million for the six months ended June 30, 2005 to $26.0 million over the same period in 2006. We sold 0.7 megawatts, or MW, 2.2 MW and 4.1 MW of our solar module products in 2003, 2004 and 2005, respectively. We sold 1.4 MW and 6.2 MW of our solar module products in the six months ended June 30, 2005 and 2006, respectively.
Industry Background
        Solar power has recently emerged as one of the most rapidly growing renewable energy sources. Solar cells are fabricated from silicon wafers and convert sunlight into electricity through a process known as the photovoltaic effect. Solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, are mounted in areas with direct exposure to the sun to generate electricity from sunlight. Solar power systems, which are comprised of solar modules, related power electronics and other components, are used in residential, commercial and industrial applications and for customers who have no access to an electric utility grid.
        According to Solarbuzz, an independent solar energy research firm, the global solar power market, as measured by annual solar system installations, increased from 345 MW in 2001 to 1,460 MW in 2005, representing a CAGR of 43.4%. During the same period, solar power industry revenues grew from approximately $2.4 billion in 2001 to approximately $9.8 billion in 2005, representing a CAGR of 42.2%. Solarbuzz projects that solar power industry revenues and solar system installations will reach $18.6 billion and 3,250 MW, respectively, by 2010. According to Solarbuzz, worldwide installations of solar power systems are expected to grow at a CAGR of 17.4% from 2005 to 2010, led by shipments for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network. We believe growth in the near term will be constrained by the limited availability of high-purity silicon, but, according to Solarbuzz, is expected to accelerate after 2007.
        We believe the following factors have driven and will continue to drive growth in the solar power industry:

•	government incentives for solar power and other renewable energy sources;

•	fossil fuel supply constraints and desire for energy security;

•	growing awareness of the advantages of solar power, including its peak energy generation advantage, fuel risk advantage, scalability, reliability and environmentally friendly nature;

•	advances in technologies making solar power more cost-efficient; and

•	large market among underserved populations in rural areas of developing countries with little or no access to electricity.
Our Competitive Strengths
        We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the global solar power market:

•	our ability to manage our supply chain, through sourcing of silicon feedstock, our silicon reclamation program and toll manufacturing arrangements, allows us to secure a cost-effective supply of solar cells;

•	significant experience in the development and manufacture of high-margin specialty solar modules and products;

•	flexible and low-cost manufacturing capability; and

•	established senior management team with significant industry and international expertise.
Our Strategies
        Our objective is to be a global leader in the development and manufacture of solar module products. We have developed the following strategies, based on our experience, to anticipate changes in the industry:

•	pursue a balanced and diversified solar cell supply channel mix by entering into long-term cell supply contracts, toll manufacturing arrangements and in-house cell manufacturing;

•	continue to proactively manage silicon raw material supply by securing long term silicon raw materials contracts, diversifying silicon supply sources and further developing and leveraging our silicon reclamation program;

•	further diversify our geographic presence, customer base and product mix;

•	enhance innovation and efficiency through R&D; and

•	build a leading global brand.
Our Challenges
        We believe that the following are some of the major challenges, risks and uncertainties that may materially affect us:

•	our limited operating history may not serve as an adequate basis to judge our prospects and future results of operations;

•	the current industry-wide shortage of high-purity silicon may constrain our revenue growth and decrease our margins and profitability;

•	failure to secure a sufficient and cost-effective supply of solar cells could decrease our revenues and margins and prevent us from expanding as planned;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar power applications could cause a reduction in demand for our products and decrease our revenues;

•	we may not be able to compete successfully in our highly competitive market; and

•	we may not be able to manage our expansion of operations effectively.
Corporate Structure
        We were incorporated pursuant to the laws of the Province of Ontario in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA.
        In November 2001, we established CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, which is our wholly owned subsidiary located in Changshu, China. Through CSI Solartronics, we focus primarily on the production of specialty solar modules and products. In addition to CSI Solartronics, we also currently have five other wholly owned subsidiaries: (i) CSI Solar Manufacture Inc., or CSI Solar Manufacturing, located in Suzhou, China, which we incorporated in January 2005, through which we focus primarily on the production of standard solar modules; (ii) CSI Solar Technologies Inc., or CSI Solar Technologies, also located in Suzhou, China, which we incorporated in August 2003, through which we focus on solar module product development; (iii) CSI Central Solar Power Co., Ltd., or CSI Luoyang, in Luoyang, China, which we incorporated in February 2006, through which we intend to manufacture solar module products; (iv) CSI Solarchip International Co., Ltd, or CSI Solarchip, which we incorporated in June 2006, through which we intend to manufacture solar cells and solar modules; and (v) Changshu CSI Advanced Solar Inc., or CSI Advanced, which was incorporated in August 2006 and in which we plan to inject registered capital after this offering, through which we intend to manufacture solar modules. CSI Luoyang, CSI Solarchip and CSI Advanced have yet to begin manufacturing operations and are currently in the preparatory phase, including applying for necessary land and other permits for such operations.

        The following diagram illustrates our corporate structure and the place of organization and affiliation of each of our subsidiaries as of the date of this prospectus.
Corporate Information
        Our principal executive offices are located at Xin Zhuang Industry Park, Changshu, Suzhou, Jiangsu, 215562, People’s Republic of China. Our telephone number at this address is (86-512) 6269-6010 and our fax number is (86-512) 5247-7589. Our mailing address in Canada is located at The Exchange Tower, Suite 1600, P.O. Box 480, 130 King Street West, Toronto, Ontario MSX 1J5. Our telephone number at this address is (1-416) 365-1110 and our fax number is (1-416) 365-1876.
        You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.csisolar.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

THE OFFERING

Price per Common Share	$15.00

This Offering:

Common Shares Offered by Us	6,300,000 common shares

Common Shares Offered by the Selling Shareholders	1,400,000 common shares

Total	7,700,000 common shares

Reserved Common Shares	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 385,000 common shares to certain of our directors, officers, employees, business associates and related persons through a directed share program. These reserved common shares account for an aggregate of 5.0% of the common shares offered in the offering.

Common Shares Outstanding Immediately After This Offering	27,270,000 common shares (or 27,970,000 common shares if the underwriters exercise the over-allotment option in full).

Over-Allotment Option	We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,155,000 additional common shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds	We will receive net proceeds for this offering of approximately $83.2 million, (or $93.0 million if the underwriters exercise the over-allotment option in full) after deducting the underwriting discounts, commissions and estimated offering expenses payable by us. We intend to use our net proceeds from this offering for the following purposes:

•	approximately $30.0 million to purchase or prepay for solar cells and silicon raw materials;

•	approximately $35.0 million for our expansion into solar cell manufacturing, including purchasing solar cell equipment and construction of our solar cell facilities, to support our core solar module business and for the expansion of our solar module manufacturing capabilities; and

•	the remaining amount for other general corporate purposes.

We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our common shares.

Listing	Our common shares have been approved for listing on the Nasdaq Global Market.

Nasdaq Global Market Symbol	“CSIQ”

Lock-up	We, the selling shareholders, our directors and executive officers and our other shareholders have agreed with the underwriters not to sell, transfer or dispose of any common shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”
        Unless otherwise indicated, all information in this prospectus:

•	assumes the issuance and sale of 6,300,000 common shares in this offering at an initial public offering price of $15.00 per common share;

•	reflects the share split: (i) in November 2005 of one to 5.668421; (ii) in July 2006 of one to 1.168130772; and (iii) in October 2006 of one to 2.33;

•	does not include 566,190 restricted shares with restricted voting and dividend rights issued under our 2006 share incentive plan that are outstanding but not vested as of the date of this prospectus;

•	does not include 1,337,700 common shares issuable upon the exercise of stock options issued under our 2006 share incentive plan that are outstanding as of date of this prospectus, with exercise prices ranging from $2.12 to the initial public offering price per share and a weighted average exercise price of $4.16 per share;

•	does not include 426,041 additional common shares (including common shares with restricted voting and dividend rights) reserved for future grants under our 2006 share incentive plan as of the date of this prospectus; and

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional common shares.

SUMMARY FINANCIAL AND OPERATING DATA
        The following summary consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006 and the summary consolidated balance sheet data as of December 31, 2003, 2004 and 2005 and as of June 30, 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data for the six months ended June 30, 2005 have been derived from our unaudited financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

				For the Six Months Ended
	For the Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

	(in thousands of US$, except share and per share data,
	operating data and percentages)
Statement of operations data:
Net revenues	$4,113	$9,685	$18,324	$6,982	$26,041
Cost of revenues(1)	2,372	6,465	11,211	3,920	18,623

Gross profit	1,741	3,220	7,113	3,062	7,418
Operating expenses(1)
— Selling expenses	39	269	158	67	529
— General and administrative expenses	1,039	1,069	1,708	762	1,750
— Research and development expenses(2)	20	41	16	8	44

Total operating expenses	1,098	1,379	1,882	837	2,323

Income from operations	643	1,841	5,231	2,225	5,095
Interest expenses	—	—	(239)	—	(1,635)
Loss on change in fair value of derivatives related to convertible notes	—	—	(316)	—	(6,997)
Loss on financial instruments related to convertible notes	—	—	(263)	—	(1,190)
Income tax expenses	(34)	(363)	(605)	(336)	111
Minority interests	(209)	—	—	—	—
Income (loss) before extraordinary gain	411	1,457	3,804	1,879	(4,564)
Extraordinary gain	351	—	—	—	—
Net income (loss)	$761	$1,457	$3,804	$1,879	$(4,564)
Earnings per share, basic and diluted
— Extraordinary gain	$0.02	—	—	—	—

— Net income	$0.05	$0.09	$0.25	$0.12	$(0.30)

				For the Six Months Ended
	For the Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

	(in thousands of US$, except share and per share data,
	operating data and percentages)
Shares used in computation
— Basic and diluted	15,427,995	15,427,995	15,427,995	15,427,995	15,427,995
Other financial data:
Gross margin	42.3%	33.2%	38.8%	43.9%	28.5%
Operating margin	15.6%	19.0%	28.5%	31.9%	19.6%
Net margin	18.5%	15.0%	20.8%	26.9%	(17.5)%
Selected operating data:
Products sold (in MW)
— Standard solar modules	—	1.8	3.4	1.4	5.9
— Specialty solar modules and products	0.7	0.4	0.7	0.4	0.3

Total	0.7	2.2	4.1	1.8	6.2

Average selling price (in $ per watt)
— Standard solar modules	—	$3.62	$3.92	$3.98	$4.09
— Specialty solar modules and products	$5.70	$5.23	$5.13	$5.07	$4.87
_______________

(1)	Share-based compensation expenses are included in our cost of revenues and operating costs and expenses as follows:

					For the Six Months
	Year Ended December 31,				Ended June 30,

	2002	2003	2004	2005	2005	2006

	(in thousands of US$)
Share-based compensation expenses included in:
Cost of revenues	—	—	—	—	—	$24
Selling expenses	—	—	—	—	—	229
General and administrative expenses	—	—	—	—	—	324
Research and development expenses	—	—	—	—	—	13

(2)	We also conduct research and development activities in connection with our implementation of solar power development projects. These expenditures are included in our cost of revenues. See “Our Business — Solar Power Development Projects.”

        The following table presents a summary of our balance sheet data as of December 31, 2003, 2004, 2005 and as of June 30, 2006 on an actual basis; and, as of June 30, 2006, on a pro forma basis to give effect to (1) the conversion of all of our outstanding convertible notes into 5,542,005 common shares that occurred on July 1, 2006 (after taking into account post-conversion share splits) and (2) the issuance and sale of the 6,300,000 common shares by us in this offering, based on an initial public offering price of $15.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

	As of December 31,
				As of
	2003	2004	2005	June 30, 2006

	Actual	Actual	Actual	Actual	Pro Forma

	(in thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	$1,879	$2,059	$6,280	$10,682	$94,739

Inventories	313	2,397	12,163	26,398	26,398
Accounts receivable, net	257	636	2,067	6,134	6,134
Advances to suppliers	81	370	4,740	9,115	9,115
Property, plant and equipment, net	244	453	932	1,239	1,239

Total assets	3,053	6,145	27,430	57,505	140,732

Short-term borrowing	—	—	1,300	14,298	14,298
Accounts payable	426	824	4,306	7,578	7,578
Advances from suppliers and customers	18	273	2,823	7,321	7,321
Income tax payable	119	407	914	659	659
Embedded derivatives related to convertible notes	—	—	3,679	1	—
Total current liabilities	1,201	2,756	15,367	32,885	32,884
Accrued warranty costs	79	167	341	590	590
Convertible notes	—	—	3,387	8,828	—
Financial instruments related to convertible notes	—	—	1,107	—	—
Total liabilities	1,541	3,184	20,463	43,923	33,761

Total shareholders’ equity	1,512	2,961	6,967	13,582	106,971

Total liabilities and shareholders’ equity	$3,053	$6,145	$27,430	$57,505	$140,732

RECENT DEVELOPMENTS
        For the three months ended September 30, 2006, our net revenues were $17.8 million, an increase of 3.2% from the prior quarter ended June 30, 2006 and 292.9% from the quarter ended September 30, 2005. We achieved these results following a strong quarter ended June 30, 2006, in which net revenues increased 96.2% from the prior quarter ended March 31, 2006. The increase from the third quarter of 2005 was due primarily to a significant increase in net revenues generated from the sale of our standard solar modules to our customers located in Europe.
        For the three months ended September 30, 2006, our net income was $238,722, a decrease from the $2.5 million for the prior quarter ended June 30, 2006. The decrease was due primarily to the 122.2% increase in our total operating expenses from $1.8 million for the quarter ended June 30, 2006 to $4.0 million for the quarter ended September 30, 2006. That increase was attributable primarily to the increase in our share-based compensation expenses included as part of our selling expenses, general and administrative expenses and research and development expenses, from $0.2 million, $0.3 million and $12,681, respectively, for the quarter ended June 30, 2006 to $0.9 million, $1.9 million and $38,042, respectively, for the quarter ended September 30, 2006. The decrease was also due in part to income tax expense of $312,997 for the three months ended September 30, 2006 as compared to a tax gain of $183,502 for the prior quarter ended June 30, 2006.
        For more information, see “Recent Developments.”

RISK FACTORS
        An investment in our common shares involves significant risks. You should carefully consider the risks described below before you decide to buy our common shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our common shares could decline and you could lose all or part of your investment.
Risks Related to Our Company and Our Industry
               Evaluating our business and prospects may be difficult because of our limited operating history.
        There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began business operations in October 2001 and shipped our first solar module products in March 2002. With the rapid growth of the solar power industry, we have experienced a high growth rate since our inception and, in particular, in 2004 and 2005 after we began to sell standard solar modules. As such our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods and our business model at higher volumes is unproven. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.
               The current industry-wide shortage of high-purity silicon may constrain our revenue growth and decrease our margins and profitability.
        We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof package, and products that use solar modules. We do not currently produce solar cells ourselves but source them from other companies, either through direct purchases or toll manufacturing arrangements. High-purity silicon is an essential raw material in the production of solar cells and is also used in the semiconductor industry generally. There is currently an industry-wide shortage of high-purity silicon because of increased demand as a result of recent expansions of, and increased demand in, the solar power and semiconductor industries. The shortage of high-purity silicon has driven the overall increase in silicon feedstock prices. For example, according to a March 2006 report by Solarbuzz, the average long-term silicon feedstock contracted price increased from approximately $28-32 per kilogram in 2004 to $35-40 per kilogram in 2005, and is expected to increase to $45-50 per kilogram in 2006. In addition, according to Solarbuzz, spot prices for silicon feedstock were generally $60-80 per kilogram and reached in excess of $100 per kilogram as of March 2006. The shortage of high-purity silicon has also resulted in a shortage of, and significant price increases for, solar cells. According to Solarbuzz, the average selling price of solar cells increased from approximately €1.65-1.75 per watt in 2004 depending on the size of the cell and the type of technology used to approximately €2.20 per watt in 2005. Based on our experience, we believe the average price of silicon feedstock and solar cells to continue to increase. Any further increase in the demand from the semiconductor industry will compound the shortage and price increases. The shortage of high-purity silicon has constrained our revenue growth in the past and may continue to do so. Increases in the prices of silicon feedstock and solar cells have in the past increased our production costs and may impact our cost of revenues and net income in the future. The production of high-purity silicon is capital intensive and adding additional capacity requires significant lead time. While we are aware that several new facilities for the manufacture of high-purity silicon are under construction, we do not believe that the supply shortage will be remedied in the near term. We expect that demand for high-purity silicon will continue to outstrip supply for the foreseeable future. Furthermore, if solar cells are not available to us at commercially viable prices, this could adversely affect our margins and operating results. This would have a material negative impact on our business and operating results.

               If we are unable to secure an adequate and cost effective supply of solar cells or reclaimable silicon, our revenue, margins and profits could be adversely affected.
        Solar cells are the most important component of solar module products. We engage in supply chain management to secure a sufficient and cost-effective supply of solar cells through our sourcing of silicon feedstock, toll manufacturing arrangements with suppliers of ingots, wafers and cells and direct purchases from solar cell suppliers. While we have been able to secure silicon to meet our production needs in the past, due to ongoing industry shortages of silicon feedstock and solar cells, we cannot assure you that we will be able to continue to successfully manage our supply chain and secure an adequate and cost-effective supply of solar cells. For example, we have entered into three long-term contracts with silicon raw material suppliers, but we cannot assure you that we will be able to obtain adequate supplies from them under these contracts or from other suppliers in sufficient quantities and at commercially viable prices in the future. Moreover, toll manufacturing arrangements may not be available to us in the future or at higher volumes, in particular as high-purity silicon becomes more readily available in the future, which could have an adverse effect on our margins and profitability. Moreover, if we are unable to procure an adequate supply of solar cells, either through direct purchasing or through toll manufacturing arrangements or if solar cells are not available to us at commercially viable prices, we may be unable to meet demand for our products and could lose our customers and market share, and our margins and revenues could decline.
        In addition, while we have been able to generate cost savings in the past through our recycling of reclaimable silicon, we cannot assure you that we will be able to secure sufficient reclaimable silicon at higher volumes in the future as we believe there is a limited supply of reclaimable silicon available in the market. If we are unable to secure a sufficient supply of reclaimable silicon, we will not be able to take advantage of the cost savings we achieve through our reclamation program and our margins could decline.
               Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.
        We compete with a large number of competitors in the solar module market. These include international competitors such as BP Solar International Inc., or BP Solar, Sharp Solar Corporation, or Sharp Solar, SolarWorld AG, or SolarWorld, and competitors located in China such as Suntech Power Holdings Co., Ltd. or Suntech Power. We expect to face increasing competition in the future. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs. For example, some of our competitors are developing or currently producing products based on alternative solar technologies, such as thin film photovoltaic materials, which they believe will ultimately cost the same as or less than crystalline silicon technologies, which we use. Solar modules produced using thin film materials, such as amorphous silicon and cadmium telluride, require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. We may also face competition from semiconductor manufacturers, several of which have already announced plans to start production of solar modules. In addition, the entry barriers are relatively low in the solar module manufacturing business given the low capital requirements and relatively less technological complexity involved. Due to the scarcity of high-purity silicon, supply chain management and access to financing are key entry barriers at present. However, if high-purity silicon capacity increases, these barriers may no longer exist and many new competitors may enter into the industry resulting in rapid industry fragmentation and loss of our market share.
        Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of the key distributors or system integrators to whom we sell our products. As a result, they may be able to respond more quickly to changing customer demand or to devote greater resources to the development, promotion and sales of their products than we can. The sale of our solar module products generated 97.7% and 99.7% of our net revenues in 2005 and for the six months ended June 30, 2006, respectively. Our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar power products. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar power system integration. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.
        In the immediate future, we believe that the competitive arena will continue to, and increasingly be contested on securing silicon feedstock and forming strategic relationships to secure a supply of solar cells. Many of our competitors have greater access to silicon raw materials and cell supply, including stronger strategic relationships with leading global and domestic silicon feedstock suppliers, or have upstream silicon wafer and cell manufacturing capabilities. We believe that as the supply of high-purity silicon stabilizes, the key to competing successfully in the industry will shift to more traditional sales and marketing activities. We have conducted very limited advertising in the past and cannot assure you that we will be able to make that transition successfully. The greater name recognition of some of our competitors may make it difficult for us to compete if and when this transition occurs. In addition, the solar power market in general competes with other sources of renewable energy and conventional solar power generation. If prices for conventional and other renewable energy resources decline, or if these resources enjoy greater policy support than solar power, the solar power market could suffer.
               The reduction or elimination of government subsidies and economic incentives for solar power could cause demand for our products and our revenues, profits and margins to decline.
        We believe that the near-term growth of the market, particularly for on-grid applications, depends in large part on the availability and size of government subsidies and economic incentives. Because a substantial portion of our sales is made in the on-grid market, the reduction or elimination of government subsidies and economic incentives may adversely hinder the growth of this market or result in increased price competition, which could cause our revenues to decline.
        Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations. Governments around the world have used different policy initiatives to accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany and Spain, certain countries in Asia, and many of the states in Australia and the United States. Examples of customer-focused financial incentives include capital cost rebates, feed-in tariffs, tax credits and net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. Reductions in, or eliminations of, government subsidies and economic incentives before the solar power industry reaches a scale of economy sufficient to be cost-effective in a non-subsidized market place could result in decreased demand for our products and decrease our revenues, profits and margins.
               Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.
        The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies have been modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar module products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, pricing regulations and policies may place limits on our ability to increase the price of our solar module products in response to increases in our solar cells and silicon raw materials costs.
        We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and design products to comply with the varying standards. For example, the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, is a general directive. Each European Union member state will adopt its own enforcement and implementation policies using the directive as a guide. Therefore, there could be many different versions of this law that we will have to comply with to maintain or expand our sales in Europe. Any new government regulations or utility policies pertaining to our solar module products may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our solar module products. In particular, any changes to existing regulations and policies or new regulations and policies in Germany could have a material adverse effect on our business and operating results. Sales to customers located in Germany accounted for 75.3% and 76.3% of our net revenues in 2005 and for the six months ended June 30, 2006, respectively, in part because of the availability and amounts of government subsidies and economic incentives in Germany.
               The lack or unavailability of financing for on-grid and off-grid solar power applications could cause our sales to decline.
        Our solar module products are used in both on-grid applications and off-grid applications. Off-grid applications are used where access to utility networks is not economical or physically feasible. In some developing countries, government agencies and the private sector have, from time to time, provided financing on preferential terms for rural electrification programs. We believe that the availability of financing programs could have a significant effect on the level of sales of solar modules for both on-grid and off-grid applications. If existing financing programs for on-grid and off-grid applications are eliminated or if financing programs are inaccessible or inadequate, the growth of the market for on-grid and off-grid applications may be materially and adversely affected, which could cause our sales to decline. In addition, a rise in interest rates could render existing financings more expensive and present an obstacle for potential financings that would otherwise spur the growth of the solar power industry, which could materially and adversely affect our business.
               Our dependence on a limited number of solar cell and silicon raw material suppliers could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.
        We purchase silicon raw materials and solar cells from a limited number of third-party suppliers. Our major suppliers of silicon raw materials include Kunical International Ltd., or Kunical International, of the United States and Luoyang Zhong Gui High Tech Co. Ltd., or Luoyang Zhong Gui, of China, which provide us specified minimum levels of silicon feedstock, Jiangxi Saiwei LDK Solar Energy High-Tech Limited, or LDK, which provides us specified minimum levels of solar wafers, Swiss Wafers AG, or Swiss Wafers, of Switzerland, which provides us specified minimum levels of solar cells and solar wafers. These suppliers may not be able to meet the specified minimum levels set forth in the contracts. We also have a limited number of suppliers from whom we either purchase directly or obtain solar cells through our toll manufacturing arrangements. If we fail to develop or maintain our relationships with these or our other suppliers, we may not be able to secure a supply of solar cells at cost-effective prices, or at all. If that were to occur, we may be unable to manufacture our products in a timely manner or our products may be manufactured only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause us to experience order cancellations and loss of market share and harm our reputation. The failure of a supplier to supply solar cells or silicon raw materials that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these solar cells or silicon raw materials from alternative sources on a timely basis or on commercially reasonable terms. For example, in late 2005, one of our major suppliers of solar cells incurred serious fire damage at its facilities. This resulted in a signification reduction in the number of solar cells we were able to obtain during the succeeding five months, which in turn materially and adversely affected our net revenues for those months.
               Our dependence on a limited number of customers and our lack of long-term contracts may cause significant fluctuations or declines in our revenues.
        We currently sell a substantial portion of our solar module products to a limited number of customers, including distributors and system integrators, and various manufacturers who either integrate our products into their own products or sell them as part of their product portfolio. In 2005, our top five customers collectively accounted for approximately 68.2% of our net revenues. Bihler GmbH, or Bihler, and Sonn-en GmbH, or Sonn-en, contributed 36.8% and 14.0%, respectively, of our net revenues for the same time period. For the six months ended June 30, 2006, our top five customers collectively accounted for approximately 91.2% of our net revenues, and Iliotec Solar GmbH, or Iliotec, Schuco International KG, or Schuco, Instalaciones Pevafersa, or Pevafersa, and Bihler contributed 36.0%, 18.2%, 17.3% and 11.2%, respectively, of our net revenues for the same period. See “Business — Markets and Customers.” As is customary in the solar power industry, sales to our customers are typically made through non-exclusive, short-term arrangements. For example, our sales contracts with Bihler are typically for periods of three months and are in the forms of pro forma invoices and order confirmations. The delivery terms of these orders are ex-works, under which we fulfill our obligation to make delivery when we make the goods available to Bihler at our factory in China. We require Bihler to pay 20% to 30% of the purchase price as a prepayment for the goods covered by the pro forma invoice and require that the balance be paid by telex transfer in advance prior to each shipment. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.
               We may not be able to manage our expansion of operations effectively.
        We commenced business operations in October 2001 and have grown rapidly since. We expect to continue to significantly expand our business to meet the growth in demand for our products, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems and procedures and controls. Our rapid growth has strained our resources and made it difficult to maintain and update our internal procedures and controls as necessary to meet the expansion of our overall business. We must also increase production output, expand, train and manage our growing employee base, and successfully establish new subsidiaries to operate new or expanded facilities. Additionally, access to additional funds to support the expansion of our business may not always be available to us. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties.
        We cannot assure you that our current and planned operations, personnel, systems and internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

               If solar power technology is not suitable for widespread adoption, or sufficient demand for solar module products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.
        The solar power market is at a relatively early stage of development, and the extent of acceptance of solar module products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If solar power technology proves unsuitable for widespread adoption or if demand for solar module products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for solar module products in our targeted markets, including Germany, Spain, the United States, Canada, China and Japan may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar module products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass;

•	fluctuations in economic and market conditions that affect the viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels; and

•	deregulation of the electric power industry and broader energy industry.
               Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenues and profit to decline.
        The solar power market is characterized by evolving technology standards that require improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar module products and enhancements for existing solar module products to keep pace with evolving industry standards and changing customer requirements. Technologies developed by others may prove more advantageous than ours for the commercialization of solar module products and may render our technology obsolete. Our failure to further refine our technology and develop and introduce new solar module products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.
        If our future innovations fail to enable us to maintain or improve our competitive position, we may lose market share. If we are unable to successfully design, develop and introduce or bring to market competitive new solar module products, or enhance our existing solar module products, we may not be able to compete successfully. Competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar module products. In addition, if we are unable to manage product transitions, our business and results of operations would be negatively affected.
               Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.
        Our future success depends substantially on the continued services of our executive officers, especially Dr. Shawn Qu, our chairman, president and chief executive officer, Bencheng Li, general manager of CSI Luoyang, Gregory Spanoudakis, our vice president of international sales and marketing, Robert Patterson, our vice president of corporate and product development and general manager of Canadian operations, and Bing Zhu, our chief financial officer. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers, in particular those with a significant mix of both international and China-based solar power industry experience as many of our current officers have. In addition, if any of our executives joins a competitor or forms a competing company, whether in violation of their agreements with us or otherwise, we may lose some of our customers.
               We face risks associated with the marketing, distribution and sale of our solar module products internationally. If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
        In 2005 and for the six months ended June 30, 2006, we sold approximately 97.2% and 99.4%, respectively, of our products to customers located outside of China. The marketing, distribution and sale of our solar module products in the international markets expose us to a number of risks, including:

•	fluctuations in the currency exchange rates of the Euro, U.S. dollar and RMB;

•	difficulty in engaging and retaining distributors who are knowledgeable about and, can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	cultural, language and logistical barriers to working with customers in different countries; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.
               Problems with product quality or product performance, including defects, in our products could damage our reputation, or result in a decrease in customers and revenue, unexpected expenses and loss of market share.
        Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant costs, divert the attention of our personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver solar module products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our solar module products could be harmed. In two instances in 2005, customers raised concerns about the stated versus actual performance output of some of our solar modules. We determined that both concerns resulted from differences in calibration methodologies and we resolved the issue with these customers. However, the corrective actions and procedures that we took may turn out to be inadequate to prevent further incidents of the same problem or to protect against future errors or defects. In addition, some of our ingot, wafer and cell suppliers with whom we have toll manufacturing arrangements have raised concerns about the quality and consistency of the silicon feedstock, in particular the reclaimable silicon that we recycle through our silicon reclamation program for re-use in the solar power industry, that we have provided to them for their ultimate conversion into solar cells. The use of reclaimed silicon in the solar power supply chain has an inherent risk as it is difficult to maintain the consistency and quality of reclaimed silicon at the same level as high-purity silicon. The successful use of reclaimed silicon requires extensive experience, know-how and additional quality control measures from both the provider of reclaimed silicon and the toll manufacturers. If we cannot successfully maintain the consistency and quality of the reclaimed silicon from our silicon reclamation program at an acceptable level, this may result in less efficient solar cells for our solar modules or in a lower conversion ratio of solar cells per ton of silicon feedstock that we provide, and may potentially delay and reduce our supply of solar cells. This may reduce or eliminate the cost advantages of recycling silicon through our silicon reclamation program. This could also cause problems with product quality or product performance, including defects in our products, and increase the cost of producing our products.

        In addition, as we obtain the solar cells that we use in our products from third parties, either directly or through toll manufacturing arrangements, we have limited control over the quality of the solar cells we incorporate into our solar modules. Unlike solar modules, which are subject to certain uniform international standards, solar cells generally do not have uniform international standards, and it is often difficult to determine whether solar module product defects are a result of the solar cells or other components or reasons. We also rely on third party suppliers for other components that we use in our products, such as glass, frame and backing for our solar modules, and electronic components for our specialty solar modules and products. Furthermore, the solar cells and other components that we purchase from third party suppliers are typically sold to us without any, or with only limited, warranty. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our revenues to decline.
               Since we cannot test our products for the duration of our standard warranty periods, we may be subject to unexpected warranty expense.
        Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped our products and recognized revenue. We began selling specialty solar modules and products in 2002 and only began selling standard solar modules in 2004. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our operating results. Although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results as long as 25 years after the sale of our products.
               Our future growth depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships, and our failure to do so could have a material adverse effect on our market penetration and revenue growth.
        The solar power industry has only recently emerged as a high growth market and is currently experiencing shortages of its key component, high-purity silicon, due to rapid industry growth and demand. We believe it is critical that we continue to manage upstream silicon supply sources by, among other strategies, pursuing strategic acquisitions and investments in solar cell and silicon raw materials suppliers to secure a guaranteed supply and better control the specifications and quality of the materials delivered and fostering strategic relationships, particularly with silicon feedstock and solar cell suppliers. We cannot assure you, however, that we will be able to successfully make such strategic acquisitions and investments or establish strategic relationships with third parties that will prove to be effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.
        Strategic acquisitions, investments and relationships with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and relationships may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business.

               We may not succeed in developing a cost-effective solar cell manufacturing capability.
        We plan to expand into areas further up the supply chain, including manufacturing solar cells to support our core solar module manufacturing business. We plan to complete our first solar cell production line in the first quarter of 2007 with commercial production targeted for the second quarter of 2007. We do not have any significant operating experience in this market and we will face significant challenges in the solar cell business. Manufacturing solar cells is a highly complex process and we may not be able to produce solar cells of sufficient quality to meet our solar module manufacturing standards. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases cause production to be suspended or yield no output. We will need to make capital expenditures to purchase manufacturing equipment for solar cell production and will also need to make significant investments in research and development to keep pace with technological advances in solar power technology. The technologies, designs and customer preferences for solar cells change more rapidly, and solar cell product life cycles are shorter than those for solar modules. We may not be able to successfully address these new challenges. We will also face increased costs to comply with environmental laws and regulations. Any failure to successfully develop a cost-effective solar cell manufacturing capability may have a material adverse effect on our business and prospects.
        In addition, although we intend to continue our toll manufacturing arrangements, if we engage in the large scale production of solar cells it may disrupt our existing relationships with solar cell suppliers. If solar cell suppliers discontinue or reduce the supply of solar cells to us, either through direct sales or through toll manufacturing arrangements, and we are not able to compensate for the loss or reduction with our own manufacturing of solar cells, our business and results of operations may be materially and adversely affected.
               We may fail to successfully bring to market our new specialty solar modules and products, which may prevent us from achieving increased sales, margins and market share.
        We expect to derive a greater portion of our revenues from sales of our new specialty solar modules and products and will increase our research and development expenses in connection with developing these products. If we fail to successfully develop our new specialty solar modules and products, we will likely be unable to recover the expenses that we will incur to develop these products and may be unable to increase our sales and market share and to increase our margins. Many of our new specialty solar modules and products have yet to receive market acceptance, and it is difficult to predict whether we will be successful in completing their development or whether they will be commercially successful. We may also need to develop new manufacturing processes that have yet to be tested and which may result in lower production output.
               Our failure to protect our intellectual property rights in connection with new specialty solar modules and products may undermine our competitive position.
        As we develop and bring to market new specialty solar modules and products, we may need to increase our expenses to protect our intellectual property and our failure to protect our intellectual property rights may undermine our competitive position. We currently use contractual arrangements with employees and trade secret protections to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights as we develop new specialty solar modules and products may not be adequate. We currently only have one patent and two patent applications pending in China for products that makes up a relatively small percentage of our net revenues and one trademark application pending in China. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

               We may be exposed to infringement, misappropriation or other claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.
        Our success depends on our ability to use and develop our technology and know-how and sell our solar module products without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies outside China, although we have sold, and expect to continue to sell, a substantial portion of our products outside China. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. In addition, we have not yet registered our trade name, “CSI,” outside of China, and our trademark application in China is still pending. As a result, we could be subject to trademark disputes and may not be able to police the unauthorized use of our trade name. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.
        In addition, our competitors and other third parties may initiate legal proceedings against us or our employees that may strain our resources, divert our management attention and damage our reputation. For example, in March 2002, ICP Global Technologies Inc., or ICP Global, a manufacturer of solar power products, filed an action in the Superior Court of the Province of Quebec, Canada (Action No. 500-05 071241-028) against our vice president of international sales and marketing, Gregory Spanoudakis, and ATS Automation Tooling Systems Inc., or ATS. ICP Global subsequently amended the complaint to include us, our subsidiary, CSI Solartronics, and our chairman and chief executive officer, Dr. Shawn Qu, as defendants. The amended complaint contends that all of the defendants jointly engaged in unlawful conduct and unfair competition in directing a business opportunity away from ICP Global to us. Although there have been no meaningful discovery, court filings or communications from the plaintiff on this matter since early 2004, we cannot assure you that ICP Global will not move forward with this case or that the litigation will not be determined adversely to us. See “Our Business — Legal Proceedings” for more details. We also cannot assure you that similar proceedings will not occur in the future.
               If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.
        Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. Recruiting and retaining capable personnel, particularly those with expertise in the solar power industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.
               Fluctuations in exchange rates could adversely affect our business.
        Historically, a major portion of our sales were denominated in Euros, with the remainder in Renminbi and U.S. dollars. Since June 2005, substantially all of our sales contracts have been denominated in U.S. dollars. The major portion of our costs and expenses is denominated in U.S. dollars. We also incur a portion of our costs and expenses in Renminbi, primarily related to domestic sourcing of solar cells and silicon raw materials, toll manufacturing fees, labor costs and local overhead expenses. We also have loan arrangements with Chinese commercial banks that are denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We cannot predict the impact of future exchange rate fluctuations on our results of operations and we may incur net foreign currency losses in the future.
               Product liability claims against us could result in adverse publicity and potentially significant monetary damages.
        As with other solar module product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar module products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only shipped our first products in March 2002 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Although we carry limited product liability insurance, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Even if the product liability claims against us are determined in our favor, we may suffer significant damage to our reputation.
        Our quarterly operating results may fluctuate from period to period in the future.
        Our quarterly operating results may fluctuate from period to period based on the seasonality of consumer spending and industry demand for solar power products. In addition, purchases of solar products tends to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” for factors that are likely to cause our operating results to fluctuate.
               Our founder, Dr. Shawn Qu, will have a substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.
        Dr. Shawn Qu, our founder, chairman and chief executive officer, currently beneficially owns 65.20% of our outstanding share capital and will beneficially own approximately 50.14% of our outstanding share capital upon completion of this offering. As such, Dr. Qu has, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.
               Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and suspensions of our business operations.
        We are required to comply with all national and local regulations regarding protection of the environment. We believe that our manufacturing processes do not generate any material levels of noise, waste water, gaseous wastes and other industrial wastes and that we are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. For example, we increased our expenditures to comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Furthermore, we may need to comply with the European Union’s Waste Electrical and Electronic Equipment Directive if we begin to sell specialty solar modules and products to customers located in Europe or if our customers located in other markets demand that our products be compliant. In addition, as we expand our silicon reclamation program and research and development activities and expand into solar cell manufacturing, we may begin to generate material levels of noise, waste water, gaseous wastes and other industrial wastes. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions of our business operations.
               We may not be successful in establishing our brand names among all consumers in important markets and the products we sell under our brand name may compete with the products we manufacture on an OEM basis for our customers.
        We sell our products primarily under our own brand name and also on an OEM basis for our customers. In certain markets our brand may not be as prominent as other more established solar power vendors, and there can be no assurance that the “CSI” brand name or any of our potential future brand names, will gain acceptance among customers. Moreover, because the range of products we sell under our own brands and those we manufacture for our customers may be substantially similar, there can be no assurance that, currently or in the future, there will be no direct or indirect competition between products sold under the CSI brand, or any of our potential other future brands, and products we manufacture on an OEM basis. This could negatively affect our relationship with these customers.
               If we grant employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.
        We adopted a share incentive plan in 2006. As of the date of this prospectus, we have issued 1,337,770 share options and 566,190 restricted shares under our share incentive plan. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in our first quarter of 2006, will prescribe how we account for share-based compensation, and may have an adverse or negative impact on our results of operations or the price of our common shares. SFAS No. 123R requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our share incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.
               There have been historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.
        When our auditors audited our financial statements as of and for the period ended December 31, 2005, they observed a number of deficiencies in our internal controls. These deficiencies included a lack of detail in our documented accounting policies, insufficient functionality of certain of our IT systems, and a limitation of tax, financial reporting, and accounting resources that could impact our financial reporting in accordance with accounting principles generally accepted in the U.S. These deficiencies in the design and operation of our internal controls could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. These historical deficiencies included several errors made by our accounting staff initially in preparing our 2005 financial statements. For example, we had used assumptions in calculating the fair values of our convertible notes and the related derivatives and freestanding financial instruments that were inappropriate under U.S. GAAP and subsequently we had to revise the allocation of the proceeds from the issuance of the convertible notes. We also uncovered a record-keeping error with one of our foreign currency bank accounts, which resulted in an incorrect credit to our exchange gains/ losses. In addition, we did not properly apply U.S. GAAP in calculating the gain on an acquisition that we made in 2003, which resulted in an overstatement of extraordinary item by $93,446.
        Following the identification of these deficiencies, we undertook remedial steps to address these deficiencies, including hiring additional staff, training our new and existing staff and installing new or improving current IT systems. In particular, we hired a financial controller, a manager of internal audit, a manager of financial control and an accounting manager. We continue to take additional steps to improve our internal controls and disclosure controls. If we are unable to implement solutions to deficiencies in our existing internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal and disclosure controls in the future we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our common shares may be adversely impacted.
Risks Related to Doing Business in China
               Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.
        We conduct substantially all of our manufacturing operations through our subsidiaries in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
               Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
        The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.0% appreciation of Renminbi against the U.S. dollar between July 21, 2005 and November 8, 2006. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

               Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
        Certain portions of our revenue and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our common shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.
        Foreign exchange transactions by our PRC subsidiaries under most capital accounts continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through equity financing.
               Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.
        Under current PRC laws and regulations, a foreign invested enterprise, or FIE, in China is typically subject to enterprise income tax, or EIT, at the rate of 30% on taxable income, and local income tax at the rate of 3% on taxable income. The PRC government has provided various incentives to FIEs, such as each of our PRC subsidiaries, to encourage the development of foreign investments. Such incentives include reduced tax rates and other measures. FIEs that are determined by PRC tax authorities to be manufacturing companies with authorized terms of operation more than ten years, are eligible for: (i) a two-year exemption from EIT from their first profitable year; and (ii) a reduced EIT of 50% for the succeeding three years. CSI Solartronics is entitled to a preferential EIT rate of 24%, as it is a manufacturing enterprise located in a coastal economic development zone in Changshu. CSI Solartronic’s first profitable year was 2002 and it is currently paying an EIT rate of 12% until the end of 2006. CSI Solar Manufacturing is entitled to a preferential EIT rate of 15%. CSI Solar Manufacturing’s first profitable year was 2005 and it is exempt from EIT until 2006. It will be subject to an EIT rate of 7.5% from 2007 until 2009. CSI Solar Technologies, CSI Luoyang, CSI Solarchip and CSI Advanced have not made a profit and have therefore not applied for preferential tax treatment. If these subsidiaries turn profitable, they will apply for preferential tax rates and tax holidays. As these tax benefits expire, the effective tax rate of our PRC subsidiaries may increase significantly, and any increase of their EIT rates in the future could have a material adverse effect on our financial condition and results of operations.
               There may be some uncertainty surrounding a recently adopted PRC regulation that requires certain offshore listings to be approved by the China Securities Regulatory Commission.
        On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated a regulation that took effect on September 8, 2006. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by Chinese domestic companies or PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the advice of Chen & Co., our PRC counsel, that this regulation does not apply to us and that CSRC approval is not required because we are not an SPV covered by the new regulation as we are owned and controlled by non-PRC individual and entities, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, since the regulation has only recently been adopted, there may be some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before settlement and delivery of the common shares offered by this prospectus.
               We face risks related to health epidemics and other outbreaks.
        Our business could be adversely affected by the effects of avian flu or another epidemic or outbreak. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu or any other epidemic.
Risks Related to This Offering
               There has been no public market for our common shares prior to this offering, and you may not be able to resell our common shares at or above the price you paid, or at all.
        Prior to this initial public offering, there has been no public market for our common shares. Our common shares have been approved for listing on the Nasdaq Global Market. If an active trading market for our common shares does not develop after this offering, the market price and liquidity of our common shares will be materially and adversely affected. The initial public offering price for our common shares is determined by negotiations between us and the underwriters and may bear no relationship to the market price for our common shares after this initial public offering. We cannot assure you that an active trading market for our common shares will develop or that the market price of our common shares will not decline below the initial public offering price.
               The market price for our common shares may be volatile.
        The market price for our common shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power companies;

•	addition or departure of our executive officers and key research personnel;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding common shares; and

•	sales or perceived sales of additional common shares.

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our common shares.
               Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.
        If you purchase our common shares in this offering, you will pay more for the common shares than the amount paid by our existing shareholders for their common shares on a per share basis. As a result, you will experience immediate and substantial dilution of $11.32 per share (assuming no exercise by the underwriters their option to acquire additional common shares), representing the difference between our net tangible book value per share as of December 31, 2005, after giving effect to this offering and the initial public offering price of $15.00 per share. In addition, you may experience further dilution to the extent that our common shares are issued upon the exercise of share options.
               Substantial future sales or perceived sales of our common shares in the public market could cause the price of our common shares to decline.
        Sales of our common shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common shares to decline. Upon completion of this offering, we will have 27,270,000 common shares outstanding (assuming no exercise by the underwriters of their option to acquire additional shares). All common shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended. The remaining common shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus and subject to volume, holding period and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the joint lead underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common shares could decline.
               Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
               Our articles of continuance contain anti-takeover provisions that could adversely affect the rights of holders of our common shares.
        We intend to adopt an amendment to our articles of continuance that will become effective immediately upon the closing of this offering. We intend to include certain provisions in our amended articles of continuance that would limit the ability of others to acquire control of our company, and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

        We intend to include the following provisions in our amended articles of continuance that may have the effect of delaying or preventing a change of control of our company:

•	Our board of directors has the authority, without approval by the shareholders, to issue an unlimited number of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

•	Our board of directors shall fix and may change the number of directors within the minimum and maximum number of directors provided for in our articles. Our board of directors may appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, subject to the limitation that the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.
               You may have difficulty enforcing judgments obtained against us.
        We are a corporation organized under the laws of Canada and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers, as well as the expert named in this prospectus, are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, we have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is unlikely that an action could be brought in Canada in the first instance for civil liability under U.S. federal securities laws. There is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”
               We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.
        Based on, among other things, the price of our common shares in this offering and the expected price of our common shares following this offering, we do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2006, and we expect to operate in such a manner so as not to become a PFIC in future taxable years. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2006 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. person held a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation — United States Federal Taxation — Passive Foreign Investment Company.”
               We will incur increased costs as a result of being a public company.
        As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

RECENT DEVELOPMENTS
        The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2006.
        Net revenues were $17.8 million, a 3.2% increase from $17.3 million for the prior quarter ended June 30, 2006. We achieved these results following a strong quarter ended June 30, 2006, in which net revenues increased 96.2% from the prior quarter ended March 31, 2006. Net revenues for the three months ended September 30, 2006 increased by 292.9% from $4.5 million for the quarter ended September 30, 2005, due primarily to a significant increase in net revenues generated from the sale of our standard solar modules to our customers located in Europe.
        Cost of revenues were $13.0 million, a 5.7% increase from $12.3 million for the prior quarter ended June 30, 2006. The increase was due primarily to the increase in the quantity of solar cells needed to produce an increased output of our standard solar modules and to a slight increase in the cost of materials for the production of our solar modules.
        As a result of the foregoing, gross profit was $4.8 million as compared to $4.9 million for the prior quarter ended June 30, 2006.
        Total operating expenses were $4.0 million, a 122.2% increase from $1.8 million for the prior quarter ended June 30, 2006. The increase was due primarily to the significant increases in share-based compensation expenses included in each of our selling expenses, general and administrative expenses and research and development expenses, as set forth below.
        Share-based compensation expenses included in our cost of revenues, selling expenses, general and administrative expenses and research and development expenses were $72,499, $0.9 million, $1.9 million and $38,042, as compared to $24,166, $0.2 million, $0.3 million and $12,681, respectively, for the prior quarter ended June 30, 2006. We granted additional options and restricted shares to our personnel in the third quarter of 2006. In addition, we did not grant any options or restricted shares under our share incentive plan until May 30, 2006. As a result, share-based compensation expenses only comprised one month of our second quarter 2006 results as compared to the entirety of our third quarter 2006 results. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Share-based Compensation Expenses.”
        Income tax expense was $312,997, compared to a tax gain of $183,502 for the prior quarter ended June 30, 2006. The second quarter tax gain was due in part to the tax benefit from an increase in accrued warranty costs, which were recorded as deferred tax assets under U.S. GAAP.
        As a result of the foregoing, net income was $238,722 as compared to net income of $2.5 million for the prior quarter ended June 30, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
        This prospectus contains many forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” Known and unknown risks, uncertainties and other factors, may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in an emerging and evolving industry, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual result to differ materially from those expressed or implied in any forward-looking statement.
        In some cases, the forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for solar power;

•	our beliefs regarding lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar power;

•	our beliefs regarding the future shortage or availability of the supply of high-purity silicon;

•	our beliefs regarding the acceleration of adoption of solar power technologies;

•	our beliefs regarding the competitiveness of our solar module products;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from our supply chain management;

•	our beliefs regarding the effects of environmental regulation;

•	our beliefs regarding the changing competitive arena in the solar power industry;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of solar power products and conventional energy suppliers.
        This prospectus also contains data related to the solar power market in several countries. These market data, including market data from Solarbuzz, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common shares. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we referenced in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
        We will receive net proceeds for this offering of approximately $83.2 million, (or $93.0 million if the underwriters exercise the over-allotment option in full) after deducting the underwriting discounts, commissions and estimated offering expenses payable by us.
        We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $30.0 million to purchase or prepay for solar cells and silicon raw materials;

•	approximately $35.0 million for our expansion into solar cell manufacturing, including purchasing solar cell equipment and construction of our solar cell facilities, to support our core solar module business and for the expansion of our solar module manufacturing capabilities; and

•	the remaining amount for other general corporate purposes.
        We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.
        We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

CAPITALIZATION
        The following table sets forth our capitalization, as of June 30, 2006:

•	on an actual basis; and

•	on a pro forma basis to give effect to (1) the conversion of all of our outstanding convertible notes into 5,542,005 common shares (after taking into account post-conversion share splits) that occurred on July 1, 2006 and (2) the issuance and sale of the 6,300,000 common shares by us in this offering, based on the initial public offering price of $15.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.
        You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2006

	Actual	Pro Forma

Convertible notes	$8,827,567	—
Financial instruments related to convertible notes	—	—
Embedded derivatives related to convertible notes	1,000	—
Shareholders’ equity
Common shares, no par value: unlimited authorized shares; 15,427,995 shares issued and outstanding(1)(2)	210,843	$93,600,062
Additional paid-in capital	11,005,094	11,005,094
Retained earnings	2,083,236	2,083,236
Accumulated other comprehensive income	282,657	282,657

Total shareholders’ equity	13,581,830	106,971,049

Total capitalization	$22,410,397	$106,971,049

(1)	Excludes 566,190 restricted shares and 1,337,700 common shares issuable upon the exercise of options that are outstanding, and not exercisable until after 60 days, as of the date of this prospectus and 426,041 common shares reserved for future issuance under our 2006 share incentive plan.

(2)	The proforma amount also includes $1,333,648 of deferred tax liabilities associated with the convertible notes. The deferred tax liabilities represent a component of the carrying value of the convertible notes upon conversion.

DILUTION
        If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares.
        Our net tangible book value as of June 30, 2006 was approximately $23.7 million, or $1.13 per common share, after taking into account all share splits that occurred after June 30, 2006 and after giving effect to the conversion of conversion notes into 5,542,005 common shares on July 1, 2006. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after June 30, 2006, other than to give effect to (i) the conversion of all of the convertible notes on July 1, 2006 into 5,542,005 common shares, and (ii) our sale of common shares in this offering at the initial public offering price of $15.00 per share, after deduction of underwriters discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value per common share as of June 30, 2006 would have increased to $106.9 million or $3.92 per common share. This represents an immediate increase in net tangible book value of $2.79 per common share, to the existing shareholders, and an immediate dilution in net tangible book value of $11.08 per share to investors purchasing common shares in this offering. The following table illustrates such per share dilution:

Initial public offering price per common share	$15.00
Net tangible book value per common share as of June 30, 2006	$0.88
Pro forma net tangible book value per common share after giving effect to conversion of convertible notes	$1.13
Increase in net tangible book value per common share attributable to this offering	$2.79
Pro forma net tangible book value per common share after giving effect to the conversion of convertible notes and this offering	$3.92
Pro forma amount of dilution in net tangible book value per common share to new investors in this offering after giving effect to the conversion of convertible notes	$11.08

        The following table summarizes, on a pro forma basis as of June 30, 2006, the differences between existing shareholders and the new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per common share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of common shares in the following table does not include common shares issuable upon the exercise of the over-allotment option granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per common share for new investors is subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering determined at pricing.

	Common Shares				Average
	Purchased		Total Consideration		Price Per
					Common
	Number	Percent	Amount	Percent	Share

Existing shareholders	20,970,000	77%	$10,373,058	11%	$0.49
New investors	6,300,000	23%	83,227,004	89%	13.21

Total	27,270,000	100%	$93,600,062	100%	$3.43

        The discussion and tables above assume no exercise of any outstanding share options. As of June 30, 2006, there were 970,795 common shares issuable upon exercise of outstanding share options at an exercise price of $2.12 and $4.29 per share, respectively, and in July and August we granted additional options exercisable into 366,975 common shares at exercise prices of $4.29, $12.00 and $15.00 per share. If all of these options had been exercised on June 30, 2006, after giving effect to the conversion of the convertible notes and this offering, our net tangible book value would have been approximately $112.5 million, or $3.93 per common share, and the dilution in net tangible book value to new investors would have been $11.07 per common share. In addition, the dilution to new investors will be $10.83 per common share, if the underwriters exercise their option to purchase additional common shares in full.

DIVIDEND POLICY
        We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
        Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

EXCHANGE RATE INFORMATION
        Our business is primarily conducted in China and a portion of our expenses are denominated in RMB. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB8.0702 to $1.00, the noon buying rate in effect as of December 31, 2005. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 8, 2006, the noon buying rate was RMB 7.8651 to $1.00.
        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate

Period	Period End	Average	Low	High

	(RMB per $1.00)
2001	8.2766	8.2772	8.2709	8.2786
2002	8.2800	8.2772	8.2700	8.2800
2003	8.2767	8.2771	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006
May	8.0165	8.0133	8.0005	8.0300
June	7.9943	8.0042	7.9943	8.0225
July	7.9690	7.9897	7.9690	8.0018
August	7.9538	7.9722	7.9712	8.0000
September	7.9040	7.9334	7.8965	7.9533
October	7.8785	7.9018	7.8728	7.9168
November (through November 8, 2006)	7.8651	7.8712	7.8651	7.8750

ENFORCEABILITY OF CIVIL LIABILITIES
        We were incorporated as an Ontario corporation in October 2001 and were continued as a Canadian corporation under the CBCA in June 2006.
        WeirFoulds LLP, our Canadian counsel, has advised us that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is unlikely that an action could be brought in Canada in the first instance for civil liability under the U.S. federal securities laws.
        We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
        Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
        Chen & Co. Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
        Chen & Co. Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or Canada. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
        The following selected statement of operations data for the years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2006 and the balance sheet data as of December 31, 2003, 2004 and 2005 and as of June 30, 2006 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA, Ltd. on those financial statements is included elsewhere in this prospectus. The following selected consolidated statement of operations data for the six months ended June 30, 2005 have been derived from our unaudited financial statements included elsewhere in this prospectus. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
        The audited financial statements are prepared and presented in accordance with U.S. GAAP. Our selected consolidated statement of operations data for the year ended December 31, 2002 and our consolidated balance sheet data as of December 31, 2002 have been derived from our unaudited consolidated financial statements which are not included in this prospectus, but which have been prepared on the same basis as our audited consolidated financial statements. Our historical results do not necessarily indicate results expected for any future periods. Although we were incorporated in October 2001, our operation in 2001 was immaterial. As a result, the financial data for the year ended December 31, 2001 are not meaningful, and thus have not been included in this section or elsewhere in the prospectus.

						For the Six Months Ended
	Year Ended December 31,					June 30,

	2002		2003	2004	2005	2005	2006

	(in thousands of US$, except share and per share data, and
	operating data and percentages)
Statement of operations data:
Net revenues	$4,042		$4,113	$9,685	$18,324	$6,982	$26,041
Cost of revenues(1)	2,628		2,372	6,465	11,211	3,920	18,623

Gross profit	1,414		1,741	3,220	7,113	3,062	7,418
Operating expenses(1)
— Selling expenses	81		39	269	158	67	529
— General and administrative expenses	405		1,039	1,069	1,708	762	1,750
— Research and development expenses (2)	7		20	41	16	8	44

Total operating expenses	493		1,098	1,379	1,882	837	2,323

Income from operations	921		643	1,841	5,231	2,225	5,095
Interest expenses	—		—	—	(239)	—	(1,635)
Interest income	—		1	11	21	4	53
Loss on change in fair value of derivatives related to convertible notes	—		—	—	(316)	—	(6,997)
Loss on financial instruments related to convertible notes	—		—	—	(263)	—	(1,190)
Other — net	(—	)(3)	10	(32)	(25)	(14)	(1)
Income tax expense	(81)		(34)	(363)	(605)	(336)	111
Minority interests	(215)		(209)	—	—	—	—

Income/(loss) before extraordinary gain	625		411	1,457	3,804	1,879	(4,564)
Extraordinary gain	—		350	—	—	—	—

Net income/(loss)	$625		$761	$1,457	$3,804	$1,879	$(4,564)

Earnings per share, basic and diluted
— Extraordinary gain	—		$0.02	—	—	—	—

— Net income	$0.04		$0.05	$0.09	$0.25	$0.12	$(0.30)

Shares used in computation
Basic and diluted	15,427,995		15,427,995	15,427,995	15,427,995	15,427,995	15,427,995

Other financial data:
Gross margin	35.0%		42.3%	33.2%	38.8%	43.9%	28.5%
Operating margin	22.8%		15.6%	19.0%	28.5%	31.9%	19.6%
Net margin	15.5%		18.5%	15.0%	20.8%	26.9%	(17.5)%

					For the Six Months Ended
	Year Ended December 31,				June 30,

	2002	2003	2004	2005	2005	2006

	(in thousands of US$, except share and per share data, and
	operating data and percentages)
Selected operating data:
Products sold (in MW)
— Standard solar modules	—	—	1.8	3.4	1.4	5.9
— Specialty solar modules and products	0.7	0.7	0.4	0.7	0.4	0.3

Total	0.7	0.7	2.2	4.1	1.8	6.2

Average selling price (in $ per watt)
— Standard solar modules	—	—	$3.62	$3.92	$3.98	$4.09
— Specialty solar modules and products	$5.36	$5.70	$5.23	$5.13	$5.07	$4.87

(1)	Share-based compensation expenses are included in our cost of revenues and operating costs and expenses as follows:

					For the Six Months Ended
	Year Ended December 31,				June 30,

	2002	2003	2004	2005	2005	2006

	(in thousands of US$)
Share-based compensation expenses included in:
Cost of revenues	—	—	—	—	—	$24
Selling expenses	—	—	—	—	—	229
General and administrative expenses	—	—	—	—	—	324
Research and development expenses	—	—	—	—	—	13

(2)	We also conduct research and development activities in connection with our implementation of solar power development projects. These expenditures are included in our cost of revenues. See “Our Business — Solar Power Development Projects.”

(3)	Less than one thousand.

	As of December 31,				As of June 30,

	2002	2003	2004	2005	2006

	(in thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	$596	$1,879	$2,059	$6,280	$10,682
Inventories	312	313	2,397	12,163	26,398
Accounts receivable, net	1,047	257	636	2,067	6,134
Advances to suppliers	3	81	370	4,740	9,115
Property, plant and equipment, net	291	244	453	932	1,239
Total assets	2,476	3,053	6,145	27,430	57,505
Short-term borrowings	—	—	—	1,300	14,298
Accounts payable	488	426	824	4,306	7,578
Advances from suppliers and customers	113	18	273	2,823	7,321
Income tax payable	92	119	407	914	659
Embedded derivatives related to convertible notes	—	—	—	3,679	1
Total current liabilities	831	1,201	2,756	15,367	32,885
Accrued warranty costs	39	79	167	341	590
Convertible notes	—	—	—	3,387	8,828
Financial instruments related to convertible notes	—	—	—	1,107	—
Total liabilities	1,131	1,541	3,184	20,463	43,923
Total shareholders’ equity	779	1,512	2,961	6,967	13,582
Total liabilities and shareholders’ equity	$2,476	$3,053	$6,145	$27,430	$57,505

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
        We design, manufacture and sell solar module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. Our products are sold primarily under our own brand name and also produced on an OEM basis for our customers. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.
        We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues increased from $4.1 million in 2003 to $18.3 million in 2005, representing a CAGR of 111.1%. Correspondingly, our net income increased from $761,245 to $3.8 million over the same period, representing a CAGR of 123.5%. Our net revenues increased from $7.0 million for the six months ended June 30, 2005 to $26.0 million over the same period in 2006. We sold 0.7 MW, 2.2 MW and 4.1 MW of our solar module products in 2003, 2004 and 2005, respectively. We sold 1.4 MW and 6.2 MW of our solar module products in the six months ended June 30, 2005 and 2006, respectively.
        The most significant factors that affect our financial performance and results of operations are:

•	availability and price of solar cells and silicon raw materials;

•	industry demand;

•	government subsidies; and

•	product mix and pricing.
        Availability and Price of Solar Cells and Silicon Raw Materials. We produce solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, and products that use solar modules. Solar cells are the most important component for making solar modules. There is presently a shortage of solar cells as a result of a shortage of high-purity silicon caused primarily by the recent expansion of, and increased demand in, the solar power and semiconductor industries. The shortage of high-purity silicon has also contributed to significant price increases for solar cells. For example, according to Solarbuzz, the average long term silicon feedstock contracted price increased from approximately $28-32 per kilogram in 2004 to $35-40 per kilogram in 2005, and is expected to increase to $45-50 per kilogram in 2006. In addition, according to Solarbuzz, spot prices for silicon feedstock were generally $60-80 per kilogram and reached in excess of $100 per kilogram as of March 2006. According to Solarbuzz, the average selling price of solar cells increased from approximately €1.65-1.75 per watt in 2004, depending on the size of the cell and the type of technology used, to approximately €2.20 per watt in 2005. Based on our experience, we believe that the average prices of high-purity silicon and solar cells will continue to increase for the foreseeable future until the industry-wide high-purity silicon shortgage eases. Any increase in demand from the semiconductor industry will compound the shortage. Increases in the prices of high-purity silicon and solar cells have in the past increased our production costs and may continue to impact our cost of revenues and net income in the future. In addition, we have experienced late delivery and supply shortages, which have affected our production.
        Beginning in early 2005, we began managing our supply chain through toll manufacturing arrangements and our silicon reclamation program to secure a cost-effective supply of solar cells. This has allowed us to mitigate the effects of the industry-wide shortage of high-purity silicon, while reducing margin pressure. Currently, we secure our supply of solar cells primarily through our sourcing of silicon raw materials and toll manufacturing arrangements with suppliers of ingots, wafers and cells. We also purchase a limited amount of solar cells directly from our solar cell suppliers. In the past, we have been able to achieve cost savings through our toll manufacturing arrangements primarily because of our silicon reclamation processes. However, as the supply of high-purity silicon becomes more readily available in the future, toll manufacturing arrangements may not be available to us at higher or similar volumes, which could have an adverse effect on our margins and profitability.
        We believe our current silicon raw material supply agreements and toll manufacturing arrangements will enable us to secure solar cells sufficient for a major portion of our estimated 2006 and a portion of our estimated 2007 production output. However, as we grow our business and as high-purity silicon becomes more readily available, we plan to diversify our cell supply channel mix to ensure flexibility in adapting to the future changes in the supply of and demand for solar cells. We plan to enter into long-term supply contracts and commence in-house manufacture of solar cells. We plan to complete our first solar cell production line in the first quarter of 2007 with commercial production targeted for the second quarter of 2007. Despite our plans to have a balanced and diversified solar cell supply channel mix, we cannot assure you that we will be able to secure sufficient quantities of solar cells and silicon raw materials to grow our revenues as planned or that we will be able to successfully develop a cost-effective solar cell manufacturing capability. See “Risk Factors — Risks Related to Our Company and Our Industry — The current industry wide shortage of high-purity silicon may constrain our revenue growth and decrease our gross margins and profitability” and “— We may not succeed in developing a cost-effective solar cell manufacturing capability.”
        Given the current state of the industry, suppliers of solar cells and silicon raw materials typically require customers to make prepayments well in advance of their shipment. While we also typically require our customers to make prepayments, there is typically a lag between the time of our prepayment for solar cells and silicon raw materials and the time that our customers make prepayments to us. As a result, the purchase of solar cells and silicon feedstock, and other silicon raw materials through toll manufacturing arrangements, has required, and will continue to require, us to make significant working capital commitments beyond that generated from our cash flows from operations to support our estimated production output.
        Industry and Seasonal Demand. Our business and revenue growth depends on demand for solar power. Although solar power technology has been used for several decades, the solar power market has grown significantly in the past several years. According to Solarbuzz, the global solar power market, as measured by annual solar system installations, increased from 345 MW in 2001 to 1,460 MW in 2005, representing a CAGR of 43.4%. During the same period, solar power industry revenues grew from approximately $2.4 billion in 2001 to approximately $9.8 billion in 2005, representing a CAGR of 42.2%. Solarbuzz projects that solar power industry revenues and solar system installations will reach $18.6 billion and 3,250 MW by 2010, respectively. Worldwide installations of solar power systems are expected to grow at an annual rate of 17.4% to 2010, led by on-grid shipments, according to Solarbuzz. We believe growth in the near term will be constrained by the limited availability of high-purity silicon, but is expected to accelerate after 2007. See “Business — Our Industry” for a more detailed discussion on the factors driving the growth of the solar power industry and the challenges that it faces. In addition, we believe that industry demand may be affected by seasonality. Demand tends to be lower in the first quarter than in the subsequent three quarters, primarily because of adverse weather conditions in our key markets, such as Germany, that complicate the installation of solar power systems.
        Government Subsidies. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of implementing and operating a solar power system substantially exceeds the cost of purchasing power provided by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain, the United States, Japan and China, have provided subsidies and economic incentives to reduce dependency on conventional sources of energy. These have come in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products, to promote the use of solar energy in on-grid and, to a lesser extent, off-grid applications. The demand for our solar module products, in particular our standard solar modules, is affected significantly by these government subsidies and economic incentives. Any reductions or eliminations in government subsidies and economic incentives could reduce demand for our products and affect our revenues.
        Product Mix and Pricing. We began selling our solar module products in March 2002 and all of our net revenues in 2002 and 2003 were generated from sales of specialty solar modules and products. We did not begin selling standard solar modules until 2004. By the end of 2004, the sale of standard solar modules represented 72.5% of our net revenues for the year. That percentage increased to 76.9% and 93.5% in 2005 and for the six months ended June 30, 2006, respectively. Our specialty solar modules and products generally generate higher margins compared with those generated by our standard solar modules, primarily because of the higher average selling price. We are able to charge a higher average selling price because of the greater complexity of design, the higher labor cost to design and manufacture specialty solar modules and products and the cost, if any, of purchasing additional components to complete the product. For example, the average selling price per watt of our standard solar modules was $3.92 for the year ended December 31, 2005, as compared to $5.13 per watt for our specialty solar modules and products over that same time period. While we expect sales of standard solar modules to drive our net revenues in the near future, we expect to increase sales of both our standard solar modules and our specialty solar modules and products going forward.
        Our standard solar modules are priced based on the number of watts of electricity they can generate as well as overall demand in the solar power industry. We price our standard solar modules based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our solar cells and silicon raw materials costs. Over the past few years, the average selling prices for standard solar modules have risen year-to-year across the industry primarily because of high demand. Correspondingly, the average selling price of our standard solar module products increased from $3.62 per watt in 2004 to $3.92 per watt in 2005, and from $3.98 per watt for the six months ended June 30, 2005 to $4.09 per watt for the six months ended June 30, 2006. We generally enter into short-term sales contracts of approximately three months in term with our customers under which we are obligated to sell our products at set prices during the term of the contract. Given the strong industry demand for standard solar modules and increases in average selling prices per watt over recent years, the short-term nature of our contracts has allowed us to benefit from price increases. As demand and prices stabilize, we have begun, and will continue, to enter into longer-term sales contracts to help reduce our exposure to risks from decreases in standard solar module prices generally.
        The price for our specialty solar modules and products is determined on a product-by-product basis, taking into account the complexity of design, direct labor costs in designing and manufacturing the product and the cost of purchasing additional components, if any, to complete the product. Specialty solar modules and products have shorter product life cycles, and product designs and customer preferences change more rapidly for specialty solar modules and products than for standard solar modules. As a result, the prices that we charge for these products are not directly comparable from year to year because our customers typically order these products for limited time periods. When a customer order ends, we may not be able to replace the customer order with orders for similarly-sized and -priced solar modules from that same customer or other customers. In addition, because we have a relatively small number of customers of specialty solar modules and products, sales of these products are susceptible to significant fluctuations. We sold 0.7 MW, 0.4 MW, 0.7 MW and 0.3 MW of these products in 2003, 2004, 2005 and for the six months ended June 30, 2006, respectively.

Overview of Financial Results
        We evaluate our business using a variety of key financial measures.
               Net Revenues
        We generate revenues primarily from the sale of solar module products, consisting of standard solar modules and specialty solar modules and products. Solar module products accounted for 97.5%, 92.3%,97.7% and 99.7% of our net revenues in 2003, 2004, 2005 and for the six months ended June 30, 2006, respectively. We also generate revenues from the implementation of solar power development projects, primarily in conjunction with government organizations, to provide solar power generation in rural areas of China. To date, these have consisted of government-related assistance packages. Factors affecting our net revenues include average selling prices per watt, unit volume shipped, product demand and product mix. Our net revenues are net of business tax, value-added tax and returns and exchanges.
        A small number of customers have historically accounted for a major portion of our net revenues. In 2004, 2005 and for the six months ended June 30, 2006, our top five customers during those periods collectively accounted for approximately 64.0%, 62.1% and 91.2% of our net revenues, and sales to our largest customer accounted for 16.3%, 36.8% and 36.0%, respectively. Our largest customers have changed from year to year, primarily because of the short product life cycles of our specialty solar modules and products and our recent entry into the standard solar module business. We did not make any sales in 2004 to our largest customer in 2005, which is a distributor of our standard solar modules. Changes in our product mix and strategic marketing decisions have also resulted in changes in our market concentration from year to year. The following table sets forth certain information relating to our total net revenues derived from our customers categorized by their geographic location for the periods indicated:

							For the Six Months Ended
	Year Ended December 31,						June 30,

	2003		2004		2005		2005		2006

	Total Net		Total Net		Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%	Revenues	%	Revenues	%

	(in thousands of US$, except percentages)
Europe
Germany	$20	0.5%	$6,499	67.1%	$13,801	75.3%	$4,121	59.0%	$19,859	76.3%
Spain	—	—	85	0.8	445	2.4	455	6.4	4,496	17.3
Others	—	—	42	0.4	1,018	5.6	—	—	—	—

Europe Total	$20	0.5	6,625	68.4	15,264	83.3	4,566	65.4	24,354	93.6
China	271	6.6	109	1.1	504	2.8	259	3.7	169	0.6
North America	3,798	92.3	2,853	29.5	2,556	13.9	2,157	30.9	1,456	5.6
Others	25	0.6	97	1.0	—(1)	0.0	—	—	62	0.2

Total net revenues	$4,113	100.0%	$9,685	100.0%	$18,324	100.0%	$6,982	100.0%	$26,041	100.0%

(1)	Less than a thousand.
               Cost of Revenues
        Our cost of revenues consists primarily of the costs of:

•	solar cells;

•	other materials for the production of solar modules such as glass, aluminum frame and polymer backing;

•	production labor, including salaries and benefits for manufacturing personnel;

•	warranty costs;

•	since the second quarter of 2006, share-based compensation expenses for options and restricted shares granted to our manufacturing employees and suppliers; and

•	other materials, such as electronic components, used for the production of our specialty solar modules and products.
        Solar cells make up the major portion of our cost of revenues. We purchase some of our solar cells directly from cell suppliers. The costs of solar cells that we directly purchase are the price that we pay to our suppliers. The substantial majority of our solar cells are obtained through toll manufacturing arrangements through which we source and provide silicon feedstock to suppliers of ingots, wafers and cells. These suppliers ultimately convert these silicon raw materials into the solar cells that we use for our production of solar modules. The costs of solar cells that we obtain through these toll manufacturing arrangements comprise of: (i) the costs of purchasing the silicon feedstock; (ii) labor costs incurred in inventory management; (iii) labor costs incurred in sorting the reclaimable silicon as part of our silicon reclamation program; and (iv) tolling fees charged by our suppliers under the tolling arrangements. The payments we make to our suppliers for the solar cells and the payment our suppliers make to us for the silicon feedstock that we source are generally settled separately. We do not include payments we receive for providing silicon feedstock as part of these toll manufacturing arrangements in our net revenues.
        Our cost of revenues also includes warranty costs. We accrue 1.0% of our net revenues as warranty costs at the time revenues are recognized. Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery. We have not had any warranty claims to date. Our cost of revenues have historically increased as we increased our net revenues. We expect cost of revenues to increase as we increase our production volume.
               Gross Profit/ Gross Margin
        Our gross profit is affected by a number of factors, including the average selling prices for our products, product mix and our ability to cost-effectively manage our supply chain.
        Our gross margin decreased from 42.3% in 2003 to 33.2% in 2004, primarily as a result of the change in product mix focus from specialty solar modules and products to standard solar modules in 2004 and the rising cost of solar cells due to high industry demand for solar power and shortages of silicon raw materials. Our specialty solar modules and products generally have higher margins compared to our standard solar modules. The primary reason for this is the higher average selling price per watt that we are generally able to charge for our specialty solar modules and products due to their more complex design.
        Our gross margin increased from 33.2% in 2004 to 38.8% in 2005 as we initiated our supply chain management strategy in 2005. Our gross margin decreased from 43.9% for the six months ended June 30, 2005 to 28.5% for the six months ended June 30, 2006, primarily as a result of our changing product mix as we completed one of our large specialty solar module product contracts in mid-2005. Specialty solar modules and products, which tend to have higher margins than our standard solar modules, accounted for 31.6% and 6.0% of our net revenues for the six months ended June 30, 2005 and 2006, respectively. The decrease in gross margin is also attributable to the higher costs of solar cells in the six months ended June 30, 2006 and the substantial completion of one of our CIDA projects in mid-2005. A major component of our supply chain management involves the purchase of reclaimable silicon and processing it for reuse at a lower cost. This provides a significant cost advantage over the purchase of high-purity silicon. Our ability to select cost-effective suppliers for solar cells also provides us with cost savings. The successful use of reclaimed silicon requires extensive experience, know-how and additional quality control measures from both the provider of reclaimed silicon and the toll manufacturers. We must continue to maintain the consistency and quality of the reclaimed silicon from our silicon reclamation program at an acceptable level in order to continue receiving the cost advantages of recycling silicon through our silicon reclamation program.

        We believe that we will face some margin compression in the sale of standard solar modules as high-purity silicon prices increase and as average selling prices stabilize and possibly decrease in the future. However, we expect this to be offset to a certain degree by increasing economies of scale and cost savings through the continued development and use of our silicon reclamation program and as we commence in-house manufacturing of solar cells. Expansion of our specialty solar modules and product business will be a driver of our gross margins in the future.
               Operating Expenses
        Our operating expenses include selling expenses, general and administrative expenses and research and development expenses. Our operating expenses have decreased in recent years as a percentage of our net revenues primarily due to economies of scale that we have achieved in connection with our revenue growth. We expect this trend to continue as our net revenues grow in the future.
               Selling Expenses
        Selling expenses consist primarily of salaries, sales commissions for sales and marketing personnel, advertising, promotional and other sales and marketing expenses. Since the second quarter of 2006, selling expenses have included share-based compensation expenses for options and restricted shares granted to our sales and marketing personnel. We have incurred only limited selling expenses to date as we have relied primarily on sales of standard solar modules in 2004, 2005 and for the first six months ended June 30, 2006, which have become increasingly commoditized. As we expand our business, we will increase our sales and marketing efforts and target companies in selected industry sectors. We expect our selling expenses to increase in the near term as we increase our sales efforts, hire additional sales personnel, target more markets and initiate additional marketing programs to reach our goal of building a leading global brand. However, assuming our net revenues increase at the rate we expect, over time we anticipate that our selling expenses will decrease as a percentage of our net revenues.
               General and Administrative Expenses
        General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, consulting and professional service fees, government and administration fees, exchange gain or loss, insurance fees and provisions for bad debt. Since the second quarter of 2006, our general and administrative expenses have included share-based compensation expenses for options and restricted shares granted to our general and administrative personnel, directors and consultants. We expect our general and administrative expense to increase as we hire additional personnel, upgrade our information technology infrastructure and incur expenses necessary to fund the anticipated growth of our business. We also expect general and administrative expenses to increase to support our operations as a public company, including compliance-related costs. However, assuming our net revenues increase at the rate we expect, over time we anticipate that our general and administrative expenses will decrease as a percentage of our net revenues.
               Research and Development Expenses
        Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs related to the design, development, testing and enhancement of our products and silicon reclamation program. Since the second quarter of 2006, our research and development activities have included share-based compensation expenses for options and restricted shares granted to our research and development employees. We expense our research and development costs as incurred. To date, our research and development expenses have been minor. A significant portion of our research and development activities have been in connection with our implementation of solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China. We have recorded the expenditures in connection with these solar power development projects in our cost of revenues.

        We expect to devote more efforts to research and development and expect that our research and development expenses will increase in the near future as we hire additional research and development personnel, expand and promote innovation in our specialty solar modules and products portfolio, devote more resources towards using new technologies in our silicon reclamation program and expand into solar cell manufacturing. We will also continue to devote efforts to ensure that our products comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products.
               Share-based Compensation Expenses
        We adopted our 2006 share incentive plan effective March 2006 and have granted a total of 574,150 options to purchase our common shares and 243,000 restricted shares as of September 15, 2006. For a description of the options and restricted shares granted, including the exercise prices and vesting periods, see “Management — 2006 Share Incentive Plan.” Under SFAS No. 123R, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. For options granted to employees, we have recorded a compensation charge for the fair value of the options at the grant date. We then amortize share-based compensation expense over the vesting periods of the related options.
        We have used Black-Scholes option pricing model to assess the fair value of our options. We used the Black-Scholes option pricing model to determine the fair value of our options. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, estimated forfeitures and the price volatility of the underlying stock. We grant our restricted shares at their fair value which generally represents the fair value of an unrestricted share less a discount calculated based on the length of time the share is restricted.
        We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share option and restricted share compensation charges may change based on changes to our actual forfeitures. In addition, a portion of the options were granted with exercise prices either at the price of this initial public offering or at 80% of the initial public offering price. As we did not know the actual offering price at the date of grant, we have estimated the expense based on our best estimate of that initial public offering price. Under U.S. GAAP, we are required to update those assumptions, and the related expenses, until the initial public offering occurs and the fair values are ultimately known.
        For the first six months ended June 30, 2006, we recorded share-based compensation expenses of approximately $589,698. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of grantees to whom we granted the options or restricted shares. For the six months ended June 30, 2006, we recorded share-based compensation expenses of approximately $24,166, $229,007, $323,844 and $12,681 for each of those line items, respectively.
        Assuming no change in the estimated forfeiture rates, our total share-based compensation expenses for future periods in respect of the equity awards that we have granted to date is as follows:

Period	US$

Three Months Ended September 30, 2006	2,904,488
Three Months Ended December 31, 2006	2,686,865
Year Ended December 31, 2007	8,283,309
Year Ended December 31, 2008	5,262,893
Year Ended December 31, 2009	4,245,135
Year Ended December 31, 2010	1,304,467

        Given the preliminary nature of our estimates, our actual share-based compensation expenses may be materially different from our current expectations. In addition to the subjective assumptions and estimates discussed above, see “Forward-Looking Statements” for information regarding the various risks and uncertainties inherent in estimates of this type.
        In determining the fair value of our common shares, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, or the Practice Aid. Specifically, paragraph 16 of the Practice Aid indicates a hierarchy in deciding on the type of valuation to perform and the valuation specialist to use. We have followed the “level A” recommendation of the Practice Aid by establishing the fair value of the common shares as of various dates in 2005 and 2006 in contemporaneous valuations by an independent valuation firm American Appraisal China Limited, or American Appraisal.
        The following table shows the grant date and terms of share options and restricted shares granted to our employees, directors and other individuals from May 30, 2006 until September 2006 and the fair value of our common shares as of the date of each grant without taking into account any post-grant share splits.

		Amount of
		Common			Fair Value
		Shares	Exercise		of Common		Shares
		Underlying	Price		Shares		Used in
Grant Date	Type of Awards	the Awards	($/share)		($/share)		Calculation*

May 30, 2006	Options(1)	339,500	$4.94		$38.21	(6)	5,811,421
May 30, 2006	Options(1)	55,150	10.00		38.21	(6)	5,811,421
May 30, 2006	Restricted Shares (2)	143,000	Nil		38.21	(6)	5,811,421
June 30, 2006	Options(1)	22,000	10.00		39.07	(7)	5,861,421
June 30, 2006	Restricted Shares (2)	50,000	Nil		39.07	(7)	5,861,421
July 17, 2006	Options(1)	47,500	10.00		32.82	(8)	9,193,000
July 28, 2006	Options(1)	20,000	10.00		32.89	(9)	9,243,000
July 28, 2006	Restricted Shares (2)	50,000	Nil		32.89	(9)	9,243,000
August 8, 2006	Options(3)	60,000	—	(4)	32.89	(9)	9,243,000
August 8, 2006	Options(1)	25,000	—	(5)	32.89	(9)	9,243,000
August 31, 2006	Options(1)	5,000	—	(5)	35.84	(10)	9,243,000

(1)	Vest over a four-year period.

(2)	Vest over a two-year period.

(3)	Granted to independent directors, vesting either (i) immediately upon the date of grant or (ii) in two equal installments, the first upon the date of grant and the second upon the first year anniversary of the grant date so long as the director remains in service.

(4)	Exercise price for 40,000 of these options will be the initial public offering price of the common shares as stated on the front cover of the prospectus, and for 20,000 options will be $10.00.

(5)	Exercise price will be 80% of the initial public offering price of the common shares as stated on the front cover of the prospectus.

(6)	Based on the valuation as of May 31, 2006 by the independent appraiser.

(7)	Based on the valuation as of June 30, 2006 by the independent appraiser.

(8)	Based on the valuation as of July 17, 2006 by the independent appraiser.

(9)	Based on the valuation as of July 28, 2006 by the independent appraiser.

(10)	Based on the valuation as of August 31, 2006 by the independent appraiser.

*	Shares used in calculation include common shares outstanding as of such date and all restricted shares granted as of such date. On July 1, 2006, all of our outstanding convertible notes were converted into common shares and we implemented a 1 for 1.16830772 share split that applied to all outstanding common shares but not the options or restricted shares. On October 2006, we implemented a 1 for 2.33 share split. See “Description of Share Capital — History of Securities Issuances.”

        Determining the fair value of our common shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. American Appraisal used a combination of the income approach and the guideline company approach to assess the fair value of our common shares. For the income approach, American Appraisal utilized a weighted discounted cash flow, or DCF, analysis based on our projected cash flows through 2010 in different scenarios. The cash flow projections were formulated to take into consideration the nature of our company, our relatively limited operating history, the growth of our operations and the business risks facing our company. Under the guideline company approach, American Appraisal analyzed the financial ratios and market price data of comparable companies. Nine comparable companies were selected primarily based on the nature of the business, the geographical location and the consideration of other market participants. The nine companies selected are primarily engaged in the solar power industry. American Appraisal determined market multiples of the guideline companies based on the latest available financial information, then adjusted those market multiples to take into account our growth and business risks. The market multiple was then applied to our performance indicators and discounted to reflect the lack of marketability.
        In addition to business specific assumptions, American Appraisal relied on the following major assumptions in calculating the fair values of our common shares, including:

•	Weight of income and guideline company multiples: American Appraisal assigned 60% weight to the income approach and 40% weight to the guideline company multiples approach because we had achieved better visibility of future earnings at the time, which made the income approach more meaningful.

•	Weighted average costs of capital, or WACC: WACC of 17-18% was used. This was the combined result of the changes in risk-free rate, industry average beta, and our company-specific risk premium that reflects the risk associated with achieving projections at various stages of development.

•	Capital market valuation multiples: American Appraisal obtained and assessed updated capital market valuation data of nine comparable companies.

•	Lack of Marketability Discount, or LOMD: American Appraisal quantified the LOMD by the option-pricing method. This model considered the size of our company, the volatility factor of comparable companies in the solar power sector and the expected time to this initial public offering. In addition, the floatation cost and comparable restricted stock studies were also considered. The LOMD applied gradually decreased from 16% in November 2005 to 6% in June 2006 as the expected initial public offering date approached.
        The increase in the fair value of our common shares since November 30, 2005, the date we issued convertible notes with a conversion price of $4.94 per share, is primarily attributable to increased projections of our future revenues and net income. Since November 30, 2005, we had achieved various milestones that increased the likelihood that we would obtain the necessary funding and resources to meet future financial projections. These milestones include:

•	consistent quarterly revenue growth in 2005, including increased total revenues in 2005 of almost twice that achieved in 2004;

•	our rapid and substantial expansion in sales and production of module products from 2.2 MW in 2004 to 4.1 MW in 2005, evidencing the viability of our business strategy and execution capability;

•	further quarter-on-quarter growth in revenues from $6.8 million for the three months ended December 31, 2005 to $8.8 million for the three months ended March 31, 2006, despite historical seasonality effects during the first quarter of each year;

•	revenues in the first half of 2006 that exceeded total revenues in the full year 2005 by 45%, as well as significant quarter-on-quarter growth from $8.8 million for the three months ended March 31, 2006 to $17.3 million for the three months ended June 30, 2006;

•	production output on a megawatt basis in the first half of 2006 that exceeded production for the full year 2005;

•	receipt of third-party guaranteed loans of RMB 105 million ($10.5 million) used to secure raw materials and fund construction of our new solar cell manufacturing facility; and

•	finalization of several large supply agreements in 2006 to support our production expansion plans, including a five-year wafer contract with LDK, and several financing facilities, including a $3.3 million working capital facility.
        In determining the fair value of its common shares, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, or the Practice Aid, which provides that the value of a private enterprise during the period culminating in a successful initial public offering may increase significantly. Increases in enterprise value may be attributed partly to (a) changes in the amount and relative timing of future net cash flows (estimated and actual) as the enterprise successfully executes its business plan and responds to risks and opportunities in the market, and (b) a reduction in the risk associated with achieving projected results (or, from another perspective, narrowing the range of possible future results and increasing the likelihood of achieving desired results). In addition, the marketability provided by the offering itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets. Moreover, macroeconomic factors also may affect the extent to which an enterprise’s value changes during the period culminating in its successful initial public offering. As our preparation for this offering progressed through 2006, the likelihood that we would benefit from an initial public offering and achieve a public market valuation also increased. Accordingly, we believe that the approach the independent appraiser has taken to value the common shares is appropriate and follows the recommendation set forth in the Practice Aid.
               Interest Expenses
        Interest expenses consist primarily of interest expenses with respect to our short-term loans and the accrued interest and non-cash charges on the convertible notes that we issued to HSBC HAV2 (III) Limited, or HSBC, and JAFCO Asia Technology Fund II, or JAFCO, which reference includes any affiliate to which it transferred shares issued upon conversion of the notes. HSBC and JAFCO are entitled to receive cash interest at 2% per annum. If the notes mature without being converted, HSBC and JAFCO are entitled to receive a premium at redemption equal to 10% per annum on the principal amount of the notes from their issue date to redemption. Discounts against the debt portion of the convertible notes were amortized over the maturity of the convertible notes using the straight-line method, which is not materially different from the effective interest rate method. We accrued non-cash charges in connection with the premium at redemption equal to 10% per annum on the principal amount of the notes from their issue date to redemption assuming the convertible notes had matured without being converted and amortization of discounts against the debt portion. Our non-cash charges of $134,666 and $706,320 in 2005 and for the six months ended June 30, 2006, respectively, consisted primarily of the amortization of discount on debt and the charges we incurred in connection with this premium.
               Loss on Change in Fair Value of Derivatives
        Loss on change in fair value of derivatives is associated with the convertible notes that we issued to HSBC and JAFCO. Prior to March 2006, at any time after the occurrence of a predefined event of default upon written demand from the note holders, the note holders were entitled to receive a premium of the higher of 12% per annum internal rate of return to the note holders or a market value-based return assuming full conversion of all convertible notes. Since the market value-based return created a net settlement provision, we were required to bifurcate the compound embedded derivatives and record them as derivatives or derivative financial instruments, which are stated at fair value on the issuance date and each financial reporting period thereafter. Changes in fair value of the compound embedded derivatives were recorded in profits and losses as non-cash charges. The fair value of the convertible notes, excluding the compound embedded derivative liabilities, were determined with reference to a valuation conducted by American Appraisal. These non-cash charges amounted to $316,000 and $7.0 million in 2005 and for the six months ended June 30, 2006, respectively. In March 2006, this feature was eliminated such that an event of default entitles the note holders to receive a premium of 18% per annum internal rate of return to the note holders, effectively removing the net settlement provision. As a result, from March 2006, we no longer incur this charge.
        Loss on Financial Instruments Related to Convertible Notes
        In addition to the compound embedded derivatives which arose as part of the issuance of our convertible notes, our convertible notes also included freestanding financial instrument liabilities associated with the obligation to issue the second tranche of convertible notes to the investors and the investor’s option to subscribe for a third tranche of convertible notes. These financial instruments do not meet the definition of derivative instruments under US GAAP. However, the investors’ option to subscribe to the third tranche of convertible notes represents our written option which was required to be marked to market on the date of issuance and each financial reporting period thereafter. The changes in the fair value of the marked to market financial instrument was reported in profits and losses as a non-cash charge. These non-cash charges amounted to $263,089 in 2005 and $1.2 million for the six months ended June 30, 2006, all of which was incurred during the first quarter of 2006. We issued the second tranche convertible notes together with the convertible notes pursuant to the investors’ option in March 2006. As a result, from March 2006, we no longer incur this charge.
               Income Tax Expense
        We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized.
        We are incorporated in Canada and are subject to Canadian federal and provincial corporate income taxes. As a Canadian controlled private corporation, we enjoy preferential tax rates for active business income carried on in Canada up to an annual limit. We will no longer be eligible for these preferential tax rates upon the listing of our common shares on the Nasdaq Global Market.
        Under current PRC laws and regulations, an FIE in China is typically subject to EIT, at the rate of 30% on taxable income, and local income tax at the rate of 3% on taxable income. The PRC government has provided various incentives to FIEs, such as each of our PRC subsidiaries, to encourage the development of foreign investments. Such incentives include reduced tax rates and other measures. FIEs that are determined by PRC tax authorities to be manufacturing companies with authorized terms of operation of more than ten years, are eligible for: (i) a two-year exemption from EIT from their first profitable year; and (ii) a reduced EIT of 50% for the succeeding three years. CSI Solartronics is entitled to a preferential EIT rate of 24%, as it is a manufacturing enterprise located in a coastal economic development zone in Changshu. CSI Solartronic’s first profitable year was 2002 and it is currently paying an EIT rate of 12% until the end of 2006. CSI Solar Manufacturing is entitled to a preferential EIT rate of 15%. CSI Solar Manufacturing’s first profitable year was 2005 and it is exempt from EIT until 2006. It will be subject to a tax rate of 7.5% from 2007 until 2009. CSI Solar Technologies, CSI Luoyang, CSI Solarchip and CSI Advanced have not yet made a profit and have therefore not applied for preferential tax treatment. If these subsidiaries turn profitable, they will apply for preferential tax rates and tax holidays.
        As these tax benefits expire, the effective tax rate of our PRC subsidiaries may increase significantly.
               Extraordinary gain
        In December 2003, we acquired the remaining 31.9% interests in CSI Changshu, in which we initially held 68.1% prior to the transaction. The acquisitions were recorded using the purchase method of accounting.

The acquired assets and liabilities were recorded at their fair value at the date of acquisition. An excess of fair value of acquired net assets over cost resulted because the fair value of the consideration paid in the form of cash and products was less than the fair value of the acquired net assets. We recognized an extraordinary gain as a result of this excess excluding (i) the amounts allocated as a pro rata reduction that otherwise would have been assigned to all of the acquired assets, except for financial assets other than investments, which are accounted for by the equity method, (ii) assets to be disposed of by sale, (iii) deferred tax assets, (iv) prepaid assets relating to pension or other postretirement benefit plans (v) and any other current assets.
               Minority interests
        Prior to our acquisitions of the remaining interests in CSI Changhsu, we recognized minority interests in 2003 to account for the 31.9% interests held by the other shareholders in CSI Changhsu.
Critical Accounting Policies
        We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
        When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.
               Revenue Recognition
        We record sales of our solar module products when the products are delivered and title has passed to our customers. We only recognize revenues when prices to the seller are fixed or determinable and collection is reasonably assured. We also recognize revenues from reimbursements of shipping and handling costs of products sold to customers. Our sales contracts typically contain our customary product warranties but do not contain post-shipment obligations or any return or credit provisions. A majority of our contracts provide that products are shipped under the term of free on board, or FOB, ex-works, or cost, insurance and freight, or CIF. Under FOB, we fulfill our obligation to make delivery when the goods have passed over the ship’s rail at the named port of shipment. From that point on, the customer has to bear all costs and risks of loss or damage to the goods. Under ex-works, we fulfill our obligation to make delivery when we have made the goods available at our premises to the customer. The customer bears all costs and risks involved in transporting the goods from our premises to their desired destination. Under CIF, we must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship’s rail at the port of shipment. Most of our sales require that customers prepay before delivery has occurred. We record these prepayments as advances from customers until delivery is made. Our sales contracts typically contain our customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.
        We also generate revenues from our implementation of solar power development projects, consisting primarily of government related assistance packages for our demonstration, promotion and feasibility projects and studies. The revenue is recognized when the projects are provided and accepted by the customers.

               Warranty Cost
        It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of conversion efficiency for extended periods. Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery. We therefore maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these guarantees and warranties. We accrue 1.0% of our net revenues as warranty costs at the time revenues are recognized and include that amount in our cost of revenues. Due to limited warranty claims to date, we accrue the estimated costs of warranties based primarily on an assessment of our competitors’ accrual history. Through our relationships with, and management’s experience working at, other solar power companies and on the basis of publicly available information regarding other solar power companies’ accrued warranty costs, we believe that accruing 1.0% of our net revenues as warranty costs is within the range of industry practice and is consistent with industry-standard accelerated testing, which assists us in estimating the long-term reliability of solar modules, estimates of failure rates from our quality review and other assumptions that we believe to be reasonable under the circumstances. However, although we conduct quality testing and inspection of our solar module products, our solar module products have not been and cannot be tested in an environment simulating the up to 25-year warranty periods. We have not experienced any material warranty claims to date in connection with declines of the power generation capacity of our solar modules. As is typical in the industry, however, we have experienced some claims concerning other defects or workmanship. We will prospectively revise our actual rate to the extent that actual warranty costs differ from the estimates.
               Impairment of Long-lived Assets
        We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets.
               Allowance for Doubtful Accounts
        We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, our suppliers are primarily suppliers of solar cells and silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers. However, we maintain a reserve for potential credit losses.
               Inventories
        Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost of inventories consists of costs of direct materials, such as solar cells, glass, aluminum frame and polymer backing and other components, and where applicable, direct labor costs, tolling costs and any overhead that we incur in bringing the inventories to their present location and condition.
        Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.
        We outsource portions of our manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers.
        For those outsourcing arrangements in which the title is not transferred, we maintain such inventory on our balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer.
        For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) transfer to the third-party manufacturer, we are constructively obligated, through raw materials sales contracts and processed inventory purchase contracts which have been entered into simultaneously with the third-party manufacturers, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in physical possession of the third-party manufacturer and cash is received, which is classified as advances from suppliers and customers on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements, which require prepayment for repurchase of the processed inventory are classified as advances to suppliers on the balance sheet. There is no right of offset for these arrangements and accordingly, advances from suppliers and customers and advances to suppliers remain on the balance sheet until the processed inventory is repurchased. We do not recognize revenue until finished solar modules are delivered and title has passed to our customers.
               Fair value of derivative and freestanding financial instruments
        Valuations for derivative and freestanding financial instruments are typically based on the following hierarchy: (i) prices quoted on an organized market, (ii) prices obtained from other external sources such as brokers or over the counter third parties and (iii) valuation models and other techniques usually applied by market participants. Because our convertible notes and common shares were not publicly traded, we had relied solely on valuation models in determining these values.
        We used a binomial model to value the conversion option and early redemption put option. The binomial model requires the input of assumptions, some of which are subjectively determined, such as the fair values of the common shares and the underlying notes, life of the option, the risk free interest rate over the period of the option, a standard derivation of expected volatility, and expected dividend yields. We determined the fair value of the underlying common shares based on valuations by American Appraisal. For a more detailed discussion on the assumptions involved in determining the fair value of our common shares, see “— Overview of Financial Results — Share-based Compensation Expenses.”
        In determining the fair value of the freestanding note option, we used the Black-Scholes option pricing model. The option-pricing model requires the input of assumptions, some of which are subjectively determined, such as the fair value of the underlying convertible note, the exercise price of the option, the life of the option, the risk free rate over the period of the option, and a standard derivation of expected volatility.
        In determining the fair value of the freestanding forward instrument, we used the fair value of the convertible note less the subscription price and interest forgone by not exercising the forward, discounted for the expected time the forward would be outstanding.
        Changes to any of the assumptions used in the valuation model could materially impact the valuation results. A more detailed discussion on fair value calculations is reflected in Note 2(q) and Note 8 to our consolidated financial statements.
               Income Taxes
        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
Results of Operations
        The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,						For the Six Months Ended June 30,

	2003		2004		2005		2005		2006

	(in thousands of US$, except percentages)
Net revenues:
— Solar modules	$4,008	97.5%	$8,941	92.3%	$17,895	97.7%	$6,554	93.9%	$25,973	99.7%
— Others	105	2.5	744	7.7	429	2.3	428	6.1	68	0.3

Total net revenues	4,113	100.0%	9,685	100.0%	18,324	100.0%	6,982	100.0%	26,041	100.0%
Cost of revenues(1)
— Solar modules	2,253	54.8	5,894	60.9	10,885	59.4	3,595	51.5	18,555	71.2
— Others	119	2.9	571	5.9	326	1.8	325	4.6	68	0.3

Total cost of revenues	2,372	57.7	6,465	66.8	11,211	61.2	3,920	56.1	18,623	71.5

Gross profit	1,741	42.3	3,220	33.2	7,113	38.8	3,062	43.9	7,418	28.5
Operating expenses(1)
— Selling expenses	39	0.9	269	2.8	158	0.9	67	1.0	529	2.0
— General and administrative expenses	1,039	25.3	1,069	11.0	1,708	9.3	762	10.9	1,750	6.7
— Research and development expenses(2)	20	0.5	41	0.4	16	0.1	8	0.1	44	0.2

Total operating expenses	1,098	26.7	1,379	14.2	1,882	10.3	837	12.0	2,323	8.9

Income from operations	643	15.6	1,840	19.0	5,231	28.5	2,225	31.9	5,095	19.6
Interest expenses	—	—	—	—	(239)	(1.3)	—	—	(1,635)	(6.3)
Interest income	1	0.0	11	0.1	21	0.1	4	—	53	0.2
Loss on change in fair value of derivatives related to convertible notes	—	—	—	—	(316)	(1.7)	—	—	(6,997)	(26.8)
Loss on financial instruments relating to convertible bonds	—	—	—	—	(263)	(1.4)	—	—	(1,190)	(45.6)
Other gain/(loss) — net	10	0.3	(31)	(0.4)	(25)	(0.1)	(14)	(0.2)	(1)	—

Income before taxes	654	15.9	1,820	18.7	4,409	24.1	2,215	31.7	(4,675)	(17.9)
Income tax expense	(34)	(0.8)	(363)	(3.7)	(605)	(3.3)	(336)	(4.8)	111	0.4

Minority interests	(209)	(5.1)	—	—	—	—	—	—	—	—
Income/(loss) before extraordinary gain	411	10.0	1,457	15.0	3,804	20.8	1,879	26.9	(4,564)	(17.5)

Extraordinary gain	350	8.5	—	—	—	—	—	—	—	—
Net income/(loss)	$761	18.5%	$1,457	15.0%	$3,804	20.8%	$1,879	26.9%	$(4,564)	(17.5)%

(1)	Share-based compensation expenses are included in our cost of revenues and operating costs and expenses as follows:

					For the Six
					months Ended
	Year Ended December 31,				June 30,

	2002	2003	2004	2005	2005	2006

	(in thousands of US$)
Share-based compensation expenses included in:
Cost of revenues	—	—	—	—	—	$24
Selling expenses	—	—	—	—	—	229
General and administrative expenses	—	—	—	—	—	324
Research and development expenses	—	—	—	—	—	13

(2)	We also conduct research and development activities in connection with our implementation of solar power development projects. These expenditures are included in our cost of revenues. See “Our Business — Solar Power Development Projects.”
Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005
        Net Revenues. Our total net revenues increased significantly from $7.0 million for the six months ended June 30, 2005 to $26.0 million for the six months ended June 30, 2006. The increase was due primarily to a significant increase in net revenues generated from the sale of our solar module products from $6.6 million for the six months ended June 30, 2005 to $26.0 million for the six months ended June 30, 2006, which as a percentage of total revenues also increased from 93.9% to 99.7%. There was a significant decrease in other net revenues generated from our implementation of solar power development projects from $428,417 for the six months ended June 30, 2005 to $67,834 for the six months ended June 30, 2006, primarily due to our substantial completion of the remaining milestones in the “Solar Electrification for Western China” project in 2005. The volume of our solar module products sold increased from 1.4 MW for the six months ended June 30, 2005 to 6.2 MW for the six months ended June 30, 2006. Among our solar module product categories, the increase was driven primarily by sales of our standard solar modules. Net revenues from the sale of standard solar modules increased from $3.9 million for the six months ended June 30, 2005 to $24.4 million for the six months ended June 30, 2006 with an increase in volume from 1.0 MW for the six months ended June 30, 2005 to 5.9 MW for the six months ended June 30, 2006. Net revenues from the sale of specialty solar modules and products decreased from $2.2 million for the six months ended June 30, 2005 to $1.6 million for the six months ended June 30, 2006 with a decrease in volume from 0.4 MW to 0.3 MW for the six months ended June 30, 2006. This decrease was primarily as a result of the completion of one of our large specialty solar module product contracts in mid-2005.
        The significant increase in the volume of our products sold was driven primarily by a significant increase in market demand for our standard solar modules, in particular in Germany and Spain. The average selling price of our standard solar modules rose from $3.98 per watt for the six months ended June 30, 2005 to $4.09 per watt for the six months ended June 30, 2006. The average selling price of our specialty solar modules and products decreased from $5.07 per watt for the six months ended June 30, 2005 to $4.87 per watt for the six months ended June 30, 2006, primarily due to a change in the product mix of our specialty solar modules as one of our large specialty solar module contracts ended in mid-2005 and, as a result, a larger percentage of the specialty solar modules and products that we sold in the six months ended June 30, 2006 consisted of smaller-sized modules sold to Chinese domestic customers that were less complex and commanded a lower average selling price per watt. The prices that we charge for specialty solar modules and products are not directly comparable from period to period nor between different products. See “— Product Mix and Pricing.”
        Cost of Revenues. Our cost of revenues increased significantly from $3.9 million for the six months ended June 30, 2005 to $18.6 million for the six months ended June 30, 2006. The increase in our cost of revenues was due primarily to a significant increase in the quantity of solar cells needed to produce an increased output of our standard solar modules and the rising prices of silicon feedstock and solar cells arising from the industry-wide shortage of high-purity silicon. As a percentage of our total net revenues, cost of revenues increased from 56.1% for the six months ended June 30, 2005 to 71.5% for the six months ended June 30, 2006, primarily as a result of our changing product mix. The sale of specialty solar modules and products, which tend to have lower cost of revenues than standard solar modules, decreased as a percentage of our net revenues from 31.6% to 6.0% for the six months ended June 30, 2005 and 2006, respectively.
        Gross Profit. As a result of the foregoing, our gross profit increased significantly from $3.1 million for the six months ended June 30, 2005 to $7.4 million for the six months ended June 30, 2006. Our gross margin decreased from 43.9% for the six months ended June 30, 2005 to 28.5% for the six months ended June 30, 2006.
        Operating Expenses. Our operating expenses increased by 177.5% from $836,690 for the six months ended June 30, 2005 to $2.3 million for the six months ended June 30, 2006. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses and selling expenses. Operating expenses as a percentage of our total net revenue decreased from 12.0% for the six months ended June 30, 2005 to 8.9% for the six months ended June 30, 2006.
        Selling Expenses. Our selling expenses increased significantly from $67,135 for the six months ended June 30, 2005 to $528,544 for the six months ended June 30, 2006. Selling expenses as a percentage of our total net revenues doubled from 1.0% for the six months ended June 30, 2005 to 2.0% for the six months ended June 30, 2006. The increase in our selling expenses was due primarily to (i) share-based compensation expenses that we incurred in connection with our grant of share options and restricted shares to sales and marketing personnel in the six months ended June 30, 2006, and (ii) an increase in salaries and benefits as we hired additional sales personnel to handle our increased sales volume. The increase was also due to an increase in advertising expenses as we further promoted our products, in particular in Europe, and to an increase in freight charges for samples and customs and clearance charges.
        General and Administrative Expenses. Our general and administrative expenses increased by 129.7% from $761,465 for the six months ended June 30, 2005 to $1.8 million for the six months ended June 30, 2006, primarily due to (i) the share-based compensation expenses that we incurred in connection with our grant of share options and restricted shares to general and administrative employees in the six months ended June 30, 2006, and (ii) increases in salaries and benefits for our administrative and finance personnel as we hired additional personnel in connection with the growth of our business. As a percentage of our total net revenues, general and administrative expenses decreased from 10.9% for the six months ended June 30, 2005 to 6.7% for the six months ended June 30, 2006, primarily as a result of the greater economies of scale that we achieved in the six months ended June 30, 2006.
        Research and Development Expenses. Our research and development expenses increased significantly from $8,090 for the six months ended June 30, 2005 to $44,440 for the six months ended June 30, 2006.
        Interest Expenses. We incurred interest expenses of approximately $1.6 million for the six months ended June 30, 2006 compared to none for the six months ended June 30, 2005. The interest expenses were in connection with (i) the convertible notes that we sold to HSBC and JAFCO in November 2005 and March 2006 and which were outstanding in the six months ended June 30, 2006, (ii) the $1.3 million loan that we borrowed from ATS in September 2005 and which remains outstanding, (iii) interest payable for our short-term borrowings, and (iv) non-cash amortization of discount on debts in relation to the convertible notes issued to HSBC and JAFCO.
        Loss on Change in Fair Value of Derivatives Related to Convertible Notes. We recorded a charge of $7.0 million for the six months ended June 30, 2006 compared to nil for the six months ended June 30, 2005 for the loss on change in fair value of derivatives related to convertible notes. After amending the terms of our convertible notes in March 2006, we no longer incur this charge.
        Loss on Financial Instruments Related to Convertible Notes. We recorded a non-cash charge of $1.2 million for the six months ended June 30, 2006 compared to nil for the six months ended June 30, 2005. After issuing the second tranche convertible notes together with convertible notes issued pursuant to the investors’ option in March 2006, we no longer incur this charge.
        Income Tax Expense. Our income tax expense was $336,315 for the six months ended June 30, 2005, as compared to a gain of $110,568 for the six months ended June 30, 2006, in part due to the tax benefit from an increase in accrued warranty costs, which were recorded as deferred tax assets under U.S. GAAP.
        Net Income/ Loss. As a result of the cumulative effect of the above factors, we recorded net income of $1.9 million for the six months ended June 30, 2005, as compared to a $4.6 million net loss for the six months ended June 30, 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
        Net Revenues. Our total net revenues increased significantly from $9.7 million in 2004 to $18.3 million in 2005. The increase was due primarily to a significant increase in net revenues generated from the sale of solar module products from $8.9 million in 2004 to $17.9 million in 2005. This was offset in part by a decrease in other net revenues generated from our implementation of solar power development projects from $743,601 in 2004 to $428,417 in 2005. The volume of our solar module products sold increased from 2.2 MW in 2004 to 4.1 MW in 2005. Among our solar module product categories, the increase was driven primarily by sales of our standard solar modules. Net revenues from the sale of standard solar modules increased from $6.5 million in 2004 to $13.7 million in 2005 with an increase in volume from 1.8 MW in 2004 to 3.4 MW in 2005. Net revenues from the sale of specialty solar modules and products increased to a lesser extent from $2.3 million in 2004 to $3.7 million in 2005 with an increase in volume from 0.4 MW to 0.7 MW in 2005.
        The significant increase in the volume of our products sold was driven primarily by a significant increase in market demand for our standard solar modules, in particular in Germany and elsewhere in Europe. The average selling price of our standard solar modules rose from $3.62 per watt in 2004 to $3.92 per watt in 2005. The average selling price of our specialty solar modules and products decreased from $5.23 per watt in 2004 to $5.13 per watt in 2005. The decrease was primarily due to a change in our product mix from 2004 to 2005 as the orders on one of our specialty solar modules and products from 2004 ended in mid-2005. In addition, a larger percentage of the specialty solar modules and products that we sold in 2005 consisted of smaller-sized modules sold to Chinese domestic customers that were less complex and commanded a lower average selling price per watt. The prices that we charge for specialty solar modules and products are not directly comparable from period to period nor between different products. See “— Product Mix and Pricing.”
        Cost of Revenues. Our cost of revenues increased significantly from $6.5 million in 2004 to $11.2 million in 2005. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on silicon feedstock and solar cells. This was caused by a significant increase in the quantity of solar cells needed to produce an increased output of our standard solar modules and the rising prices of silicon feedstock and solar cells due to the industry-wide shortage of high-purity silicon. As a percentage of our total net revenues, however, cost of revenues decreased from 66.8% in 2004 to 61.2% in 2005 primarily because of the cost savings we achieved largely through our silicon reclamation program in 2005, which allowed us to purchase more lower-cost reclaimable silicon for use in our toll manufacturing arrangements with ingot, wafer and cell suppliers. The decrease was also due in part to the economies of scale achieved through an increase in our production volume.
        Gross Profit. As a result of the foregoing, our gross profit increased significantly from $3.2 million in 2004 to $7.1 million in 2005. Our gross margin increased from 33.2% in 2004 to 38.8% in 2005.
        Operating Expenses. Our operating expenses increased by 36.5% from $1.4 million in 2004 to $1.9 million in 2005. Operating expenses as a percentage of our total net revenue decreased from 14.2% in 2004 to 10.3% in 2005. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses, offset by decreases in our selling expenses and research and development expenses.
        Selling Expenses. Our selling expenses decreased by 41.4% from $268,994 in 2004 to $157,763 in 2005. Selling expenses as a percentage of our total net revenues, decreased from 2.8% in 2004 to 0.9% in 2005. The decrease in our selling expenses was due primarily to a significant decrease in sales commissions. In 2005 we negotiated a reduction of our cash sales commissions with our sales and marketing personnel. We intend to prospectively tie a portion of sales commissions related to future product sales by granting either options to purchase our common shares or by granting restricted shares. The decrease was offset in part by an increase in salaries and benefits as we hired additional sales personnel to handle our increased sales volume.
        General and Administrative Expenses. Our general and administrative expenses increased by 59.7% from $1.1 million in 2004 to $1.7 million in 2005. The increase in our general and administrative expenses was due primarily to increases in salaries and benefits for our administrative and finance personnel as we hired additional personnel in connection with the growth of our business. The increase was also due to foreign exchange losses as a result of the fluctuations of the Euro, which was the currency that most of our sales contracts were denominated in prior to mid-2005, against the U.S. dollar. However, general and administrative expenses as a percentage of our total net revenues decreased from 11.0% in 2004 to 9.3% in 2005, primarily as a result of the greater economies of scale we achieved in 2005.
        Research and Development Expenses. Our research and development expenses decreased by 59.7%from $40,623 in 2004 to $16,381 in 2005.
        Interest Expenses. We incurred interest expenses of approximately $239,225 in 2005 compared to none in 2004. Our interest expenses in 2005 were primarily attributable to the non-cash charges that we accrued in connection with the convertible notes that we issued to HSBC and JAFCO in November 2005 and, to a lesser extent, to interest on short-term borrowings.
        Loss on Change in Fair Value of Derivatives Related to Convertible Notes. We recorded a charge of $316,000 in 2005 compared to none in 2004. The loss on change in fair value of derivatives related to convertible notes was recorded in connection with an increase in the option value of the convertible notes that we issued to HSBC and JAFCO in November 2005.
        Loss on Financial Instruments Related to Convertible Notes. We recorded a non-cash charge of $263,089 in 2005 compared to none in 2004.
        Income Tax Expense. Our income tax expense increased by 66.8% from $362,882 in 2004 to $605,402 in 2005, primarily because of increased profitability, offset by the tax benefit from an increase in accrued warranty costs, which were recorded as deferred tax assets under U.S. GAAP.
        Net Income. As a result of the cumulative effect of the above factors, net income increased significantly from $1.5 million in 2004 to $3.8 million in 2005. Our net margin increased from 15.0% in 2004 to 20.8% in 2005.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
        Net Revenues. Our total net revenues increased significantly from $4.1 million in 2003 to $9.7 million in 2004. The increase was due primarily to a significant increase in net revenues generated from the sale of solar module products from $4.0 million in 2003 to $8.9 million in 2004. Other net revenues generated from our implementation of solar power development projects also increased significantly from $104,743 in 2003 to $743,601 in 2004 due to our achieving milestones in our “Solar Electrification for Western China” project. The volume of our solar module products sold increased from 0.7 MW in 2003 to 2.2 MW in 2004. We generated net revenues from the sale of standard solar modules of $6.5 million with a volume of 1.8 MW in 2004, although we did not begin to sell standard solar modules until the second half of 2004. The increase in the volume of our solar module products sold was offset in part by a decrease in sales of specialty solar modules and products. Net revenues from the sale of specialty solar modules and products decreased from $4.0 million in 2003 to $2.3 million in 2004 with a decrease in volume from 0.7 MW to 0.4 MW due primarily to the completion of our contract with a major customer.
        We began to sell standard solar modules in the second half of 2004 to meet rising industry demand for that product and in connection with the growth of the on-grid market, particularly in Germany. The average selling price per watt of our standard solar modules was $3.62 in 2004. The average selling price of our specialty solar modules and products decreased from $5.70 per watt in 2003 to $5.23 per watt in 2004, due primarily to a change in our product mix from 2003 to 2004 as the orders on one of our specialty solar modules and products that we sold in 2003 and the first half of 2004 ended in the second half of 2004. In 2004, a larger percentage of our specialty solar modules and products consisted of smaller-sized modules to Chinese domestic customers that were less complex and commanded a lower average selling price per watt. The prices that we charge for specialty solar modules and products are not directly comparable from period to period nor between different products. See “— Product Mix and Pricing.”

        Cost of Revenues. Our cost of revenues increased significantly from $2.4 million in 2003 to $6.5 million in 2004. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on solar cells and other materials necessary for the production of standard solar modules. As we began selling standard solar modules in the second half of 2004, we began to purchase a greater number of solar cells to meet demand for that product. As a percentage of our total net revenues, our cost of revenues increased from 57.6% in 2003 to 66.8% in 2004. Sales of standard solar modules, which were approximately 67.0% of our net revenues in 2004 as compared to none in 2003, tend to have lower gross margins than our specialty solar modules and product. “See — Gross Profit/ Gross Margin.”
        Gross Profit. As a result of the foregoing, our gross profit increased significantly from $1.7 million in 2003 to $3.2 million in 2004. Our gross margin decreased from 42.3% in 2003 to 33.2% in 2004.
        Operating Expenses. Our operating expenses increased by 25.6% from $1.1 million in 2003 to $1.4 million in 2004. Operating expenses as a percentage of our total net revenues decreased from 26.7% in 2003 to 14.2% in 2004. The increase in our operating expenses was due primarily to a significant increase in selling expenses and to a lesser extent an increase in general and administrative expenses and research and development expenses.
        Selling Expenses. Our selling expenses increased significantly from $38,792 in 2003 to $268,994 in 2004. Selling expenses as a percentage of our total net revenues, increased from 0.9% in 2003 to 2.8% in 2004. The increase in our selling expenses was due primarily to an increase in sales commissions paid to sales staff and salaries and benefits as we hired additional sales personnel to handle our increased sales volume and target markets in Europe for the sale of our standard solar modules.
        General and Administrative Expenses. Our general and administrative expenses increased by 2.9% from $1.0 million in 2003 to $1.1 million in 2004. The increase in our general and administrative expenses was due primarily to increases in salaries and benefits for our administrative and finance personnel as we hired additional personnel in connection with the growth of our business. The increase was also due to an increase in government and administration fees. The increase was offset in part by foreign exchange gains as a result of the fluctuations of the Euro and to a decrease in provisions for bad debt as we typically require prepayments for the sale of our standard solar module products. However, general and administrative expenses as a percentage of our total net revenues, decreased from 25.3% in 2003 to 11.0% in 2004, primarily as a result of the greater economies of scale we achieved in 2004 through the mass production of our standard solar modules.
        Research and Development Expenses. Our research and development expenses increased from $19,780 in 2003 to $40,623 in 2004.
        Extraordinary Gain. We recorded $350,601 extraordinary gain in 2003 compared to none in 2004.
        Income Tax Expense. Our income tax expense increased from $33,560 in 2003 to $362,882 in 2004, primarily because of: (i) higher taxable income; and (ii) the expiration of a two year exemption from EIT at the end of 2003 and the initiation of a 12% preferential EIT rate for CSI Solartronics beginning in 2004. See “Overview of Financial Results — Income Tax Expense.”
        Minority Interest. We recorded $209,802 in 2003 for minority interests in connection with the interests in CSI Changshu that we did not hold prior to our acquisitions of such interests in December 2003, compared to none in 2004.
        Net Income. As a result of the cumulative effect of the above factors, net income increased by 91.4% from $0.8 million in 2003 to $1.5 million in 2004. Our net margin decreased from 18.5% in 2003 to 15.0% in 2004.

Selected Quarterly Results of Operations
        The following table presents our unaudited consolidated selected quarterly results of operations for the eight quarters ended June 30, 2006. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2004	2004	2005	2005	2005	2005	2006	2006

	(in thousands of US$)
Consolidated Statement of Operations Data
Net revenues	$3,085	$5,303	$3,131	$3,851	$4,530	$6,812	$8,791	$17,250
Cost of revenues	(2,057)	(3,646)	(1,778)	(2,142)	(2,784)	(4,506)	(6,319)	(12,304	) (1)

Gross profit	1,028	1,657	1,353	1,709	1,746	2,306	2,472	4,946
Operating expenses
Selling expenses	(87)	(77)	(35)	(32)	(33)	(58)	(125)	(404	)(2)
General and administrative expenses	(264)	(470)	(362)	(400)	(465)	(481)	(396)	(1,354	) (3)
Research and development expenses	—	—	(8)	—	(2)	(7)	(27)	(17	)(4)

Total operating expenses	(351)	(547)	(405)	(432)	(500)	(546)	(548)	(1,775)

Income from operations	677	1,110	948	1,277	1,246	1,760	1,924	3,171
Interest expenses	—	—	—	—	—	(239)	(754)	(881)
Interest income	3	4	2	2	4	13	19	34
Loss on change in fair value of derivatives related to convertible notes	—	—	—	—	—	(316)	(6,997)	—
Loss on financial instruments related to convertible notes	—	—	—	—	—	(263)	(1,190)	—
Other — net	—	3	(10)	(4)	(7)	(4)	6	(7)

Income before taxes	680	1,117	940	1,275	1,243	951	(6,992)	2,317
Income tax expense	(160)	(198)	(183)	(153)	(6)	(263)	(72)	183

Net income/(loss)	$520	$919	$757	$1,122	$1,237	$688	$(7,064)	$2,500

(1)	Cost of revenues for the three months ended June 30, 2006 includes $24,166 share-based compensation expenses for options and restricted shares granted to our manufacturing personnel.

(2)	Selling expenses for the three months ended June 30, 2006 includes $229,007 share-based compensation expenses for options and restricted shares granted to our sales and marketing personnel.

(3)	General and administrative expenses for the three months ended June 30, 2006 includes $323,844 share-based compensation expenses for options and restricted shares granted to our general and administrative personnel.

(4)	Research and development expenses for the six months ended June 30, 2006 includes $12,681 share-based compensation expenses for options and restricted shares granted to our research and development personnel.
        As we have a limited operating history, most of our growth has occurred during the most recent quarters and our quarterly results have fluctuated, our operating results for any quarter are not necessarily indicative of results of any future quarters or for a full year. See “Risk Factors — Risks Related to Our Company and Our Industry — Evaluating our business and prospects may be difficult because of our limited operating history” and “— Our quarterly results may fluctuate from period to period in the future.”
Liquidity and Capital Resources
               Cash Flows and Working Capital
        To date, we have financed our operations primarily through cash flows from operations, short-term borrowings, convertible note issuances, as well as equity contributions by our shareholders. As of December 31, 2005 and June 30, 2006, we had $6.3 million and $10.7 million in cash and cash equivalents, respectively, and $1.3 million and $14.3 million in outstanding short-term borrowings, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions. Our short-term borrowings outstanding as of December 31, 2005 bore an average interest rate of 7.0% and as of June 30, 2006 bore interest rates ranging from from 5.94% to 7.0%. These borrowings do not have fixed repayment schedules. We did not have any outstanding long-term borrowings as of December 31, 2004. As of December 31, 2005, we had $8.1 million of convertible notes outstanding. These convertible notes were issued in November 2005 to HSBC and JAFCO. These notes bear cash interest at the rate of 2.0% per annum, payable quarterly in arrears. In March 2006, we issued additional convertible notes in the aggregate amount of $3.65 million to HSBC and JAFCO with substantially the same terms. Therefore, as of June 30, 2006, we had $11.75 million convertible notes outstanding. All of these convertible notes were converted into our common shares in July 2006. See “Related Party Transactions — Issuance, Sale and Conversion of Convertible Notes.”
        We have significant working capital commitments because our suppliers of solar cells and silicon raw materials require us to make prepayments in advance of their shipment. Our suppliers typically require us to make prepayments in cash of 20% to 30% of the purchase price and require us to pay the balance of the purchase price by letters of credit or additional cash payments prior to delivery. Due to the industry-wide shortage of high-purity silicon, working capital and access to financings to allow for the purchase of silicon feedstock are critical to growing our business. Advances to suppliers increased significantly from $370,257 as of December 31, 2004 to $4.7 million as of December 31, 2005 and further to $9.1 million as of June 30, 2006. While we also require our customers to make prepayments, there is typically a lag between the time of our prepayment for solar cells and silicon raw materials and the time that our customers make prepayments to us. Accordingly, our cash flow from operations was negative for 2005 compared to positive in 2004 and negative for the six months ended June 30, 2005 and 2006.
        We expect that accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. We require prepayments in cash of 20% to 30% of the purchase price from our customers, and require many of them to pay the balance of the purchase price by letters of credit prior to delivery. These prepayments are recorded as our current liabilities under advances from suppliers and customers, and amounted to $273,231 as of December 31, 2004, $2.8 million as of December 31, 2005 and $7.3 million as of June 30, 2006. Until the letters of credit are drawn in accordance with their terms, the balance purchase price is recorded as accounts receivable. Inventories have also increased significantly due to our toll manufacturing arrangements. We do not record the silicon feedstock and other silicon raw materials that we source and provide to toll manufacturers in our net revenues. We account for the silicon feedstock as consigned inventory and for payments received from our toll manufacturers as advances from suppliers and customers. Because of the prepayment and the letters of credit payment requirements that we impose on our customers, our allowance for doubtful accounts has not been significant. Allowance for doubtful accounts was $117,685 in 2004 and 2005, relating to the same customer, and nil for the six months ended June 30, 2006.

        The following table sets forth a summary of our cash flows for the periods indicated:

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

	(in thousands of US$)
Net cash provided by (used in) operating activities	$1,752	$440	$(4,670)	$(1,178)	$(10,146)
Net cash used in investing activities	(441)	(252)	(646)	(58)	(1,159)
Net cash provided by financing activities	—	—	9,330	—	15,478
Net increase (decrease) in cash and cash equivalents	1,283	180	4,221	(1,254)	4,402
Cash and cash equivalents at the beginning of the year	596	1,879	2,059	2,059	6,280
Cash and cash equivalents at the end of the year	$1,879	$2,059	$6,280	$805	$10,682
               Operating Activities
        Net cash used in operating activities increased from $1.2 million for the six months ended June 30, 2005 to $10.1 million for the six months ended June 30, 2006, primarily due to significant increases in our inventories, our advances to suppliers as well as accounts receivable at the end of the six months ended June 30, 2006. The increase was also due to our net income of $1.9 million in the first half of 2005 compared to net loss of $4.6 million in the first half of 2006. Our cash outflow was partially offset by the increases in our accounts payable as well as advances from suppliers and customers. Net cash used in operating activities in 2005 was $4.7 million, compared to net cash provided by operating activities in 2004 of $439,550. The change from cash inflow to cash outflow in 2005 was mainly a result of a significant increase in the level of our inventories (particularly silicon feedstock) due to the increase in our toll manufacturing arrangements in 2005, advances to suppliers and accounts receivable at the end of 2005 compared to the end of 2004. This was partially offset by a higher net income in 2005 and a significant increase in accounts payable as at the end of 2005 compared to the end of 2004. Net cash provided by operating activities decreased from $1.8 million in 2003 to $439,550 in 2004. The decrease was due primarily to a significant increase in inventories, accounts receivable and advances to suppliers at the end of 2004 compared to the end of 2003. The decrease was also due to the minority interest that we recorded in 2003, as compared to none in 2004. The decrease was offset in part by a higher net income in 2004 and a significant increase in accounts payable, income tax payable, other tax payable and advances from suppliers at the end of 2004 compared to the end of 2003.
               Investing Activities
        Net cash used in investing activities increased from $58,369 for the six months ended June 30, 2005 to $1.1 million for the six months ended June 30, 2006, primarily due to a $647,431 incurrence of restricted cash attributable to issuances of bank acceptance notes payable and a significant increase in our purchase of property, plant and equipment for the expansion of our assembly lines for the increased production of our solar module products. Net cash used in investing activities increased from $252,249 in 2004 to $645,997 in 2005, primarily as a result of an increase in our purchase of property, plant and equipment for our silicon reclamation program and the expansion of our assembly lines for the production of solar module products. Net cash used in investing activities decreased from $441,499 in 2003 to $252,249 in 2004, primarily as a result of the $331,006 cash amount that we paid for the acquisition of equity interests in CSI Solartronics from our prior Chinese joint venture partners. The decrease was offset in part by a significant increase in our purchase of property, plant and equipment for the expansion of our assembly lines for the production of solar module products and as we began selling standard solar modules.

               Financing Activities
        Net cash provided by financing activities was $15.5 million for the six months ended June 30, 2006, as compared to nil for the six months ended June 30, 2005, primarily due to the net proceeds received from $13.0 million in short-term borrowings and a $3.65 million issuance of convertible notes to HSBC and JAFCO in March 2006, partially offset by the incurrence of issuance costs in connection with the convertible notes and this offering. Net cash provided by financing activities amounted to $9.3 million in 2005, representing the net proceeds received from a $1.3 million short-term borrowing and a $8.1 million convertible note issuance. We did not raise any funds through financing activities in 2004 or 2003.
        We believe that our current cash and cash equivalents, anticipated cash flow from operations and proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
Capital Expenditures
        We made capital expenditures of $414,918, $253,570, $560,793 and $511,853 in 2003, 2004, 2005 and for the six months ended June 30, 2006 respectively. In the past, our capital expenditures were used primarily to purchase equipment for our silicon reclamation program and for the expansion of our assembly lines for the production of solar modules. Our capital expenditures in 2006 have been and will be used primarily to purchase manufacturing equipment for the expansion of our solar module assembly lines and for the establishment of a solar cell plant.
Contractual Obligations and Commercial Commitments
        The following table sets forth our contractual obligations and commercial commitments as of December 31, 2005:

	Payment Due by Period

			Less than				More than
	Total		1 Year	1-3 Years		3-5 Years	5 Years

	(in thousands of US$)
Long-term debt obligations	$8,100	(1)	—	$8,100	(1)	—	—
Interest related to long-term debt(2)	$2,916		$162	$2,754		—	—
Short-term debt obligations	$1,300		$1,300	—		—	—
Interest related to short-term debt(3)	$91		$91	—		—	—
Capital (finance) lease obligations	—		—	—		—	—
Operating lease obligations	$354		$162	$192		—	—
Purchase obligations(4)	$10,178		$2,744	$3,717		$3,717	—
Other long-term liabilities reflected on the company’s balance sheet	$341		—	—		—	$341
Total	$23,280		$4,459	$14,763		$3,717	$341

(1)	Convertible notes issued to HSBC and JAFCO in November 2005.

(2)	Interest includes cash interest of 2% per annum payable every three months and a premium of 10% per annum payable if the convertible notes are not converted to common shares at maturity.

(3)	Interest is derived using 7% interest per annum.

(4)	Include commitments to purchase production equipment in the amount of $114,599 and commitments to purchase solar cells and silicon raw materials in the amount of $10.1 million.
        Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2005. In March 2006, we issued an aggregate of $3.65 million convertible notes to HSBC and JAFCO in a second tranche subscription under the subscription agreement. The first tranche and second tranche notes of both HSBC and JAFCO were converted into our common shares in July 2006.
        We have entered into a total of nine loan agreements with commercial banks in China for working capital purposes in 2006. Each of these loans has been fully drawn, and does not contain any specific renewal terms. The following table summarizes the material terms of the loans.

Date of Agreements	Amount	Term	Interest Rate	Guarantee

April 2006	RMB25 million ($3.125 million)	One year	6.435% per annum	By third parties (1)
April 2006	$500,000	One year	6.025% per annum	None
June 2006	RMB5 million ($0.625 million)	One year	6.435% per annum	By third parties (1)
June 2006	$2.49 million	Six months	1.0% over six- month LIBOR	By third party(2)
June 2006	$3.75 million	One year	6.461% per annum	By third party(2)
August 2006	$3.3 million	Three months	6.40188% per annum	By CSI Solartronics(3)
September 2006	RMB20 million ($2.5 million)	Six months	6.138% per annum	By third party(4)
September 2006	$2.99 million	Three months	5.89%	By third party(2)

October 2006	RMB20 million ($2.5 million)	Six months	6.138% per annum	By third parties (1)

(1)	Guaranteed by Changshu Municipal Industry State Owned Assets Operation and Investment Company and Changshu City Xinzhuang County Assets Operation and Investment Company. These guarantors, which have no other relationship with us, are state- or collectively-owned companies that seek to promote the development of and investment in the local community.

(2)	Guaranteed by Suzhou New District Economic Development Group Corporation, which has no other relationship with us. We pay a fee of 1.0% of the loan facility amount per annum for the guarantee and have pledged security interests over all of the current assets of CSI Solar Manufacturing and CSI Solartronics and 51% equity interests in these two companies held by us to secure the guarantee. Dr. Shawn Qu, our chairman and chief executive officer, has also provided a counter-guarantee for the guarantee.

(3)	CSI Solartronics entered into a maximum guarantee agreement with this commercial bank, under which CSI Solartronics agreed to provide a guarantee of up to RMB 26.4 million ($3.3 million) for short-term borrowings of CSI Solar Manufacturing incurred during a six-month period commencing from August 7, 2006.

(4)	Changshu Municipal Industry State Owned Assets Operation and Investment Company, as the guarantor, entered into a maximum guarantee agreement with this commercial bank, under which the guarantor agreed to provide a guarantee of up to RMB20.0 million ($2.5 million) for short-term borrowings of CSI Solartronics incurred during the one-year period commencing from September 7, 2006.

        The loan agreements contain customary restrictive covenants, including restrictions on change of business operations, mergers, creating security interests over assets and disposal of material assets, and impose customary notice obligations upon a material negative change. If we are late in repaying principal or interest or we do not use the proceeds for working capital purposes, we will be subject to default interest rates. The loan repayments will be accelerated upon the suspension of our business operations, material negative changes to security and the occurrence of other events of default. As of the date of this prospectus, we are in compliance with the covenants in these loan agreements.
        In addition, in August 2004, we entered into a revolving facility loan agreement in the amount of C$500,000 with the Royal Bank of Canada for working capital purposes. This loan facility was guaranteed by our chairman and chief executive officer, Dr. Shawn Qu. As of December 31, 2005 and June 30, 2006, we did not have any outstanding obligation under this facility.
        In implementing our plans to expand our solar module assembly capacity, we registered Changshu CSI Advanced Solar Inc., or CSI Advanced, as a wholly owned subsidiary in Changshu, China in August 2006. We plan to invest $16.8 million in CSI Advanced as registered capital with cash from our operations and proceeds from this offering. If we do not invest that amount within two years of the date the business license for CSI Advanced was issued, we may apply to reduce the amount of the planned registered capital, or CSI Advanced’s business license will be revoked and we may have to reapply for the establishment of a company in Changshu. In addition, PRC rules require that we invest the first installment of registered capital within three months of the date of the business license, failing which the investment approval of the authorities will be automatically terminated. We did not make the first installment investment but have obtained from the relevant local authority after the deadline, an extension to the end of November 2006.
Off-balance Sheet Commitments and Arrangements
        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
Restricted Net Assets
        Our PRC subsidiaries are required under PRC laws and regulations to make appropriations from net income as determined under accounting principles generally accepted in the PRC, or PRC GAAP, to non-distributable reserves which include a general reserve and a staff welfare and bonus reserve. The general reserve is required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by our board of directors. The general reserve is used to offset future extraordinary losses. Our PRC subsidiaries may, upon a resolution of the board of directors, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the PRC subsidiaries. These reserves represent appropriations of the retained earnings determined under PRC law. In addition to the general reserve, our PRC subsidiaries are required to obtain approval from the local government authorities prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the our PRC subsidiaries are considered as restricted net assets. These restricted net assets amounted to $770,116, $851,516, $4.6 million and $7.8 million at December 31, 2003, 2004, 2005 and June 30, 2006, respectively.
Inflation
        Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Market Risks
               Foreign Exchange Risk
        Our financial statements are expressed in the U.S. dollar, which is our functional currency. Until June 2005, a major portion of our sales were denominated in Euros, with the remainder in U.S. dollars and Renminbi. The major portion of our costs and expenses is denominated in U.S. dollars. Since June 2005, substantially all of our sales have been denominated in U.S. dollars. We also incur a portion of our costs and expenses in Renminbi, primarily related to domestic sourcing of solar cells and silicon raw materials, toll manufacturing fees, labor costs and local overhead expenses. We also have loan arrangements with Chinese commercial banks that are denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have an impact on our financial stability. Fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. We recorded net foreign currency loss of $8,721 in 2003, gain of $230,960 in 2004, loss of $106,059 in 2005 and loss of $76,162 for the six months ended June 30, 2006.
               Interest Rate Risk
        Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.
Recent Accounting Pronouncements
        In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred in fiscal period beginning on or after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.
        In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,” or SFAS 153, which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.
        In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” or SFAS 154, which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R. SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS 123R requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).
        In March 2005, the FASB issued FASB Interpretation No., or FIN 47, “Accounting for Conditional Assets Retirement Obligations, an interpretation of SFAS No. 143.” FIN 47 clarifies that an entity is required to recognize a liability for legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.
        In September 2005 the FASB approved EITF Issue 05-07, Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues, or EITF 05-07. EITF 05-07 requires the change in the fair value of an embedded conversion option upon modification be included in the analysis under EITF Issue 96-16, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that the changes to the fair value of a conversion option affects the interest expense on the associated debt instrument following a modification. Therefore, the change in fair value of the conversion option should be recognized upon the modification as a discount or premium associated with the debt, and an increase or decrease in additional paid-in capital. EITF Issue 05-07 is effective for all debt modifications in annual or interim periods beginning after December 31, 2005. The adoption of EITF 05-07 did not have an impact on our financial position and results of operations.
        In June 2006 the FASB released Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48, which proscribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption encouraged if the enterprise has not yet issued financial statements for fiscal years or interim periods in the period this Interpretation is adopted. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.

OUR BUSINESS
Overview
        We design, manufacture and sell solar module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. Our products are sold primarily under our own brand name and also produced on an OEM basis for our customers. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.
        We currently sell our products to customers located in various markets worldwide, including Germany, Spain, Canada, China and Japan. We currently sell our standard solar modules to distributors and system integrators. We sell our specialty solar modules and products directly to various manufacturers who either integrate these solar modules into their own products or sell and market them as part of their product portfolio.
        Supply chain management is critical to the success of our business, particularly during the current industry-wide shortage of high-purity silicon. We proactively manage our supply chain, which consists of silicon feedstock, ingots, wafers and solar cells, to secure a cost-effective supply of solar cells, the key component of our solar module products. We do this primarily by directly sourcing silicon feedstock, which consists of high-purity silicon and reclaimable silicon. Under toll manufacturing arrangements, we provide the silicon feedstock to manufacturers of ingots, wafers and cells, which in turn convert these silicon raw materials ultimately into the solar cells that we use for our production of solar modules. We believe we were one of the first solar module companies to process reclaimable silicon, which consists primarily of broken wafers and scrap silicon, for reuse in the solar power supply chain. Today, we believe we operate a large-scale and cost-efficient silicon reclamation program. We believe that the substantial industry and international experience of our management team has helped us foster strategic relationships with suppliers throughout the solar power industry value chain. We also take advantage of our flexible and low-cost manufacturing capability in China to lower our operating costs.
        We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues increased from $4.1 million in 2003 to $18.3 million in 2005, representing a CAGR of 111.1%. Correspondingly, our net income increased from $761,245 to $3.8 million over the same period, representing a CAGR of 123.5%. Our net revenues increased from $7.0 million for the first six months ended June 30, 2005 to $26.0 million over the same period in 2006. We sold 0.7 MW, 2.2 MW and 4.1 MW of our solar module products in 2003, 2004 and 2005, respectively. We sold 1.4 MW and 6.2 MW of our solar module products for the first six months ended June 30, 2005 and 2006, respectively.
Our Industry
        Solar power has recently emerged as one of the most rapidly growing renewable energy sources. Solar cells are fabricated from silicon wafers and convert sunlight into electricity through a process known as the photovoltaic effect. Solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, are mounted in areas with direct exposure to the sun to generate electricity from sunlight.
        Solar power systems, which are made up of solar modules, related power electronics and other components, are used in residential, commercial and industrial applications in both on-grid and off-grid applications. The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from a utility network, represents the largest and fastest growing segment of the market. Off-grid applications, where access to utility networks is not economical or physically feasible, offer additional opportunities for the use of solar power. Off-grid applications include road signs and call boxes, communications support along remote pipelines and telecommunications lines and rural residential electricity generation applications. They also include car battery chargers, light emitting diode, or LED, lighting and power generation for a wide range of consumer applications such as radios, watches and toys. According to Solarbuzz, in 2005 on-grid applications accounted for 1,262 MW of total solar power system installations, compared to 198 MW for off-grid applications.
        Although solar power technology has been used for several decades, the solar power market has grown significantly in the past several years. According to Solarbuzz, the global solar power market, as measured by annual solar power system installations, increased from 345 MW in 2001 to 1,460 MW in 2005, representing a CAGR of 43.4%. During the same period, solar power industry revenues grew from approximately $2.4 billion in 2001 to approximately $9.8 billion in 2005, representing a CAGR of 42.2%. Solarbuzz projects that solar power industry revenues and solar power system installations will reach $18.6 billion and 3,250 MW, respectively, by 2010. Worldwide installations of solar power systems are expected to grow at a CAGR of 17.4% from 2005 to 2010, driven largely by on-grid shipments, according to Solarbuzz. Growth in the near term will be constrained by the limited availability of high-purity silicon, but, according to Solarbuzz, is expected to accelerate after 2007.
        Industry growth has been particularly strong in jurisdictions where governments offer incentives for solar power installation. Germany, Spain, the United States, China and Japan, among others, offer, or previously offered, substantial incentives through either direct subsidies for solar installation or feed-in tariff subsidies for the electricity delivered to the utility grid from solar power installations. Demand for solar power has also been driven by increasing prices for petroleum and increasing environmental concerns over the use of fossil fuels.
               The Solar Power Industry Value Chain
        There are various technologies used in the solar power industry, including crystalline silicon technology and thin film technologies, such as amorphous silicon and cadmium telluride. Our products use crystalline silicon technology, which is the technology on which approximately 94% of solar power products are based according to Solarbuzz. Crystalline silicon technology is considered to be efficient, stable and low in toxicity. At present, the efficiency of crystalline solar cells ranges from 12% to 19%, half to two-thirds the theoretical maximum, according to Solarbuzz. Products based on alternative solar technologies such as thin film photovoltaic materials may have costs similar to, or lower than, the projected costs of products based on crystalline silicon technology. For example, solar modules produced using thin film materials, such as amorphous silicon and cadmium telluride, are generally less efficient, with conversion efficiencies ranging from 5% to 10% according to Solarbuzz, but require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs.
        For crystalline silicon technology, the solar power industry value chain starts with the processing of quartz sand to produce metallurgical-grade silicon. This material is further purified into high-purity silicon, which along with reclaimable silicon comprises silicon feedstock. This silicon feedstock is then melted and either grown into mono-crystalline ingots or cast into multi-crystalline ingots. These silicon ingots are then cut, shaped and sliced into wafers, which are manufactured into solar cells. The solar cells are interconnected to form solar modules, which, together with system components, are distributed by wholesalers and resellers ultimately for on-grid and off-grid systems. Solar modules can also be integrated into other products to power a variety of industrial and consumer applications.
               Key Growth Drivers
        We believe the following factors have driven and will continue to drive growth in the solar power industry:
               Government Incentives for Solar Power and Other Renewable Energy Sources
        Increasing environmental concerns and climate change risks associated with fossil fuel-based power generation are creating political momentum and pressure to implement greenhouse gas reduction strategies. Many countries have agreed to reduce emissions of carbon dioxide and other gases through international treaties such as the Kyoto Protocol. In addition, national and regional air pollution regulations also restrict the release of carbon dioxide and other gases. Solar power and other renewable sources, such as fuel cells, wind power and hydro-electric power, help address these environmental concerns.
        Governments around the world have used different policy initiatives to accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, certain countries in Asia, and many of the states in Australia and the United States. Examples of customer-focused financial incentives include capital cost rebates, feed-in tariffs, tax credits and net metering. Capital cost rebates provide money to customers based on the size of a customer’s solar power system. Feed-in tariffs require utilities to pay customers for solar power system generation based on kilowatt-hours produced, at a rate generally guaranteed for a period of time. Under net metering, power generated by the solar power system in excess of a consumer’s power consumption will spin the existing home or business electricity meter backwards by such excess amount, effectively reducing the customers’ electricity bill.

               Fossil Fuel Supply Constraints and Desire for Energy Security
        Worldwide demand for electricity is expected to increase from 14.8 trillion kilowatt hours in 2003 to 30.1 trillion kilowatt hours by 2030, according to the United States Department of Energy’s International Energy Outlook. The International Energy Agency, or IEA, estimates that approximately 80% of the world’s electricity is generated from fossil fuels such as coal, oil and natural gas. Limited fossil fuel supply and escalating electricity consumption are driving up wholesale electricity prices, resulting in higher electricity costs for consumers and highlighting the need to develop alternative technologies for reliable and sustainable electricity generation.
        Furthermore, governments are trying to reduce their dependence on foreign sources of energy because of the potential political and economic instability in the major oil and gas producing regions of the world. In 2003, over 60.0% of the energy used in Germany and over 80.0% of the energy used in Italy, Spain, Japan and Korea, was imported, according to the IEA. That figure was 29.0% for the United States. Expanding the domestic portion, and particularly the renewable resources portion of the overall electricity generation portfolio, is a key element of many governments’ strategies to increase energy security.
               Growing Awareness of the Advantages of Solar Power
        Solar power has several advantages over both conventional and other forms of renewable energy:

•	Peak Energy Generation Advantage. Solar power is well-suited to match peak energy needs as maximum sunlight hours generally correspond to peak demand periods when electricity prices are at their highest, as compared to other renewable resources that generally do not align power generation with peak demand periods.

•	Fuel Risk Advantage. Unlike fossil and nuclear fuels, solar power has no fuel price volatility or delivery risk. Although the amount and timing of sunlight vary over a day, season and year, a properly sized, configured and designed system can be highly reliable while providing a long-term, fixed-price supply of electricity.

•	Modularity. Solar power products can be deployed in many different sizes and configurations to meet the specific needs of the customer.

•	Reliability. With no moving parts or regular required maintenance, solar power systems are among the most reliable forms of electricity generation. Accelerated aging tests have shown that solar modules can operate for 30 years or more without the need for major maintenance other than the occasional cleaning of the solar module surface.

•	Environmental Advantage. Solar power is one of the cleanest electric generation resources, capable of generating electricity without air or water emissions, noise, vibration, habitat impact or waste generation.
               Advances in Technologies Making Solar Power More Cost-Efficient
        Recent advancements in technology are making it more cost-effective to use solar power in off-grid products. For example, the brightness of LEDs has increased significantly in recent years while the voltage required to power, and the cost to produce, LEDs has significantly decreased. This has allowed for the cost-effective combination of low voltage LEDs with re-chargeable solar-powered battery systems. The synergies between LED lighting and solar power are resulting in new product applications such as LED lighting for roadway, railway, marine, transit, aviation and other outdoor applications. Off-grid products have also evolved to include solar-powered bus stop signs and solar-powered oil and gas well monitoring equipments.
        Similarly, technological advances in consumer electronics products, such as the increased use and decreasing costs of flash memory and other low-power storage devices, have reduced the amount of power required to operate handheld and other small devices. Consumer solar power applications have expanded beyond traditional simple solar-powered calculators, radios, watches and toys to more sophisticated products such as mobile phones and laptops.

               Large Market Among Underserved Populations in Rural Areas of Developing Countries with Little or No Access to Electricity
        We believe solar power is also gaining importance as a source of off-grid electricity for homes and small businesses in rural areas of developing countries with little or no grid infrastructure. According to the United Nations Commission on Sustainable Development, there are approximately 1.6 billion people in the world today without any source of electrical power. Such populations generally have modest electrical needs that do not justify the construction of power plants or the installation of electric grid extensions, and solar power systems have been or are being placed in off-grid communities in various countries in Asia, including China and India, Latin America and Africa.
        While the application of solar power for rural electrification has been possible for years, we believe interest by private companies and government agencies in the use of solar power systems to provide off-grid electricity to underprovided areas is creating additional markets and distribution channels for solar power products in developing countries. Historically, this effort was primarily financed by international development agencies and environment protection funds, for example the World Bank, the United Nations, the Global Environment Fund and the Canadian International Development Agency. While these agencies and funds remain important sources of support for the solar power development projects in developing countries, we believe self-sustainable markets are emerging in countries, such as China, where economic development has increased consumer purchasing power and the market for off-grid solar power systems and products.
               Challenges Facing the Solar Power Industry
        The solar power industry faces the following key challenges:

•	Shortages and Costs of High-purity Silicon. There is currently an industry-wide shortage of high-purity silicon, an essential raw material in the solar power supply chain. Given the demand and supply imbalance, supply chain management is a critical element for the continued growth of the solar power industry and for controlling silicon raw material and solar cell supply and costs.

•	High Cost to Customers. The current cost to implement and operate a solar power system may be economically unattractive to consumers compared to the cost of retail electricity from a utility network. While government programs and consumer preference have accelerated the use of solar power for on-grid applications, product costs remain one of the impediments to growth. To provide an economically attractive alternative to conventional electricity network power, the solar power industry must continually reduce manufacturing and installation costs and find ways to make the use of solar power cost-efficient over time without government subsidies.

•	Broadening Solar Power Usage in Off-Grid Applications. The recent growth of the solar power market has been limited primarily to the on-grid market. Advances in solar power technologies and other consumer electronics technologies that result in the expansion of off-grid applications will be important to promoting market awareness and acceptance of the everyday usefulness of solar power in consumer products. Without increased market awareness and acceptance, sales to end-users may continue to consist substantially of standard solar modules, which are becoming increasingly commoditized, and the market for specialty solar modules and products, which typically command higher margins, may not expand.

Our Competitive Strengths
        We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth of the global solar power market:
               Our ability to manage our supply chain allows us to secure a cost-effective supply of solar cells
        We proactively manage our supply chain to secure a cost-effective supply of solar cells. This has allowed us to mitigate the effects of industry-wide shortages of high-purity silicon, while reducing margin pressure. Our proactive management of the supply chain has two major components:

•	Sourcing of silicon raw materials and toll manufacturing arrangements. We maintain strong relationships with both international and domestic suppliers of silicon raw materials. We believe our close relationships with local silicon raw materials suppliers provide us with various advantages including the ability to lock-in supplies of raw materials, quicker time-to-market of our products due to faster access to silicon raw materials and lower shipping costs because of the closer proximity to our facilities. We have entered into a five-year supply agreement with Luoyang Zhong Gui, a high-purity silicon supplier in China, which provides us a specified minimum level of high-purity silicon. We have also entered into a 10-year supply agreement with Kunical International in the U.S., which provides us specified minimum levels of reclaimable silicon and other silicon raw materials and grants us priority over any of Kunical’s excess monthly silicon feedstock supply. We also have entered into a four-year supply agreement with LDK, a silicon wafer supplier in China, which provides us with a specified level of silicon wafers. We have also entered into a 27-month agreement with Swiss Wafers for specified quantities of solar cells and solar wafers. We believe these silicon raw materials agreements will enable us to secure solar cells sufficient for a major portion of our estimated 2006 production output and a portion of our estimated 2007 production output.

We use these silicon raw materials to enter into toll manufacturing arrangements with key suppliers. Our toll manufacturers of solar wafers include LDK in China, Green Energy Technology Inc. in Taiwan, Swiss Wafers AG in Switzerland and Deutsche Solar, a subsidiary of SolarWorld AG in Germany. For solar cells, our toll manufacturers are Motech Industries Inc. and DelSolar Co., Ltd. in Taiwan, and SolarWorld AG.

•	Silicon reclamation program. We believe that we were one of the first solar module companies to employ silicon reclaiming techniques to process reclaimable silicon for the sourcing of solar cells. Our management team also has strong experience in the silicon industry, including direct experience in silicon reclamation, and we intend to continue expanding our management capabilities in silicon reclamation. We believe that this early-mover advantage and management experience has allowed us to build a large-scale and cost-efficient silicon reclamation program. Our reclamation program, coupled with our toll manufacturing arrangements, gives us a cost-effective supply of solar cells, which allows us to lower our cost of revenues and increase gross margins for our solar module sales. We began our silicon reclamation program in 2005, which primarily drove the increase in our gross margins from 33.2% in 2004 to 38.8% in 2005 and in our net margins from 15.0% in 2004 to 20.8% in 2005.
               Significant experience in the development and manufacture of high-margin specialty solar modules and products
        We entered the solar module business in March 2002 by developing and manufacturing specialty solar modules and products. These products generally generate higher margins compared with those generated by our standard solar modules, primarily because of the higher average selling price that we are able to charge for the greater complexity of design. We believe this will continue in the near future. Our portfolio of specialty solar modules and products includes customized solar modules for Carmanah Technologies Corp., or Carmanah Technologies, used to power their lighting products for London bus stops, and complete specialty products such as car battery chargers for Volkswagen and Audi. We believe our extensive experience in this business, coupled with our strength in product development, provides us with various competitive advantages. This includes quicker time-to-market, which we believe is a critical factor for succeeding in this rapidly evolving market. Expansion of our specialty solar modules and products business is expected to continue to be a longer-term driver of our margins in the future.
               Flexible and low-cost manufacturing capability
        We manufacture all of our products at our facilities in China. We believe our access to low-cost, skilled labor and our semi-automated manufacturing model provide us with competitive advantages by minimizing our operating costs, increasing our flexibility to meet demand and reducing our capital expenditure. Furthermore, costs associated with land, production equipment, facilities and utilities tend to be lower in China than in developed countries. One of our manufacturing facilities is situated in the export processing zone of Suzhou, China, where the raw materials used for the manufacture of our products that we export are not subject to import VAT and customs duties.
        We have designed our manufacturing processes to include a mix of manual and automated production methods that reduce our capital investment and allow us to modify our production output in a timely and cost-effective manner. We believe that our semi-automated manufacturing model provides greater flexibility and is less costly than the fully automated processes often utilized in developed countries. We have also been able to reduce our capital expenditure by procuring in most instances locally designed and manufactured equipment as an alternative to more costly imported machinery.
               Experienced senior management team with significant industry expertise and international background
        We have an experienced senior management team that has successfully led our operations and increased our revenues and profits through rapid organic growth. Our team has significant international and domestic experience both in the solar power and semiconductor industries, which we believe gives us a deep understanding of the needs and preferences of international and domestic customers and suppliers. Dr. Shawn Qu, our founder, chairman and chief executive officer, has been instrumental in helping us achieve our rapid growth. He has over ten years of experience in the solar power industry across North America, Europe and Asia. Prior to founding our company, Dr. Qu held various managerial positions with leading energy companies such as Photowatt International S.A., or Photowatt, and ATS and also worked at Ontario Power Generation Corp. While at Photowatt, and its parent company ATS, he developed extensive experience managing silicon feedstock supply sourcing. Bencheng Li, the general manager of CSI Luoyang, has nearly 35 years of direct silicon manufacturing experience in China. His experience includes three years as chairman of Luoyang Silicon Crystal Corp, which is the parent company of Luoyang Zhong Gui, and eight years as the general manager of E-Mei Semiconductor Factory. Luoyang Zhong Gui and E-Mei Semiconductor Factory are two of our suppliers of high-purity silicon. Our vice president of international sales and marketing, Gregory Spanoudakis, has over 17 years of international experience in the semiconductor and solar power industries. Robert Patterson, our vice president of corporate and product development and general manager of Canadian operations, has over 25 years of experience working at technology companies with senior roles ranging from procurement to business development, including eight years of solar power industry experience.
        We believe that the depth and breadth of our international experience, coupled with our extensive China experience, provide us with significant competitive advantages over other companies in the solar power industry.

Our Strategies
        Our objective is to be a global leader in the development and manufacture of solar module products. We intend to implement the following strategies, which we have developed based on our experience, to anticipate changes in the industry:
               Pursue a balanced and diversified solar cell supply channel mix
        To improve the stability of our supply of solar cells, which we believe is critical to the continued success of our business, we intend to pursue a diversified supply channel strategy. As we grow our business, we believe having multiple sources of solar cells will allow us to successfully adapt to future changes in supply of and demand for solar cells. Our diversified supply strategy will consist of:

•	Long-term cell supply contracts. We are presently in discussions with cell suppliers to secure long-term supply contracts with prepayments. We intend to source a portion of our solar cell requirements through long-term contracts in order to limit our risk from any future price increases and supply shortages.

•	Toll manufacturing arrangements. Our toll manufacturing arrangements have allowed us to take advantage of excess wafer and cell manufacturing capacity in the industry to secure solar wafers and cells at reasonable cost by sourcing our own silicon raw materials. As the supply of high-purity silicon becomes more readily available in the future, toll manufacturing arrangements may not be available to us at higher or similar volumes. However, we believe that toll manufacturing arrangements will continue to be an important component of the solar power supply chain, in particular through the processing and use of reclaimable silicon which will maintain at a discount price compared to the cost of high-purity silicon. As such, we intend to continue to utilize toll manufacturing arrangements so long as it remains a cost-effective means of managing our solar cell supply.

•	In-house cell manufacturing. We plan to complete our first solar cell production line in the first quarter of 2007 with commercial production targeted for the second quarter of 2007. We have completed a feasibility evaluation, have begun planning for a new solar cell plant in Suzhou and have purchased all of the key manufacturing equipment for our first solar cell line. We apply stringent criteria in selecting our vendors, including the requirement that they demonstrate at least two successful implementations of the same equipment for well-known solar cell manufacturers in Asia. After we successfully implement our first solar cell line, we plan to expand our capacity and currently intend to operate four solar cell manufacturing lines at our new solar cell plant by December 2007. Manufacturing solar cells will help us to reduce our reliance on third-party cell suppliers and improve the stability of our solar cell supply. In-house manufacturing will also give us the opportunity to reduce our costs and production lead-times. Additionally, in-house cell manufacturing will enable us to provide our OEM customers with “one-stop shop” manufacturing capability.
               Continue to proactively manage silicon raw material supply.
        To ensure that we have adequate and reliable supply of silicon raw materials to support toll manufacturing arrangements and in-house cell manufacturing, we believe that it is critical for us to continue to proactively source silicon feedstock, particularly during this period of industry-wide shortage. We intend to do this by focusing on the following areas:

•	Securing long term silicon raw materials contracts. We intend to continue to engage in long-term silicon raw materials supply contracts with leading international and domestic suppliers. Presently, we have ten-year and five-year supply agreements with Kunical International and Luoyang Zhong Gui, respectively, for specified quantities of silicon feedstock. We also have a four-year agreement with LDK Solar Hi-Tech Co., Ltd. for specified quantities of solar wafers. We also have a 27-month agreement with Swiss Wafers for specified quantities of solar cells and solar wafers. We plan to further expand our existing relationships with these suppliers while simultaneously exploring opportunities to engage in additional long-term supply relationships with other silicon raw materials suppliers.

•	Diversify silicon supply sources. As our business expands, we intend to develop a diversified supply of silicon raw materials from a network of suppliers. We will seek to limit our dependence on any single supplier or single raw material component by sourcing high-purity silicon, reclaimed silicon, ingots, wafers and cells from various companies. We will also seek to vary the length and terms of our agreements with our suppliers to minimize negative exposure to changes in material prices.

•	Further develop and leverage our silicon reclamation program. Our silicon reclamation program has been a major provider of our silicon feedstock requirements and we plan to continue to expand and leverage this program so long as it remains cost effective to do so. In particular, we will use new technologies to convert multiple forms of reclaimable silicon material for processing through our toll manufacturing arrangements and to improve the yield of our reclaiming processes.

               Further diversify our geographic presence, customer base and product mix
        In order to continue to grow our sales of standard solar modules and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence, customer base and product mix. While Germany is expected to continue to be our largest market, we plan to expand our business in established solar markets such as Japan and emerging solar markets such as Spain, the United States and China. We plan to expand into the U.S. market in anticipation of the expansion of the solar power market in the near term due to recent government incentives in key states such as California. See “— Markets and Customers.” We plan to expand our sales network by establishing sales offices in Europe and the U.S. dedicated to regional sales. We will also attempt to increase our sales in China where we expect the solar power market to grow rapidly in response to recent legislation and policies encouraging the use of alternative and renewable energy sources. We believe that our significant management expertise, in-depth knowledge of the local market and ability to use our domestic strategic alliances will enable us to benefit from the anticipated growth in China.
        We will also continue to diversify our customer base and further increase sales of specialty solar modules and products. For our customized modules, we will continue to focus on the automotive industry and identify key market segments with significant potential growth, such as the LED lighting and telecommunications industries. We also plan to substantially increase sales of complete specialty products. We intend to achieve this by entering into cooperative agreements with major international companies. For example, we recently signed a non-binding letter of agreement with Carmanah Technologies, a leading producer of solar LED products, to cooperate in the development of a wide range of solar powered LED specialty products. This will allow us to broaden our product range rapidly while leveraging the sales capabilities of our customers.
               Enhance innovation and efficiency through R&D
        Our senior management, led by Dr. Qu, our founder, chairman and chief executive officer, Mr. Genmao Chen, our director of research and development, Dr. Lingjun Zhang, our technical director, and Mr. Chengbai Zhou, our chief engineer for solar modules, all have extensive experience in the solar power industry. We plan to devote more resources to research and development to enhance our product development capability for both standard modules and specialty solar modules and products. In particular, by improving our product development capabilities for specialty solar modules and products, we believe that we will be well-positioned for the expected growth in this area of the solar power market. We will also focus our research and development efforts on improving our manufacturing processes and supply chain management. While our current semi-automated manufacturing model requires low capital expenditure and allows for flexibility in our production processes, we will continually upgrade our manufacturing processes to enhance our operating and cost efficiency. We will continue to devote efforts to ensure that our products comply with the European Union’s Restriction of Hazardous Substances Directive, which took effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. We also plan to dedicate more resources towards using new technologies in our silicon reclamation program. As we expand into solar cell manufacturing, we plan to continually invest in the development of process technologies to maximize the conversion efficiencies of our solar cells.
               Build a leading global brand
        We believe establishing strong brand-name recognition is important to reach our potential customers, both at the distributor and end-user level, and to expand our sales. In addition to our plans to expand our sales force, we intend to undertake a long term marketing program with both near-term and longer-term focuses to increase the recognition and value of the CSI brand. In the near term, we intend to focus our efforts on expanding our presence throughout the solar power supply and product chain to strengthen our customer and supplier relationships and to enhance our competitive position in the solar power industry. Over the longer term, we intend to extend our marketing efforts to end-users to generate greater consumer recognition of and demand for our products. We intend to position ourselves as an innovative provider of high performance and superior quality solar modules, with a cost-efficient manufacturing base, strong technical resources and an emphasis on strict quality control.
Our Products
        We currently design, develop, manufacture and sell solar module products, which consist of standard solar modules and specialty solar modules and products.
               Standard Solar Modules
        Our standard solar modules are an array of interconnected solar cells encased in a weatherproof frame. We produce a wide variety of standard solar modules, currently ranging from 0.2 W to 300 W in power and using multi-crystalline and mono-crystalline solar cells. These products are built to general specifications for a wide range of residential, commercial and industrial solar power generation systems. Our standard solar modules are designed to be durable under harsh weather conditions and easy to transport and install. We primarily sell our standard solar modules under our own “CSI” brand and also on an OEM basis branded with our customers’ names.
               Specialty Solar Modules and Products
        We collaborate with our customers to design and manufacture specialty solar modules and products based on our customers’ specifications and requirements. Our specialty solar modules and products consist of:

•	customized solar modules; and

•	complete specialty products.
        Our customized solar modules are solar modules that we design and manufacture for customers who incorporate our customized solar modules as a component of their own products. For example, we manufacture a customized array of six solar modules assembled onto a curved canopy for a customer who incorporates it into its bus stop shelter products. We design and manufacture our complete specialty products, which combine our solar modules with various electronic components that we purchase from third party suppliers. Presently, this has consisted primarily of car battery chargers for automotive customers.
        Our specialty solar modules and products have been used primarily in the automotive sector. We focus on this and other industries, such as the LED lighting and telecommunications sectors, that have off-grid applications that can be powered by solar power. In the future, we intend to increasingly focus on the LED lighting industry. As LED technology advancements continue to create higher quality lighting with less power at increasingly economical prices, we believe that solar power will become a major power source in the LED lighting industry. In addition to specialty solar modules and products used in bus stop signs and our car battery chargers, we have also produced security sensors, signaling systems and mobile phone chargers in the past. We will continue to work closely with our customers to design and develop specialty solar modules and products that meet their specific requirements. We expect sales of these products, which typically have higher margins than our standard solar modules, to increase significantly as we go forward.
Solar Power Development Projects
        We also implement solar power development projects, primarily in conjunction with government organizations, to provide solar power generation in rural areas of China. In conjunction with the Canadian International Development Agency, or CIDA, we implemented a C$1.8 million “Solar Electrification for Western China” project between 2002 and June 2005. As part of this project, we installed many demonstration projects and conducted three solar power forums in Beijing, Xining and Suzhou. We also have two CIDA projects in progress: (i) a C$301,000 project to further promote solar power manufacturing in China, which we were awarded in August 2005, and (ii) a C$125,000 project to explore the feasibility of solar power plants of 1 MW or greater in China, which we were awarded in January 2006. In connection with the latter project, we are in discussions with several potential partners to develop a large-scale solar power plant in Suzhou, Jiangsu province.
        To date, our solar power development projects have consisted of government-related assistance packages. Going forward, we will continue to secure and implement large-scale solar power development projects in conjunction with CIDA, the World Bank, the Asian Development Bank, and other organizations, and we will explore more commercial transactions, which are becoming more prevalent.
Supply Chain Management
        Our business depends on our ability to obtain solar cells. There is presently a shortage of solar cells as a result of a shortage of high-purity silicon due to the rapid growth of and demand for solar power. Beginning in early 2005, we began managing our supply chain to secure a reliable and cost-effective supply of solar cells. This has allowed us to mitigate the effects of the industry-wide shortage of high-purity silicon, while reducing margin pressure. We secure our supply of solar cells primarily through our sourcing of silicon raw materials and toll manufacturing arrangements with suppliers of ingots, wafers and cells and through the direct purchase of cells. We minimize costs and reduce margin pressure primarily through our silicon reclamation program.

        The following chart illustrates our management of the solar power supply chain:
               Silicon Raw Materials
        Silicon feedstock, which consists of high-purity silicon and reclaimable silicon, is the building block of the entire solar power supply chain. The major portion of the silicon feedstock that we source is reclaimable silicon.
        We have entered into a five-year supply agreement with Luoyang Zhong Gui in China from 2006 to 2010. This agreement provides us specified minimum levels of high-purity silicon. We have entered into a 10-year supply agreement with Kunical International from 2006 to 2015. This agreement provides us specified minimum levels of reclaimable silicon and other silicon raw materials and grants us priority over any of Kunical International’s excess monthly silicon feedstock supply. We also have a four-year agreement with LDK from 2007 to 2010 for specified quantities of solar wafers. We also have a 27-month agreement with Swiss Wafers for specified quantities of solar cells and solar wafers.
        We believe these silicon raw materials agreements will, through toll manufacturing arrangements, enable us to secure solar cells sufficient for a major portion of our estimated 2006 production output and a portion of our estimated 2007 production output. In anticipation of increased demand for solar power products, we are currently in discussions with other China-based suppliers to secure additional silicon feedstock supply. We recently incorporated CSI Luoyang to give us better access to major silicon feedstock suppliers located in Luoyang.
               Silicon Reclamation Program
        We believe that we were one of the first solar module companies to process reclaimable silicon to ultimately produce solar cells. We believe that this early-mover advantage has allowed us to build one of the largest and most cost-efficient silicon reclamation programs in the world today. We recycle the reclaimable silicon that we source and process it through our reclaiming facilities for reuse in the solar supply chain. Our processes recycle silicon from pot scraps, broken or unused silicon wafers, and the top and tail discarded portions of silicon ingots. Our factories in Suzhou and Changshu include reclamation workshops where our employees sort the reclaimable silicon into reprocessing categories. We believe that our access to relatively inexpensive labor in China for this process that involves a substantial amount of labor gives us a significant competitive advantage compared to international solar module manufacturers.

        Our silicon reclamation program, coupled with our toll manufacturing arrangements, gives us a cost-effective supply of solar cells, which allows us to lower the cost of revenue and increase the gross margins for our solar module sales. We began our silicon reclamation program in 2005, which primarily drove the increase in our gross margins from 33.2% in 2004 to 38.8% in 2005 and in our net margins from 15.0% in 2004 to 20.8% in 2005. We are continually researching ways to improve our yields in converting reclaimable silicon and to process other types of scrap silicon.
               Toll Manufacturing Arrangements
        We primarily engage in toll manufacturing arrangements to source solar cells. Manufacturers of ingots, wafers and cells are facing over-capacity due to shortages of high-purity silicon and are looking for ways to obtain silicon feedstock. Through our toll manufacturing arrangements, we provide the silicon feedstock in return for ingots, wafers and cells.
        Solar Wafers. Our key suppliers of solar wafers through these toll manufacturing arrangements include LDK in China, Green Energy Technology Inc., Swiss Wafers AG and Deutsche Solar, a subsidiary of SolarWorld AG.
        Solar Cells. Our key suppliers of solar cells include Motech Industries Inc., Del Solar Co., Ltd., and SolarWorld AG.
               Direct Solar Cell Purchasing and Expansion into Solar Cell Manufacturing
        In addition to toll manufacturing arrangements that we have with our solar cell suppliers, we directly purchase or have purchased solar cells from some of the above-listed solar cell suppliers and Q-Cells AG and Sharp Solar.
        We intend to continue our toll manufacturing arrangements for our supply of solar cells. As we grow our business, we will seek to diversify our cell supply channel mix to ensure flexibility in adapting to future changes in the supply of, and demand for, solar cells. Additionally, we have completed a feasibility evaluation for a new solar cell plant in Suzhou. We plan to complete our first solar cell production line in the first quarter of 2007 with commercial production targeted for the second quarter of 2007. We apply stringent criteria in selecting our vendors, including the requirement that they demonstrate at least two successful implementations of the same equipment for well-known solar cell manufacturers in Asia.
Manufacturing
        We assemble our solar modules by interconnecting multiple solar cells through taping and stringing into a desired electrical configuration. The interconnected cells are laid out, laminated in a vacuum, cured by heating and then packaged in a protective light-weight anodized aluminum frame. Our solar modules are sealed and weatherproofed and are able to withstand high levels of ultraviolet radiation, moisture and extreme temperatures.
        The diagram below illustrates our solar module manufacturing process:

(1)	Laser cutting is only necessary for smaller-sized modules.

        We work closely with our customers during the design and manufacture of our specialty solar modules and products. For our customized modules, we collaborate with the customer to make certain that our product is compatible for incorporation into that customer’s product. For our complete specialty products, we work with the customer and typically provide sample products to the customer for testing before the product is manufactured on a larger scale.
        We selectively use automation to enhance the quality and consistency of our finished products and to improve efficiency in our manufacturing processes. Key equipment in our manufacturing process includes automatic laminators, simulators and solar cell testers. The current design of our assembly lines gives us flexibility to adjust the ratio of manufacturing equipment to skilled labor for quality and efficiency control. We use manufacturing equipment purchased primarily from Chinese solar power equipment suppliers. The location of our manufacturing operations in China gives us the advantage of proximity to these Chinese manufacturers, who typically sell solar power manufacturing equipment at more competitive prices compared to similar machinery offered by international solar power equipment manufacturers. We source critical testing equipment from international manufacturers. The manufacturing of solar module products remains a labor intensive process, and we leverage China’s competitive labor costs by using labor in our manufacturing process when it proves to be more efficient and cost-effective than using equipment.
        Since we began selling our solar module products in March 2002, we have increased our annual production capacity from 2 MW to 35.5 MW as of April 2006. By the end of 2007, we aim to have a production capacity of 100 MW. The nature of our flexible manufacturing process allows us to increase capacity at low cost within a short period of time to ramp up production for increased demand for standard solar modules or for new solar module products as necessary. We may not, however, use our production facilities to full capacity. Overall production output depends in part on the product mix and sizes of the solar modules produced by each laminator and is affected by the timing of customer orders and requested completion dates. Our production output is also constrained by the availability of solar cells and silicon raw materials and demand for our solar module products. Although there is a gap between our production capacity and production output, it is important for manufacturers of solar module products to maintain additional production capacity to handle surges in customer demand and quick changes in the product mix and timing of completion demanded by customers. Due to the relatively inexpensive cost of solar module manufacturing equipment, it is generally cost-efficient to maintain additional production capacity.
        Our manufacturing facilities can be easily reset, allowing us to quickly ramp up production for increased orders or new solar module products as necessary. We currently operate our manufacturing lines in two factories in China and typically operate these lines 16 hours a day by rotating shifts of employees to operate the lines. We currently produce a higher volume of standard solar modules in our factory located in Suzhou and manufacture most of our specialty solar modules and products, which tend to be lower volume, at our Changshu facilities. Our employees are trained to work on different types of solar module products. This gives us the flexibility to quickly increase our manufacturing capacity and lines with additional employees in order to meet increases in demand.
Quality Control and Certifications
        Our quality control was set up according to the quality system requirements of ISO 9001:2000 and ISO:TS 16949 standards. The latter originated from QS 9000 and VDA quality systems and is now the world-wide quality system standard for the automotive industry. Our quality systems are reviewed and certified by TUV Rheinland Group, a leading international service company that documents the safety and quality of products, systems and services. Our quality control focuses on incoming inspection through which we ensure the quality of the components and raw materials that we source from third parties and includes the use of simulators and solar cell testers. We focus on in-process quality control by examining our manufacturing processes and on output quality control by inspecting finished products and conducting reliability and other tests.
        We have obtained IEC 61215 and TUV Class II safety European standards for sales in Europe. We are in the process of obtaining ETL/UL certification in the United States and certifications in Canada for sales of standard solar modules to enhance our sales capability in North America. We recently received confirmation that our solar modules comply with the requirements of CAN ORD-UL 1703 and UL 1703, and we expect to receive full certification for standard solar module sales in North America in 2006.
Markets and Customers
        We currently sell our standard solar modules primarily to distributors and system integrators. Our distributor customers include companies that are exclusive solar power distributors, engineering and design firms that include our standard solar modules in their system installations. Our system integrator customers typically design and sell complete, integrated systems that include our standard solar modules along with other system components. We sell our specialty solar modules and products to various manufacturers who either integrate these products into their own products or sell and market them as part of their product portfolio. In 2005, approximately 80% of our solar module product net revenues consisted of standard solar module sales. The remaining approximately 20% were from sales of specialty solar modules and products. Our standard solar module customers include leading solar power distributors and system integrators such as Bihler, Iliotec and Maass. Our specialty solar modules and products customers include automotive customers such as Audi for whom we make car battery chargers, and various manufacturers, such as Carmanah Technologies, who incorporate our customized modules in their bus stop, road lighting and marine lighting products.
        A small number of customers have historically accounted for a majority of our net revenues. For the year ended December 31, 2005, our top five customers collectively accounted for approximately 68.2% of our net revenues. Bihler and Sonn-en contributed 36.8% and 14.2%, respectively, of our net revenues for the same time period. For the six months ended June 30, 2006, our top five customers collectively accounted for approximately 91.2% of our net revenues, and Iliotec, Schuco, Pevafersa, and Bihler contributed 36.0%, 18.2%, 17.3% and 11.2%, respectively, of our net revenues for the same time period.
        The following table sets forth certain information relating to our total net revenues derived from our customers categorized by their geographic location for the periods indicated:

								For the Six Months Ended
	Year Ended December 31,							June 30,

	2003		2004		2005			2005		2006

	Total Net		Total Net		Total Net			Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues		%	Revenues	%	Revenues	%

	(in thousands of US$, except percentages)
Europe
Germany	$20	0.5%	$6,499	67.1%	$13,801		75.3%	$4,121	59.0%	$19,859	76.3%
Spain	—	—	85	0.8	445		2.4	455	6.4	4,496	17.3
Others	—	—	42	0.4	1,018		5.6	—	—	—	—

Europe Total	$20	0.5	6,625	68.4	15,264		83.3	4,566	65.4	24,354	93.6
China	271	6.6	109	1.1	504		2.8	259	3.7	169	0.6
North America	3,798	92.3	2,853	29.5	2,556		13.9	2,157	30.9	1,456	5.6
Others	25	0.6	97	1.0	—	(1)	0.0	—	—	62	0.2

Total net revenues	$4,113	100.0%	$9,685	100.0%	$18,324		100.0%	$6,982	100.0%	$26,041	100.0%

(1)	Less than a thousand.
        As we expand our manufacturing capacity and enhance our brand name, we anticipate developing additional customer relationships in other markets and geographic regions to decrease our market concentration and dependence. In 2006 and in the near future, we have aimed, and will continue to aim, to increase our sales to customers located in several markets such as Germany, Spain, China, the United States, Canada and Japan. These solar power markets have been significantly influenced by past and current government subsidies and incentives, or, in the case of Canada, by intended future government subsidies and incentives. While we expect to expand our markets, we expect that Germany will continue to remain our major market in the near future.

•	Germany. The renewable energy laws in Germany require electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy. Germany’s renewable energy policy has had a strong solar power focus, which contributed to Germany surpassing Japan as the leading solar power market in terms of annual megawatt additions in 2004. According to Solarbuzz, Germany grew 53% to 837 MW or 57% of the world’s total solar power production in 2005. Germany’s feed-in tariff remains one of the highest in the world. We primarily sell rooftop end-market applications of sizes less than 100 KwH. According to Solarbuzz, the feed-in tariffs for rooftop applications less than 30 KwH and between 30 KwH and 100 KwH was €0.5453 and €0.5187 per KwH, respectively, in 2005. Our major customers located in Germany are Bihler, Iliotec and Maass.

•	Spain. In Spain, the incentive regime includes a national net metering program and favorable interest loans, and the actual feed-in tariff for solar power energy is fully guaranteed for 25 years and guaranteed at 80% subsequently. According to Solarbuzz, the feed-in tariff for applications less than 100 KwH was €0.42 per KwH in 2005. We currently have an OEM agreement with Isofoton and have recently signed a distribution agreement with Instakciones Pevafersa SL to sell our products in Spain.

•	China. China passed the Renewable Energy Law in February 28, 2005, which went into effect on January 1, 2006. The Renewable Energy Law authorizes relevant authorities to set favorable prices for the purchase of on-grid solar power-generated electricity, and provides other financial incentives for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission further promulgated two implementation rules of the Renewable Energy Law, and other implementation rules are expected in the future.

China finances its off-grid solar installations through the now completed township program and the current village program. The current five-year plan from 2006 to 2010 is targeted to provide electricity to 29,000 villages, mainly in Western China. The Ministry of Construction has recently promulgated directives encouraging the development and use of solar power energy in both urban and rural areas. Various local authorities have also introduced initiatives to encourage the adoption of renewable energy including solar power energy. Furthermore, in October 2005, the Shanghai municipal government endorsed the “100,000 M2 Project”, the goal of which is to install solar energy heating systems onto 100,000 M2 rooftops in Shanghai in the coming years.

We believe that we will be well-positioned to take advantage of growth opportunities in the Chinese solar power energy market, which is one of the fastest growing markets for solar power. In April 2006, we began to purchase a limited amount of solar cells from Sharp Solar for our solar module sales in China.

•	United States. There are now six states that offer significant incentives, with California offering the most preferential incentives. In January 2006, the California Public Utilities Commission enacted the California Solar Initiative, a $2.9 billion program that will subsidize solar power systems by $2.80 per watt. Due to excessive demand, this subsidy has been reduced to the current $2.50 per watt. Combined with federal tax credits for solar power usage, the subsidy may account for as much as 50% of the cost of a solar power system. The program will last from 2007 to 2017 and is expected to dramatically increase the use of solar power for on-grid applications in California.

•	Canada. In March 2006, the province of Ontario, Canada’s largest province, announced a solar power subsidy, by which a fixed price of C$0.42 per KwH is offered for solar power transferred to the electrical grid starting in the fall of 2006. The program will last 20 years and is expected to substantially increase the market for solar power in Ontario. We are working with Carmanah Technologies Inc. in the manufacturing and marketing of solar modules. To support their growth and strategies, much of this will target the Canadian market in general.

•	Japan. According to Solarbuzz, incentive programs in Japan have led to the installation of more than 200,000 residential solar power systems since the introduction of the programs. Japan is planning to install five GW of generation capacity by 2010. The Japanese government has implemented a series of incentive programs, including the “Solar Power 2030 Roadmap” designed to generate up to 100 GW of solar power electricity by 2030, as well as provide government subsidies for research and development. Solar power energy is becoming increasingly competitive and self-sustained in Japan, and the Japanese government is in the process of completely phasing out direct subsidies to end users of solar power by 2006. Historically, the Japanese solar power market has been relatively closed to non-Japanese solar power players. There have been signs, however, that this market is beginning to open up to international players. In early 2006, we began to sell solar modules on an OEM basis to a leading solar module company in Japan.

Sales and Marketing
               Standard Solar Modules
        We market and sell our standard solar module products worldwide through a direct sales force. We have direct sales personnel or representatives that cover our markets in Europe, North America and Asia. Our marketing programs include conferences and technology seminars, sales training, trade show exhibitions, public relations and advertising. We sell our products primarily under two types of arrangements, supply contracts and OEM manufacturing arrangements.

•	Sales contracts. We enter into short-term sales contracts with most of our customers and deliver standard solar modules according to a pre-agreed monthly schedule. Currently, our sales contracts are typically for three months and require our customers to pay 20.0% to 30.0% of the total contract price in advance of delivery as a down payment. We also typically require the payment of the balance contract price by letters of credit or telex money transfers prior to shipping. Our customers typically provide one month purchase order forecasts. As demand and prices stabilize, we plan to enter into longer-term sales contracts to help reduce our exposure to risks from decreases in standard solar module prices generally.

•	OEM manufacturing arrangements. We obtain solar cell supplies from our OEM customers, and sell to them all of the products we manufacture with those solar cells. Our customers then sell the solar module products under their own brands.
               Specialty Solar Modules and Products
        In addition to the above efforts, we target our sales and marketing efforts of our specialty solar modules and products at companies in selected industry sectors, including the automotive, telecommunications and LED lighting sectors. As standard solar modules increasingly become commoditized and technology advancements allow for greater usage of solar power in off-grid applications, we will continue to expand our sales and marketing focus on our specialty solar modules and products and capabilities. Our sales and marketing team works with our specialty solar modules and products development team to make certain that we take the changing customer preferences and demands into account in our product development and that our sales and marketing team is able to effectively communicate to customers our product development changes and innovations. To further enhance this communication we will enter into cooperative agreements with our customers to share solar power technical and management expertise in our respective areas of expertise. For example, we entered into a cooperative agreement with Carmanah Technologies in April 2006 to supply solar modules and special value add for some of Carmanah’s lighting products. We intend to establish additional relationships in other market sectors as the specialty solar modules and products market expands. By jointly developing these products with leading companies in our targeted industry sectors, we will be able to leverage the sales and marketing capabilities of our partners to rapidly build our product portfolio.
               Solar Power Development Projects
        To date, our solar power development projects have consisted of government grants. Going forward, we will continue to secure and implement large-scale solar power development projects in conjunction with CIDA, the World Bank, the Asian Development Bank, and other government and non-governmental organizations. We will also explore more commercial solar power development projects, which are becoming more prevalent. We seek to participate in a mix of solar power development projects that provide us a continuous, steady source of revenues. These projects will also allow our personnel to further develop project management skills. In addition, we also provide solar power forums, demonstration projects and presentations as part of these solar power development projects, because we believe they generate significant goodwill and publicity for us.
Customer Support and Service
        We provide customers with after-sales support, including product return and warranty services. Our standard solar modules are typically sold with a two-year guarantee for defects in materials and workmanship and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial minimum power generation capacity at the time of delivery. Our specialty solar modules and products are typically sold with a one-year guarantee against defects in materials and workmanship and may, depending on the characteristics of the product, contain a limited warranty of up to ten years, against declines of the minimum power generation capacity specified at the time of delivery.
Research and Development
        As of June 30, 2006, we had nine research and product development employees. We currently have approximately twenty technical and engineering employees. Historically, our research and development efforts have focused on reducing manufacturing costs and designing and developing new and efficient specialty solar modules and products to meet customer requirements. Most of our efforts have focused on the manufacturing process and improving efficiencies. We have also focused on designing and improving our silicon reclamation program and improving the yields on recycling reclaimable silicon for reuse in the solar power supply chain. Our research and development team works closely with our manufacturing team, our suppliers and our customers.
        Our senior management, led by Dr. Qu, our founder, chairman and chief executive officer, Mr. Genmao Chen, our director of research and development, Dr. Lingjun Zhang, our technical director, and Mr. Chengbai Zhou, our chief engineer for solar modules, all have extensive experience in the solar power industry. We have also established collaborative research and development relationships with a number of universities and research institutes, including the University of Toronto in Canada, Tsinghua University in China and Suzhou University of China.
        Going forward, we will focus on the following research and development initiatives, which, among other projects, we believe will contribute to our competitiveness:
        Silicon reclamation technologies: We will seek to improve our technologies and know-how to increase the efficiency of our silicon reclamation program, including increasing the yields on our recovery of scrap silicon. We are developing new technologies and designing equipment for refining certain scrap silicon materials and expanding on the type of materials that can be utilized to manufacture solar cells.
        Solar module manufacturing technologies. We intend to focus on developing state-of-the-art testing and diagnostic techniques that improve solar module production yield and efficiency. We are also studying light transmission and reflection technologies inside the solar module to find ways to increase the light absorption of solar cells for the purpose of improving power output.

        Product development of specialty solar modules and products. We will seek to improve our product development capabilities for specialty solar modules and products to position ourselves for the expected growth in this area of the solar power market.
        Solar cell manufacturing. As we expand into solar cell manufacturing, we plan to invest in the development of process technologies to increase the conversion efficiencies of our solar cells.
        New module technologies. We will focus on a series of mid-to-long-term research projects to develop concentrator technologies, high-efficiency cells and next generation solar cells. We will conduct these research projects using both our internal resources and through our collaborative relationships with universities and research institutes.
Competition
        The market for solar module products is competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with international companies such as BP Solar, Sharp Solar and SolarWorld and companies located in China such as Suntech Power Holdings Co., Ltd. Many of our competitors have a stronger market position than ours and have larger resources and name recognition than we have. While crystalline technology currently accounts for 94% of the solar power market, many of our competitors are developing or currently producing products based on alternative solar technologies such as thin film photovoltaic materials that may ultimately have costs similar to, or lower than, our projected costs. For example, solar modules produced using thin film materials, such as amorphous silicon and cadmium telluride, are generally less efficient, with conversion efficiencies ranging from 5% to 10% according to Solarbuzz, but require significantly less silicon to produce than crystalline silicon solar modules, such as our products, and are less susceptible to increases in silicon costs. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to solar system integration. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar modules. In addition, the solar power market in general competes with other sources of renewable and alternative energy and conventional power generation. If we fail to compete successfully, we may be unable to expand our customer base and our business will suffer. We believe that the key competitive factors in the market for solar module products include:

•	supply chain management;

•	strength of supplier relationships;

•	manufacturing efficiency;

•	power efficiency and performance;

•	price;

•	customer relationships and distribution channels;

•	brand name and reputation; and

•	aesthetic appearance of solar module products.
        In the immediate future, because of the growing demand for solar module products and the shortage of high-purity silicon, we believe that the ability to compete in our industry will continue to depend on the ability to effectively manage the supply chain and form strategic relationships. Consolidation of the segments of the solar power supply chain is already occurring and is expected to continue in the near future. We believe that as the supply of high-purity silicon stabilizes, the key to competing successfully will shift to more traditional sales and marketing activities. We believe that the strong relationships that we are building now with both suppliers and customers will support us in that new competitive environment when the time arrives.

Intellectual Property
        We have applied to register our trade name, “CSI,” in China, and we are seeking registration of this mark and others in a number of foreign jurisdictions where we conduct business. We currently have one patent and two patent applications pending in China for solar-powered car battery chargers and marine lights. We currently use a combination of contractual arrangements with employees and trade secret protections to establish and protect our proprietary rights. As we expand our specialty solar modules and products portfolio and enter into solar cell manufacturing in the future, we will increase our efforts to develop and protect our intellectual property.
Environmental Regulation
        We believe we have obtained all environmental permits necessary to conduct the business currently carried on by us at our existing manufacturing facilities. We have conducted environmental studies in conjunction with our solar power development projects to assess and reduce the environmental impact of our facilities. We believe that our manufacturing processes do not generate any material levels of noise, waste water, gaseous wastes and other industrial wastes and believe that our manufacturing processes are environmentally friendly. We will also continue to devote efforts to ensure that our products comply with the European Union’s Restriction of Hazardous Substances Directive, which takes effect in July 2006, by reducing the amount of lead and other restricted substances used in our solar module products. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.
Employees
        As of December 31, 2003, 2004 and 2005, we had 89, 183 and 196 full-time employees. As of June 30, 2006, we had 264 full-time employees. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of June 30, 2006.

	Number of	Percentage
	Employees	of Total

Manufacturing	178	67.4%
General and administrative	53	20.1
Research and development	9	3.4
Sales and marketing	24	9.1

Total	264	100.0%

        As of June 30, 2006, 259 of our employees were located in our two factories in Suzhou and in Changshu, three of our employees were located in our new manufacturing plant in Luoyang and two of our employees were based in Canada. Our employees are not covered by any collective bargaining agreement. We also have contract employees to meet increased demand for our products as required. As of December 31, 2005 and June 30, 2006, we had 52 and 264 contract employees, respectively. We consider our relations with our employees to be good. From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.
Insurance
        We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, office furniture and inventory. These insurance policies cover losses due to fire, floods and other natural disasters. Insurance coverage for our fixed assets in China amounted to approximately $1.2 million as of June 30, 2006. We also maintain product liability insurance with an aggregate coverage amount of approximately $4.3 million, which covers general commercial and product liability. We are in the process of purchasing key-man life insurance for our chairman and chief executive officer, Dr. Shawn Qu. We do not maintain business interruption insurance or insurance relating to marine, air and inland transit risks for the export of our products. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $50,000 in insurance premiums for 2006 coverage.
Facilities
        We have manufacturing facilities and offices in Suzhou that occupy approximately 6,050 square meters under a lease that will expire in March 2008. We have the right to renew the lease on three-months’ prior written notice if the terms we offer are not less favorable than terms offered by other prospective tenants. We also rent offices with an aggregate of approximately 40 square meters in Suzhou for our research and development and certain administrative personnel under a lease expiring in September 2008. In Changshu, we rent our facilities of approximately 4,500 square meters under a three-year lease expiring in September 2007. CSI Luoyang has applied for the land use rights certificate for a piece of land of approximately 5,000 square meters. We plan to begin operations in our Luoyang facility in the first quarter of 2007. CSI Solarchip has applied for the land use rights certificate for a piece of land of approximately 66,667 square meters. We intend to build a solar cell facility in Suzhou and plan to complete our first solar cell line in the first quarter of 2007. We believe our current facilities and our planned facilities will meet our future needs and are consistent with our business plans.
Legal and Administrative Proceedings
        In March 2002, ICP Global, a manufacturer of solar power products, filed an action in the Superior Court of the Province of Quebec, Canada (Action No. 500-05 071241-028) against our vice president of international sales and marketing, Gregory Spanoudakis, and ATS. ICP Global contends that Mr. Spanoudakis, who was previously employed by ICP Global, misappropriated its proprietary and commercial business opportunity to sell solar-powered car battery chargers to a prospective customer, Volkswagen Mexico, by directing that opportunity to its competitor ATS. In August 2003, ICP Global amended its complaint to include us, our subsidiary CSI Solartronics and our chairman and chief executive officer, Dr. Shawn Qu, as defendants. The amended complaint contends that all of the defendants jointly engaged in unlawful conduct and unfair competition in directing that business opportunity away from ICP Global to us, as purportedly evidenced by our selling of car battery chargers to Volkswagen Mexico. ICP Global claims damages consisting of an accounting of all profits obtained by the defendants as a result of any misappropriated business opportunity. In its amended complaint, ICP Global claims that the business opportunity could have represented sales of up to $3.0 million.
        Although the parties have conducted some basic and minimal discovery, there has been no meaningful discovery, court filings or communications from the plaintiff on this matter since early 2004. We will continue to defend our rights vigorously if ICP Global decides to move forward with this action. Furthermore, we believe that the outcome of the action, even if adversely determined, will not have a material adverse effect on our business or results of operations.

MANAGEMENT
Directors and Executive Officers
        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/ Title

Shawn (Xiaohua) Qu	42	Chairman, President and Chief Executive Officer
Bing Zhu	41	Director, Chief Financial Officer
Arthur Chien	45	Independent Director
Robert McDermott	65	Independent Director
Lars-Eric Johansson	60	Independent Director
Gregory Spanoudakis	49	Vice President — International Sales and Marketing
Robert Patterson	59	Vice President — Corporate and Product Development, General Manager — Canadian Operations
Brian Lu	41	General Manager — China Operations
Bencheng Li	65	General Manager of CSI Luoyang
Chengbai Zhou	59	Chief Engineer of CSI Solartronics
Xiaohu Wang	50	Deputy General Manager, Commerce and Purchasing of CSI Solartronics
Shanglin Shi	52	Deputy General Manager, China Operation
Lingjun Zhang	40	Technical Director of CSI Solar Technologies
Guoxin Zhang	54	Deputy General Manager, Manufacturing of CSI Solar Manufacturing
Genmao Chen	44	Director of Research and Development
               Directors
        Dr. Shawn (Xiaohua) Qu has served as our chairman, president and chief executive officer since founding our company in October 2001. Prior to joining us, Dr. Qu worked at ATS from 1998 to 2001, where he performed various responsibilities at ATS and at its subsidiaries in the solar power business, Matrix and Photowatt International S.A. including acting as product engineer, director for silicon procurement, director for solar product strategic planning and business development and technical vice president (Asia Pacific) of Photowatt International S.A.. From 1996 to 1998, Dr. Qu was a research scientist at Ontario Power Generation Corp. (formerly Ontario Hydro), where he worked as a process leader in the development of Spheral Solartm technology, a next-generation solar technology. Prior to joining Ontario Hydro, Dr. Qu was a post-doctorate research fellow at the University of Toronto focusing on semiconductor optical devices and solar cells. He has published research articles in academic journals such as IEEE Quantum Electronics, Applied Physics Letter and Physical Review. Dr. Qu received a Ph.D. degree in material science from the University of Toronto in 1995, an M.Sc. degree in physics from University of Manitoba in 1990 and a B.Sc. in applied physics from Tsinghua University (Beijing, China) in 1986.
        Mr. Bing Zhu was appointed our chief financial officer in May 2006. Before that, he was our financial controller and acting chief financial officer since March 2005. Prior to joining us, Mr. Zhu was a commercial banking relationship account manager at Royal Bank of Canada. From May 1996 to June 2000, Mr. Zhu worked as the Shanghai chief representative of Raytheon Corporation and was in charge of market development for its commercial electronics, engineering & construction and commercial aircraft divisions in China. From 1993 to 1996, he was a corporate banking account manager for Banque Indosuez. His customers included the China operations of European- and North American- based multi-national companies as well as B- and H- share Chinese public companies. From 1986 to 1992, Mr. Zhu was an accountant and then a finance manager in a Chinese state-owned enterprise in Hangzhou, China. Mr. Zhu received his bachelor’s degree in business management in 1986 from Zhejiang University of Technology in China, and his MBA degree in 1993 from China Europe International Business School (previously known as China-Europe Management Institute).
        Mr. Arthur Chien became a director of our company in December 2005. Mr. Chien currently is the managing director of Beijing Yinke Investment Consulting Co. Ltd., which provides financial consulting services and has own investment projects as well. Previously, Mr. Chien was the chief financial officer of China Grand Enterprises Inc. for almost 5 years. That company is a diversified investment holding company based in Beijing, China. Mr. Chien has also worked in the finance, investment and management positions in several companies in China, Canada and Belgium including his appointment in 1995 as the assistant financial controller of the steel cord division of Bekaert Group in Belgium. In 1996, Mr. Chien took the position of chief financial officer of Bekaert China which operated five joint ventures in China. Mr. Chien graduated from the University of Science and Technology of China with a bachelor of science degree in 1982. He also obtained a master’s degree in economics from the University of Western Ontario, London, Ontario, Canada in 1989.
        Mr. Robert McDermott became an independent director of our company in August 2006. Mr. McDermott is a partner with McMillan Binch Mendelsohn LLP, a business and commercial law firm based in Canada. He joined the firm in 1971 and practices business law with an emphasis on mergers and acquisitions, corporate governance, mining, securities and corporate finance, involving both Canadian and cross-border transactions. Mr. McDermott advises boards and special committees of public companies in Canada on corporate governance matters as well. From 1997 to 2001, he was a director and senior officer and a member of the audit committee of Boliden Limited, a mining company listed on the Toronto and Stockholm stock exchanges. Recent engagements involve serving as an advisor to the special committees of public companies in Canada involving an acquisition, reorganization forming a REIT and corporate governance matters. Mr. McDermott is a member of the Canadian Bar Association, Canada Tax Foundation, International Bar Association and Rocky Mountain Mineral Law Institute. He has been admitted to the Ontario Bar in Canada since 1968. Mr. McDermott received his juris doctor degree from the University of Toronto and a bachelor’s of arts degree from the University of Western Ontario.
        Mr. Lars-Eric Johansson became an independent director of our company in August 2006. Mr. Johansson has worked in finance and controls positions for more than thirty years in Sweden and Canada. Since May 2004, he has been an executive vice president and the chief financial officer of Kinross Gold Corporation, a Toronto Stock Exchange-listed gold mining company. During the period between June 2002 and November 2003, Mr. Johansson was an executive vice president and chief financial officer of Noranda Inc. Mr. Johansson was last serving as a special advisor at Noranda Inc. until May 2004. From 1989 to May 2002, he was the chief financial officer of Falconbridge Limited, a mining and metals company in Canada dually listed on the New York Stock Exchange and the Toronto Stock Exchange, and the surviving company in its merger with Noranda Inc. in 2005. Mr. Johansson is a lead director and the chairperson of the audit committee and corporate governance committee of Aber Diamond Corporation, a precious stones mining company dually listed on the Nasdaq and the Toronto Stock Exchange. He has also chaired the audit committee of Golden Star Resources Ltd., a gold and silver mining company dually listed on the Toronto Stock Exchange and American Stock Exchange, since July 2006. He is also a director of Tiberon Minerals Ltd. and Novicor Inc., both listed companies on the Toronto Stock Exchange. Mr. Johansson holds an MBA, with a major in finance and accounting, from Gothenburg School of Economics in Sweden.
               Executive Officers
        Mr. Gregory Spanoudakis has been our vice president — international sales and marketing since January 2002. Mr. Spanoudakis has been involved in the semiconductor and solar power industries for the past 18 years, the last 6 years of which have been in the solar power industry. He was a senior executive with Future Electronics, one of the world’s largest distributors of semiconductor components, where he headed the international division and the export development program from November 1988 to May 1999. Mr. Spanoudakis attended The University of Essex, in Colchester, England and the Sir George William

University (now Concordia University) in Montreal, Canada graduating with a bachelor’s degree in business in 1981. In 1987, he received his MBA degree with a focus on international business development from Concordia University in Montreal, Canada.
        Mr. Robert Patterson has served as our vice president of corporate and product development since January 2006. Previously, Mr. Patterson served as our general manager — Canada since 2002. Mr. Patterson managed the Solar Bi-Lateral project: Solar Electrification for Western China with the Canadian International Development Agency from May 2002 to June 2005. Before joining us, from 1999, Mr. Patterson was the vice president of business development and the manager of the Alberta branch of Soltek Solar, now Carmanah Technologies, Canada’s largest solar energy company. From 1992 to 1999, Mr. Patterson was a senior vice president at several start-up communication companies including Westronic Inc., Network Innovations and TD Communications plus also managed his own consulting company, S & B Consulting Services, specializing in marketing and business development for high tech companies. From 1980 to 1988, Mr. Patterson held managerial positions at Nortel Networks for materials management, product development and marketing and business development. Mr. Patterson is a certified professional engineer in Alberta, Canada. In Canada, he received his MBA degree from The University of Western Ontario (Ivey) in London, Ontario in 1973, and his bachelor’s degree in chemical engineering from Queen’s University in Kingston, Ontario in 1970.
        Mr. Brian Lu has been our general manager — China operations since December 2004. Prior to joining us, Mr. Lu worked at McKinsey & Company as a senior specialist in its operation strategy and effectiveness department from January 2003 to December 2004. Prior to that, Mr. Lu worked as the regional production control and logistics manager and lean manufacturing manager for Delphi Packard Electric Systems in Asia from 1997 to 2002. Prior to that, Mr. Lu worked at Lucent Technologies as a quality manager in its China Business Unit. Mr. Lu is also a Six Sigma Black Belt. Mr. Lu received his MBA degree from the Business School of Tsinghua University, China in 2001. He also received his M.S. degree in 1989 and B.S. degree in mechanical engineering in 1986 from Tsinghua University, China.
        Mr. Bencheng Li is the general manager of CSI Luoyang. He joined us in June 2003. Mr. Li was the chairman of Luoyang Single Crystalline Silicon Ltd. from 1996 to 2000, and the chairman of Sino-American MCL Electronic Materials Ltd from 1995 to 2000. From July 1998 to April 2003, Mr. Li was the general manager of China Shijia Semiconductor Materials Corporation, a semiconductor and solar silicon materials manufacturing company in China. In July 1967, Mr. Li received his bachelor’s degree in radiochemistry from Tsing Hua University in Beijing, China.
        Mr. Chengbai Zhou is the chief engineer of CSI Solartronics. He joined us in 2001. Mr. Zhou is a committee member of China’s Photovoltaic Institute. From 1969 to 2001, he was the head of the Wuhan Changjiang Power Plant’s solar research group and later became the deputy director of its research institute. Mr. Zhou has been involved with various projects related to solar power for many years. From 1969 to 1972, Mr. Zhou was involved in the design and manufacture of solar modules for China’s satellite project. From 1985 to 1996, he participated in the design and manufacture of over 40 solar power systems commissioned by the Ministry of Telecommunication. Mr. Zhou graduated from Wuhan Industry Institute, China in 1969.
        Mr. Xiaohu Wang joined us in 2002, initially as the manager in charge of imports and exports, procurement, quality and operations. Since 2004, Mr. Wang has been deputy general manager of commerce of CSI Solartronics, responsible for planning and procurement of all silicon material. From May 1989 to January 2001, Mr. Wang was the branch manager of the International Development Group Ltd of Hunan Province where he was responsible for the import and export of mineral, hardware, textile and chemical products. Mr. Wang was also involved in that company’s restructuring from state ownership to shareholder ownership. From 1996, Xiaohu was involved in the import and export of silicon material and silicon cells. In 1982, Mr. Wang graduated from Nanjing University of Aeronautics and Astronautics with a bachelor of science degree.
        Mr. Shanglin Shi has served as deputy general manager, China operations, since August 2006. Previously, he served as deputy general manager, corporate development of CSI Solar Manufacturing since February 2006. Prior to joining us, Mr. Shi co-founded Xian Jiayang Photovoltaic Co., Ltd., where he worked from 2002 to 2005 before leading its merger with BP Solar. From 1990 to 2002, he helped to set up Sijia Semi-conductor Material Company in China. He served in various management positions at Sijia’s wholly owned subsidiaries: Emei Semiconductor Material Company, Luoyang Mono-silicon Material Company and Huashan Semiconductor Material Company before becoming its deputy general manager. Mr. Shi studied Industrial Economics at Chongqing University, China and graduated in 1977.
        Dr. Lingjun Zhang has served as the technical director of CSI Solar Technologies since January 2005 before which he served as the operations and vice general manager of CSI Solartronics from June 2003. From 1999 to 2003 Dr. Zhang was the operations manager of Shanghai Siliconix Electronics Co., a subsidiary of Vishay, one of the biggest passive components suppliers in the world. Dr. Zhang served as the production manager of Shanghai Temic Telefungen Semiconductor Company from January 1997 to May 1999. In 1986 Dr. Zhang received his bachelor of science degree in applied physics from Tsinghua University, China. In 1992 Dr. Zhang received his Ph.D. degree in semiconductor physics from the Shanghai Technical Physics Institute of the Chinese Academy of Sciences.
        Mr. Guoxin Zhang joined us in July 2004 as deputy general manager of manufacturing of CSI Solar Manufacturing in Changshu and CSI Solar Manufacturing in Suzhou. In 2001, Mr. Zhang was a consultant in the development and establishment of CSI Solartronics. From November 2001 to July 2006, he was a director and a board member of CSI Solartronics. Mr. Zhang was the general manager of Minhang Huayuan Enterprises Inc. from 1989 to 2004 after participating in restructuring it from a state enterprise to a privately owned company in 1989. Previously, Mr. Zhang worked at the Shanghai Power Generation Plant from 1967 to 1989. He was its deputy manager of administration from 1978 to 1989.
        Mr. Genmao Chen joined us in July 2006 as director of research and development. Mr. Chen has over ten years of experience in semiconductor material growth and process. Prior to joining us, Mr. Chen was a scientist and senior engineer at two companies in Silicon Valley, namely Filtronic Solid State Inc., and American Xtal Technology Inc. At Filtronic (formerly Litton Solid State Subsystems Inc.), a compound semiconductor IC manufacturing company, Mr. Chen served as an Epi growth and characterization scientist, primarily responsible for developing RF and optoelectronic devices, from July 2000 to September 2002. At American Xtal., a manufacturer of semiconductor substrates and optoelectronics devices, he served as a senior engineer of process and technical support, primarily responsible for process design and integration, as well as customer technical support, from October 2002 to August 2004. In addition, he was the chief technology officer at Jingtuo Optroelectronics Co., Ltd., a LED and IC company from September 2004 to April 2006. Mr. Chen was a research assistant at Energenius Center for Advanced Nanotechnology in the University of Toronto during the period between January 1996 and July 2000. Mr. Chen received his B.Sc. degree in physics from Jilin University in China and an M.A.Sc. degree in materials science from the University of Toronto in Canada, where he was also a candidate to the Ph.D. degree in materials science.
Duties of Directors
        Under our governing statute, our directors have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the issuance of shares.

Terms of Directors and Executive Officers
        Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as their successors are elected or they are removed from office by ordinary shareholders’ resolution.
Committees of the Board of Directors
        Our board of directors have established an audit committee, a compensation committee and a corporate governance and nominating committee.
               Audit Committee
        Our audit committee initially consists of Messrs. Lars-Eric Johannson, Robert McDermott and Arthur Chien, and is chaired by Mr. Johannson, an independent director with accounting and financial management expertise as required by Nasdaq Global Market corporate governance rules. Each of Messrs. Johannson, McDermott and Chien satisfies the “independence” requirements of the Nasdaq Global Market corporate governance rules and is financially literate as required by the Nasdaq Global Market rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.
               Compensation Committee
        Our compensation committee initially consists of Messrs. Lars-Eric Johannson, Robert McDermott and Arthur Chien, each of whom satisfies the “independence” requirements of the Nasdaq Global Market corporate governance rules and is chaired by Mr. Chien. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
               Corporate Governance and Nominating Committee
        Our corporate governance and nominating committee initially consists of Lars-Eric Johannson, Robert McDermott and Arthur Chien, each of whom satisfies the “independence” requirements of the Nasdaq Global Market corporate governance rules, and is chaired by Mr. McDermott. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Interested Transactions
        A director of the corporation who is a party to a material contract or transaction or proposed material contract or transaction with the corporation or is a director or officer of, or has a material interest in, any person who is party to such a contract or transaction is required to disclose in writing or request to have entered into the minutes of meetings of directors the nature and extent of his or her interest. A director may vote in respect of such contract or transaction only if the contract or transaction is: (i) one relating primarily to the remuneration as our director, officer, employee or agent; (ii) one for indemnity or insurance in favor of directors and officers; or (iii) one with an affiliate.
Remuneration and Borrowing
        The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.
Qualification
        There is no shareholding qualification for directors.
Employment Agreements
        We have entered into employment agreements with each of our executive officers. Under our employment agreement with Dr. Qu, our chief executive officer and controlling shareholder, Dr. Qu is employed until December 31, 2008, after which time he may terminate his employment with us on three months’ prior written notice. Under our employment agreement with Mr. Gregory Spanoudakis, he may terminate his employment with us at any time on three months’ prior notice. We may terminate either or both of these two employment agreements without cause upon the payment of a severance payment equal to one month of the officer’s base salary for every year of employment with us (up to a maximum of 12 months) together with any unpaid compensation accrued up to the date of the termination.
        Apart from these two employment agreements, all of our other employment agreements with our executive officers have a term of three years, ending in 2008 to 2009, except for our employment agreement with Shanglin Shi, which has a term of one year. Under these other employment agreements, either we or the employee may terminate the employment on one month’s prior notice to the other with cause, except that (i) we have the right to terminate the employment of Messrs. Robert Patterson, Bing Zhu, Brian Lu and Genmao Chen for cause at any time without notice; and (ii) the right of each of Messrs. Robert Patterson, Bing Zhu, Brian Lu and Genmao Chen to terminate with cause is limited to material reductions in his authority, duties and responsibilities or a material reduction in his annual salary before the next annual salary review. Furthermore, we may terminate the employment at any time without cause upon one month to three-months’ advance written notice to the executive officer. If we terminate the employment without cause, the executive officer will be entitled to a severance payment equal to three to four months of his then-current base salary. We may terminate each of the agreements for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure.
        Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for a period of one to three years following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner, licensor or otherwise, in any business which is in direct or indirect competition with our business; (iii) seek, directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination; or (iv) use a name including any word used by our company or our affiliates, or the Chinese or English equivalent or any similar word, in relation to any trade, business or company. Under our employment agreements with our executive officers, for purposes of the non-compete clause described above, a “competitor” of our company is defined as an entity in China or such other territories where we carry on our business. In the case of our agreements with Mr. Robert Patterson, Mr. Bing Zhu and Mr. Brian Lu, the definition of “competitor” is further limited in that it does not include an entity that generates 10% or less of its revenues from solar power products and services similar to those provided by us, except that if an executive officer is employed by, or provides services as a director or otherwise to, a subsidiary or divisional business of such an entity, such subsidiary or divisional business shall be deemed a “competitor” if it generates more than 10% of its revenues from solar power products and services similar to those provided by us.
Compensation of Directors and Executive Officers
        In 2005, the aggregate cash compensation paid to our executive officers, including all the directors, was approximately $493,477.
2006 Share Incentive Plan
        We have adopted a share incentive plan, or 2006 Plan, effective in March 2006, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of common shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of (x) one percent (1%) of the number of common shares outstanding as of such date, or (y) a lesser number of common shares determined by the board or a designated committee.
        The following table summarizes, as of the date of this prospectus, the outstanding options granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group. The options granted in May 2006 vest over a four-year period beginning in March 2006. Unless otherwise noted, all other options granted vest over a four-year period beginning from the date of grant.

	Common shares
	Underlying Options		Exercise Price
Name	Granted		(US$/Share)		Date of Grant	Date of Expiration

Gregory Spanoudakis	116,500		$2.12		May 30, 2006	May 29, 2016
Bing Zhu	116,500		2.12		May 30, 2006	May 29, 2016
Xiaohu Wang	89,705		2.12		May 30, 2006	May 29, 2016
Brian Lu	83,880		2.12		May 30, 2006	May 29, 2016
Lingjun Zhang	75,725		2.12		May 30, 2006	May 29, 2016
Guoxin Zhang	69,900		2.12		May 30, 2006	May 29, 2016
Robert Patterson	64,075		2.12		May 30, 2006	May 29, 2016
Bencheng Li	64,075		2.12		May 30, 2006	May 29, 2016
Chengbai Zhou	64,075		2.12		May 30, 2006	May 29, 2016
Shanglin Shi	46,600		2.12		May 30, 2006	May 29, 2016
Genmao Chen	64,075		4.29		July 17, 2006	July 16, 2016
Arthur Chien	46,600	(1)	4.29		August 8, 2006	August 7, 2016
Robert McDermott	46,600	(2)	—	(3)	August 8, 2006	August 7, 2016
Lars-Eric Johansson	46,600	(2)	—	(3)	August 8, 2006	August 7, 2016
Twenty-nine individuals as a group	128,500	(4)	4.29		May 30, 2006	May 29, 2016
Two individuals as a group	51,260	(4)	4.29		June 30, 2006	June 29, 2016
One individual	46,600	(4)	4.29		July 17, 2006	July 16, 2016
Hanbing Zhang	46,600	(4)(5)	4.29		July 28, 2006	July 27, 2016
One individual	58,250	(4)	—	(6)	August 8, 2006	August 7, 2016
Three individuals as a group	11,650	(4)	—	(6)	August 31, 2006	August 30, 2016

(1)	Vest in two equal installments, the first upon the date of grant and the second upon the first year anniversary of the grant date so long as the director remains in service.

(2)	All vest upon the date of grant.

(3)	Exercise price will be the initial public offering price of the common shares as stated on the front cover of this prospectus.

(4)	Each holding less than 1% of our total outstanding voting securities.

(5)	The wife of Dr. Qu, our chairman, president and chief executive officer.

(6)	Exercise price will be 80% of the initial public offering price of the common shares as stated on the front cover of this prospectus.
        We have also agreed to grant each of our independent directors, Arthur Chien, Robert McDermott and Lars-Eric Johannson, options to purchase 10,000 of our common shares immediately after each annual shareholder meeting at an exercise price equal to the average of the trading price of our common shares for the 20 trading days ending on such date. These options vest immediately.
        The following table summarizes, as of the date of this prospectus, the restricted shares granted under our 2006 plan to several of our directors and executive officers and to other individuals as a group. The restricted shares granted in May 2006 vest over a two-year period beginning in March 2006. The vesting period for all other restricted shares are indicated in the notes below.

	Restricted Shares
Name	Granted		Date of Grant	Date of Expiration

Gregory Spanoudakis	233,000		May 30, 2006	May 29, 2016
Chengbai Zhou	23,300		May 30, 2006	May 29, 2016
Bencheng Li	23,300		May 30, 2006	May 29, 2016
Xiaohu Wang	18,640		May 30, 2006	May 29, 2016
Robert Patterson	11,650		May 30, 2006	May 29, 2016
Eight individuals as a group	23,300	(1)	May 30, 2006	May 29, 2016
One individual	116,500	(1)(2)	June 30, 2006	June 29, 2016
Hanbing Zhang	116,500	(3)(4)	July 28, 2006	July 27, 2016

(1)	Each holding less than 1% of our total outstanding voting securities.

(2)	Vest over a two-year period from the date of grant.

(3)	The wife of Dr. Qu, our chairman, president and chief executive officer.

(4)	Vest over a four-year period from the date of grant
        The following paragraphs describe the principal terms of our 2006 plan.
        Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our common shares; and

•	restricted shares, which are non-transferable common shares without voting or dividend rights, subject to forfeiture upon termination of a grantee’s employment or service.
        Plan Administration. Our board of directors, or a committee designated by our board of directors, will administer the plan. However, with respect to awards made to our non-employee directors, the entire board of directors will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each award grant.
        Award Agreement. Awards granted are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, the award agreement also specifies whether the option constitutes an incentive share option or a non-qualifying stock option.
        Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options only to our employees.

        Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction.
        Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant and the share option is exercisable for no more than five years from the date of that grant.
        The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant.
        Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

PRINCIPAL AND SELLING SHAREHOLDERS
        The following table sets forth information with respect to the beneficial ownership of our common shares as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our common shares; and

•	each selling shareholder.
        The calculations in the table below assume there are 20,970,000 common shares outstanding as of the date of this prospectus and 27,270,000 common shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their over-allotment option.
        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common shares
	Beneficially Owned		Common shares		Shares Beneficially
	Prior		Being Sold in This		Owned After This
	to This Offering		Offering		Offering(1)

	Number	%	Number	%	Number	%

Directors and Executive Officers:
Shawn (Xiaohua) Qu(2)	13,672,263	65.20%	—	—	13,672,263	50.14%
Arthur Chien(3)	23,300	0.11%	—	—	23,300	0.09%
Robert McDermott(4)	46,600	0.22%	—	—	46,600	0.17%
Lars-Eric Johannson(5)	46,600	0.22%	—	—	46,600	0.17%
Gregory Spanoudakis	—	—	—	—	—	—
Bing Zhu	—	—	—	—	—	—
Xiaohu Wang	—	—	—	—	—	—
Bencheng Li	—	—	—	—	—	—
Chengbai Zhou	—	—	—	—	—	—
Brian Lu	—	—	—	—	—	—
Robert Patterson	—	—	—	—	—	—
Lingjun Zhang	—	—	—	—	—	—
Guoxin Zhang	—	—	—	—	—	—
Shanglin Shi	—	—	—	—	—	—
Genmao Chen
All directors and executive officers as a group	13,788,763	65.39%	—	—	13,788,763	50.35%
Principal and Selling Shareholders:
HSBC HAV2 (III) Limited(6)	3,583,692	17.09%	923,404	4.40%	2,660,288	9.76%
ATS Automation Tooling Systems Inc.(7)	1,864,398	8.89%	—	—	1,864,398	6.84%
JAFCO Asia Technology Fund II (Barbados) Limited(8)	1,849,647	8.82%	476,596	2.27%	1,373,051	5.04%

(1)	Assumes no exercise of the underwriters’ over-allotment option and no other change to the number of common shares offered by the selling shareholders and us as set forth on the cover page of this prospectus.

(2)	Dr. Qu’s business address is Xin Zhuang Industry Park, Changshu, Jiangsu 215562, People’s Republic of China.

(3)	Represents 23,300 common shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Chien. Mr Chien’s business address is c/o Canadian Solar Inc., Xin Zhuang Industry Park, Changshu, Jiangsu 215562, People’s Republic of China.

(4)	Represents 46,600 common shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. McDermott. Mr McDermott’s business address is c/o Canadian Solar Inc., Xin Zhuang Industry Park, Changshu, Jiangsu 215562, People’s Republic of China.

(5)	Represents 46,600 common shares issuable upon exercise of options within 60 days of the date of this prospectus held by Mr. Johannson. Mr Johannson’s business address is c/o Canadian Solar Inc., Xin Zhuang Industry Park, Changshu, Jiangsu 215562, People’s Republic of China.

(6)	HSBC HAV2 (III) Limited, a Barbados company, is a wholly-owned subsidiary of The HSBC Asian Ventures Fund 2 Limited (HAV2). The investment manager of HAV2 is a subsidiary of HSBC Holdings plc, the holding company of The HSBC Group which is listed on The Stock Exchange of Hong Kong Limited, London Stock Exchange plc, New York Stock Exchange and Societe des Bourses Francaises. The registered address for HAV2 (III) is RBTT Trust Corporation, CGI Tower Warrens, St. Michael, Barbados.

(7)	ATS Automation Tooling Systems Inc. is a company incorporated in Ontario, Canada. The registered address of ATS is 250 Royal Oak Road, Cambridge, Ontario N3H 4R6, Canada. ATS is a public company listed on the Toronto Stock Exchange.

(8)	JAFCO Asia Technology Fund II (Barbados) Limited is a company incorporated in Barbados and is a wholly-owned subsidiary of JAFCO. The shares held by JAFCO Asia Technology Fund II (Barbados) Limited were transferred from JAFCO, which acquired them through the conversion of the convertible notes. JAFCO is an exempted company organized and existing under the laws of the Cayman Islands and is wholly owned by JAFCO Asia Technology Fund II L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings II Limited, a Cayman Islands company and a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., is the sole general partner of JAFCO Asia Technology Fund II L.P. and controls the voting and investment power over the shares owned by JAFCO. JAFCO Investment (Asia Pacific) Ltd. is wholly-owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange.” The address for JAFCO Asia Technology Fund II (Barbados) Limited is c/o JAFCO Investment (Asia Pacific) Limited, 6 Battery Road, #42-01, Singapore 0499909.
        As of the date of this prospectus, none of our outstanding common shares are held by record holders in the United States.
        None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS
        Unless otherwise indicated, the share numbers in this section do not take into account any post-transaction share splits.
Issuance, Sale and Conversion of Convertible Notes
        In November 2005, we issued convertible notes in the aggregate principal amount of $8.1 million to HSBC HAV2 (III) Limited, or HSBC, and JAFCO Asia Technology Fund II, or JAFCO, pursuant to a subscription agreement. In March 2006, we issued HSBC and JACFO convertible notes in the aggregate principal amount of $3.65 million in March 2006 as part of a second tranche subscription and HSBC’s and JAFCO’s option to purchase additional convertible notes under the subscription agreement. The notes were repayable (i) on the third anniversary of their issuance date or (ii) upon the occurrence of an event of default. The notes were convertible into our common shares at the option of the note holders at any time. The notes were automatically convertible into our common shares at the then effective conversion price upon written approval by note holders holding more than 75% of the aggregate principal amount of convertible notes subscribed for by HSBC and JAFCO or upon the completion of this offering. The subscription agreement provided that our board of directors would consist of up to seven directors including one director nominated by each of the two investors. Two directors appointed one each by HSBC and JAFCO served on our board of directors from December 2005 to August 2006. They resigned in August 2006 after HSBC and JAFCO converted their convertible notes into our common shares in July 2006.
        Additionally, HSBC and JAFCO agreed in the subscription agreement and convertible notes that Dr. Qu was entitled to all of our retained earnings as of February 28, 2006. In the event that our board of directors declared a dividend or distribution on our common shares prior to an initial public offering or the redemption of all of the convertible notes, we were required to make payments to HSBC and JAFCO at the same time based on their pro rata share of such payments in respect of earnings accumulated after February 28, 2006 (on an as-converted basis).
               Conversion of Convertible Notes and Put Option Agreement
        On July 1, 2006, HSBC and JAFCO provided notices to convert all of the outstanding convertible notes into our common shares. On that same day, all of the outstanding convertible notes were converted at a conversion price of approximately $5.77 per share. Immediately after the conversion, the Company’s outstanding common shares were immediately split on a 1 for 1.16830772 basis. Common shares issuable pursuant to the Share Incentive Plan or issuable upon the exercise of outstanding awards under the Share Incentive Plan were not affected by this share split. In connection with HSBC’s and JAFCO’s optional conversion of the convertible notes, Dr. Qu, our chief executive officer and controlling shareholder, entered into a put option agreement with HSBC and JAFCO whereby he granted to each of HSBC and JAFCO an option to require him to purchase all of the common shares held by HSBC and JAFCO immediately after the conversion and share split at the same conversion price of the convertible notes. Each of HSBC and JAFCO may exercise its put option: (i) at any time between March 31, 2007 to April 10, 2007 if the Company has not completed a qualified IPO, such as this offering, on or before March 31, 2007; or (ii) upon the occurrence and continuance of an event of default. In connection with the put option agreement, Dr. Qu entered into share pledging agreements with HSBC and JAFCO under which he pledged 1,912,766 and 987,234 of our common shares to HSBC and JAFCO, respectively, as continuing collateral security for his obligations under the put option agreement.
               Retained Earnings
        Upon the conversion of the convertible notes into our common shares, HSBC and JAFCO acknowledged and agreed that Dr. Qu’s right to our retained earnings as of February 28, 2006 under the convertible notes would remain in effect. In July 2006, HSBC, JAFCO and Dr. Qu agreed that all of the rights and obligations of the parties with respect to our retained earnings as of February 28, 2006 were fully satisfied and discharged upon the completion of the following actions in July 2006: (i) the transfer to Dr. Qu of 30,761 and 15,877 common shares from HSBC and JAFCO, respectively; and (ii) the issuance under our Share Incentive Plan of (a) 50,000 restricted shares and (b) options to purchase 20,000 common shares at an exercise price of US$10.00 per Common Share, both with vesting periods of four years from the date of grant, to Ms. Hanbing Zhang the wife of Dr. Qu.
Investment Agreement
        In connection with our issuance and sale of convertible notes, we entered into an investment agreement, dated November 30, 2005, with HSBC, JAFCO and our founder, Dr. Qu. Under the investment agreement, HSBC and JAFCO have been granted certain rights, including with respect to any proposed share transfers by Dr. Qu, including the right of first refusal to purchase such shares and the right of co-sale to sell their shares alongside the proposed share transfer. In addition, they have preemptive rights with respect to any issuance of new securities by us with certain exceptions. These rights do not apply to this offering, and the Investment Agreement will terminate automatically upon the completion of this offering.
        In October 2006, ATS entered into a joinder agreement to the investment agreement with us, Dr. Qu, HSBC and JAFCO. Under the joinder agreement, ATS was granted certain rights, including with respect to any proposed share transfers by Dr. Qu, including the right of first refusal to purchase such shares and the right of co-sale to sell its shares alongside the proposed share transfer. In addition, ATS has preemptive rights with respect to any issuance of new securities by us with certain exceptions. These rights do not apply to this offering, and the joinder agreement will terminate along with the investment agreement automatically upon the completion of this offering. ATS was also granted observer status on the board of directors, which will terminate upon the completion of this offering, and would have had the right to appoint a director to serve on our board of directors if (x) this offering were not completed by March 31, 2007, and (y) HSBC were no longer our shareholder.
Registration Rights Agreements
        We have granted HSBC and JAFCO customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. For a detailed description of the registration rights, see “Description of Share Capital — Registration Rights.” The registration rights of HSBC and JAFCO will remain in effect after the completion of this offering.
        We have also granted ATS customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. For a detailed description of the registration rights, see “Description of Share Capital — Registration Rights.” The registration rights of ATS will remain in effect after the completion of this offering.
Consultancy Agreements
        Prior to December 2005, we paid Dr. Qu, our chairman and chief executive officer, compensation for his services in the form of consultancy fees, on a quarterly basis, to a consulting company owned by him. The consultancy agreement was non-written and provided for consultancy fees to be paid to Dr. Qu in return for the project consulting, general management and technology services that he provided to us. We terminated the consulting agreement with Dr. Qu in November 2005. In 2003, 2004 and 2005, we paid consulting fees to Dr. Qu’s consulting company in the amount of $79,172, $152,430 and $172,298, respectively. As of December 31, 2005 and June 30, 2006, the consulting fees due to Dr. Qu were $184,643 and $192,689, respectively.
        In addition, we paid consultancy fees pursuant to a non-written agreement, on a monthly basis, to a consulting company owned by Robert Patterson, our vice president of corporate and products development and general manager of Canadian operations, prior to his joining us as an officer in January 2006. Under the agreement, Mr. Patterson provided project consulting services to us, in particular in connection with our large-scale CIDA projects, for 40 hours per month with a minimum retainer of C$2,000 per month. For additional work beyond the initial period and minimum retainer, Mr. Patterson was paid on an hourly basis. We terminated the consulting agreement with Mr. Patterson in December 2005. In 2003, 2004 and 2005, we

paid consulting fees to Mr. Patterson’s consulting company in the amount of $48,054, $29,624 and $60,495. As of December 31, 2005, the consulting fees due to Mr. Patterson were $33,460. We paid all outstanding amounts in the first quarter of 2006.
Shareholder Loans
        Dr. Shawn Qu, our chief executive officer and controlling shareholder, made loans to us from time to time. These loans are unsecured, interest free and have no fixed repayment term. As of December 31, 2004, 2005 and June 30, 2006, such loans amounted to $141,359, $213,062 and $107,882, respectively. No such loans were outstanding as of December 31, 2003.
Guarantees and Share Pledges
        As required under the subscription agreement, Dr. Qu guaranteed the performance of our obligations in connection with the convertible notes issued to HSBC and JAFCO. Dr. Qu also entered into share pledge agreements whereby he agreed to mortgage, charge and assign by way of a first legal mortgage 755,789 common shares to HSBC and 377,895 common shares to JAFCO as a continuing security for the due and punctual performance and observance by us of our obligations under the subscription agreement. The share pledges were irrevocably and unconditionally released by HSBC and JAFCO in March 2006 in connection with the second tranche subscription and per the terms of the subscription agreement.
        In September 2005, Dr. Qu guaranteed the performance of our obligations in connection with a $1.3 million promissory note that we issued to ATS in September 2005. He also entered into a share pledge agreement with ATS whereby he pledged 200,000 common shares to ATS as security for our performance of our obligations under this promissory note. The ATS promissory note is secured and interest-bearing pursuant to the underlying security agreement between us and ATS. The sum of the principal, together with interest calculated semi-annually at the interest rate published from time to time by a major Canadian chartered bank, is repayable on demand. The outstanding balances of the loan as of December 31, 2005 and June 30, 2006 were, $1.3 million and $1.3 million, respectively. Interest of $21,726 and $49,919 was paid or payable for 2005 and the first six months of 2006, respectively.
        In August 2004, Dr. Shawn Qu provided a guarantee for a C$500,000 revolving loan facility given by the Royal Bank of Canada to us for working capital purposes. As of December 31, 2005 and June 30, 2006, we did not have any outstanding obligation under this facility.
Employment Agreements
        See “Management — Employment Agreements.”
Equity Incentive Plan
        See “Management — 2006 Equity Incentive Plan.”

CHINESE GOVERNMENT REGULATIONS
        This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
Renewable Energy Law and Other Government Directives
        In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.
        The law also sets forth the national policy to encourage the installation and use of solar energy water-heating system, solar energy heating and cooling system, solar photovoltaic system and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives of the Renewable Energy Law. These directives set forth specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the renewable energy law.
        China’s Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005, which sets forth specific measures to conserve energy resources.
Environmental Regulations
        We believe that our manufacturing processes do not generate any material levels of noise, waste water, gaseous wastes and other industrial wastes and believe that our manufacturing processes are environmentally benign. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.
Restriction on Foreign Businesses
        The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 1, 2005). Under the regulation, the solar power business belongs to permitted foreign investment industry.
Tax
        PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax at the rate of 30% on taxable income and local income tax at the rate of 3% of taxable income. The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises such as a two-year exemption from enterprise income tax for their first two profitable years of operation and thereafter a 50% tax deduction for the subsequent three years for manufacturing companies with operation terms of more than ten years.
        Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.
Foreign Currency Exchange
        Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;
        Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE.
        Under the Administration Rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies only at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.
Dividend Distribution
        The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.
        Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

DESCRIPTION OF SHARE CAPITAL
        We are a Canadian corporation, and our affairs are governed by our articles of incorporation, as amended from time to time, bylaws as effective from time to time, and the Canada Business Corporations Act, which is referred to as the CBCA below.
        As of the date of this prospectus, our authorized share capital consists of an unlimited number of common shares. As of the date of this prospectus, 20,970,000 common shares were issued and outstanding.
        The following summary description of our share capital does not purport to be complete and is qualified in its entirety by reference to our articles of continuance as amended and the amended bylaws that we intend to adopt effective upon the completion of this offering. If you would like more information on our common shares, you should review our articles and bylaws, which we have filed as an exhibit to the registration statement that includes this prospectus, and the CBCA.
Common Shares
               General
        All of our common shares are fully paid and non-assessable. Our common shares are issued in registered form and may or may not be certificated although every shareholder is entitled at their option to a share certificate that complies with the CBCA. There are no limitations on the rights of shareholders who are not residents of Canada to hold and vote common shares.
               Dividends
        Holders of our common shares are entitled to receive, from funds legally available therefor, dividends when and as declared by the board of directors. The CBCA restricts the directors’ ability to declare, and our ability to pay, dividends by requiring that certain solvency tests be satisfied at the time of such declaration and payment. See “— Shareholders’ Rights — Sources of Dividends.”
               Voting Rights
        Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote.
               Liquidation
        With respect to a distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets for the purposes of winding up our affairs, assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis.
               Variations of Rights of Shares
        All or any of the rights attached to our common shares, or any other class of shares duly authorized may, subject to the provisions of the CBCA, be varied either with the unanimous written consent of the holders of the issued shares of that class or by a special resolution passed at a meeting of the holders of the shares of that class.
               Preferred Shares
        After the closing of this offering, our board of directors will have the authority, without shareholder approval, to issue an unlimited number of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our common shares. We have no current plan to issue any preferred shares.
Transfer Agent and Registrar
        The Bank of New York is the transfer agent and registrar for our common shares. The Bank of New York’s address is One Wall Street, New York, New York 10286.
Shareholders’ Rights
        The CBCA and our articles of continuance and bylaws govern us and our relations with our shareholders. The following is a summary of certain rights of holders of our common shares under the CBCA. This summary is not intended to be complete and is qualified in its entirety by reference to our articles of continuance and bylaws.
               Stated Objects or Purposes
        Our articles of continuance do not contain any stated objects or purposes and do not place any limitations on the business that we may carry on.
               Shareholder Meetings
        We must hold an annual meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual meeting or later than six months after the end of our preceding financial year. A meeting of our shareholders may be held at a place within Canada determined by our directors or, if determined by our directors, in New York, New York, United States of America, Los Angeles, California, United States of America, London, England, the Hong Kong Special Administrative Region of The People’s Republic of China or Shanghai, The People’s Republic of China.
        Voting at any meeting of shareholders is by show of hands unless a poll or ballot is demanded. A poll or ballot may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.
        A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution at a meeting at which a quorum is present. An ordinary resolution is a resolution passed by not less than a simple majority of the votes cast by the shareholders entitled to vote on the resolution at a meeting at which a quorum is present.
               Notice of Meeting of Shareholders
        Our bylaws provide that written notice stating the place, day and time of a shareholder meeting and the purpose for which the meeting is called, shall be delivered not less than 21 days nor more than 60 days before the date of the meeting.
               Quorum
        Under the CBCA, unless a corporation’s bylaws provide otherwise, a quorum is present at a meeting of the shareholders, irrespective of the number of shareholders actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. Our bylaws provide that a quorum shall be at least two shareholders entitled to vote at the meeting represented in person or by proxy and holding at least one-third of our total issued and outstanding common shares.
               Record Date for Notice of Meeting of Shareholders
        The directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than

60 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held. If a record date is fixed, notice thereof shall be given, not less than seven days before the date so fixed by newspaper advertisement in the manner provided by the CBCA and by written notice to each stock exchange in Canada on which our shares are listed for trading.
               Ability to Requisition Special Meetings of the Shareholders
        The CBCA provides that the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may give notice to the directors requiring them to call a meeting.
               Shareholder Proposals
        A shareholder entitled to vote at a meeting of shareholders who has held common shares with a fair market value of at least C$2,000 for at least six months may submit to the corporation notice of a proposal and discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal. A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five percent of the shares entitled to vote at the meeting to which the proposal is to be presented. This requirement does not preclude nominations being made at a meeting of shareholders. The proposal must be submitted to the corporation at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders in connection with the last annual meeting.
               Vote Required for Extraordinary Transactions
        Under the CBCA, certain extraordinary corporate actions are required to be approved by special resolution. Such extraordinary corporate actions include:

•	amendments to articles;

•	arrangements;

•	amalgamations other than amalgamations involving a holding body corporate, one or more wholly owned subsidiaries and/or one or more sister corporations;

•	continuances under the laws of another jurisdiction;

•	voluntary dissolutions; and

•	sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business.
               Related Party Transactions
        The CBCA does not prohibit related party transactions.
               Dissent Rights
        The CBCA provides that shareholders of a corporation are entitled to exercise dissent rights and demand payment of the fair value of their shares in certain circumstances. For this purpose, there is no distinction between listed and unlisted shares. Dissent rights exist when a corporation resolves to:

•	amalgamate with a corporation other than a holding body corporate, one or more wholly owned subsidiaries and/or one or more sister corporations;

•	amend the corporation’s articles of incorporation to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

•	amend the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

•	continue under the laws of another jurisdiction;

•	sell, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; or

•	carry out a going-private or squeeze-out transaction.
        In addition, a court order in connection with an arrangement proposed by the corporation may permit shareholders to dissent if the arrangement is adopted.
        However, a shareholder is not entitled to dissent if an amendment to the articles of incorporation is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.
               Action by Written Consent
        Under the CBCA, shareholders can take action by written resolution and without a meeting only if all shareholders sign the written resolution.
Directors
               Number of Directors and Election
        Under the CBCA the number of directors of a corporation must be specified in the corporation’s articles. The articles may provide for a minimum and maximum number of directors.
        Our articles of incorporation provide that the number of directors will not be less than three or more than ten. Our board of directors currently consists of five directors.
        Shareholders of a corporation governed by the CBCA elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.
               Director Qualifications
        Under the CBCA, at least 25% of the directors must be Canadian residents. A director must not be:

•	under eighteen years of age;

•	adjudicated as mentally unsound;

•	a person that is not an individual; or

•	a person who has the status of a bankrupt.
               Removal of Directors; Staggered Term
        Under the CBCA, a corporation’s shareholders may remove any director before the expiration of his or her term of office and may elect any qualified person in such director’s stead for the remainder of such term by ordinary resolution.
        Under the CBCA, directors may be elected for a term expiring not later than the third annual meeting of shareholders following the election. If no term is specified, a director’s term expires at the next annual meeting of shareholders. A director may be nominated for re-election to the board of directors at the end of the director’s term.
               Vacancies on the Board of Directors
        Under the CBCA, vacancies that exist on the board of directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles, may be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.
               Limitation of Personal Liability of Directors and Officers
        Under the CBCA, in exercising their powers and discharging their duties, directors and officers must act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the corporation’s articles, bylaws, resolutions or contracts can relieve a director or officer from the duty to act in accordance with the CBCA or relieve a director from liability for a breach thereof. However, a director will not be liable for breaching his or her duty to act in accordance with the CBCA if the director relied in good faith on:

•	financial statements represented to him by an officer or in a written report of the auditor to present fairly the financial position of the corporation in accordance with generally accepted accounting principles; or

•	a report of a person whose profession lends credibility to a statement made by such person.
               Indemnification of Directors and Officers
        Under the CBCA and pursuant to our bylaws, we may indemnify any present or former director or officer or an individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. In order to qualify for indemnification such director or officers must:

•	have acted honestly and in good faith with a view to the best interests of the corporation; and

•	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his or her conduct was lawful.
        Indemnification will be provided to an eligible director or officer who meets both these tests and was substantially successful on the merits in his or her defense of the action.
        A director or officer is entitled to indemnification from us as a matter of right if he or she is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.
               Sources of Dividends
        Dividends may be declared at the discretion of the board of directors. Under the CBCA, the directors may not declare, and we may not pay, pay dividends if there are reasonable grounds for believing that (i) we are, or would after such payment be unable to pay our liabilities as they become due or (ii) the realizable value of our assets would be less than the aggregate of our liabilities and of our stated capital of all classes of shares.
               Amendments to the Bylaws
        The directors may by resolution make, amend or repeal any bylaw unless the articles or bylaws provide otherwise. Our articles and bylaws do not restrict the power of our directors to make, amend or repeal bylaws. When the directors make, amend or repeal a bylaw, they are required under the CBCA to submit the change to the shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the bylaw, amendment or repeal by ordinary resolution.

               Interested Directors Transactions
        Under the CBCA, if a director or officer has a material interest in a material contract or transaction, the director generally may not vote on any resolution to approve the contract or transaction, but the contract is not void or voidable by reason only of the relationship if such interest is disclosed in accordance with the requirements set out in the CBCA, the contract is approved by the other directors or by the shareholders and the contract was fair and reasonable to the corporation at the time it was approved.
        Where a director or officer has an interest in a material contract or transaction or a proposed material contract or transaction that, in the ordinary course of the corporation’s business, would not require approval by the directors or shareholders, the interested director or officer shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors, the nature and the extent of the interest forthwith after the director or officer becomes aware of the contract or transaction or proposed contract or transaction.
               Committees
        Under the CBCA, directors of a corporation may appoint from their number a committee of directors and delegate to such committee certain powers of the directors.
               Derivative Actions
        Under the CBCA, a complainant (as defined below) may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or to intervene in an existing action to which such body corporate is a party for the purpose of prosecuting, defending or discontinuing the action. A complainant includes a present or former shareholder, a present or former officer or director of the corporation or any of its affiliates, or any other person who in the discretion of the court is a proper person to make such an application. Under the CBCA, no action may be brought and no intervention in an action may be made unless the complainant has given 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court. The court must be satisfied that:

•	the complainant is acting in good faith; and

•	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.
        Under the CBCA, the court in a derivative action may make any order it thinks fit, including orders pertaining to the conduct of the action, the making of payments to former and present shareholders and payment of reasonable legal fees incurred by the complainant.
               Oppression Remedy
        The CBCA provides an oppression remedy that enables a court to make any order it thinks fit to rectify the matters complained of, if the court is satisfied upon application of a complainant (as defined below) that:

•	any act or omission of the corporation or any of its affiliates effects a result;

•	the business or affairs of the corporation or any of its affiliates are or have been conducted in a manner; or

•	the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

        A complainant for this purpose includes a present or former shareholder, a present or former officer or director of the corporation or any of its affiliates, the Director appointed under the CBCA and any other person who in the discretion of the court is a proper person to make such an application.
        The exercise of the court’s jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim costs of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint.
               Inspection of Books and Records
        Under the CBCA, shareholders and the creditors of the corporation and, their personal representatives may examine, free of charge during normal business hours:

•	the articles, bylaws and all amendments thereto, of the corporation;

•	the minutes and resolutions of shareholders:

•	copies of all notices of directors filed under the CBCA; and

•	the securities register of the corporation.
        All shareholders of the corporation may request a copy of the articles, bylaws and all amendments thereto free of charge.
Exchange Controls
        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends or similar payments to non-resident holders of our common shares, except as described under “Taxation — Material Canadian Income Tax Considerations.”
History of Securities Issuances
        The following is a summary of our securities issuances during the past three years.
               Common Shares
        In October 2001, we issued 1,000,000 common shares to our founder, chairman, president and chief executive officer, Dr. Shawn Qu. In November 2005, we subdivided our shares such that the 1,000,000 common shares then outstanding became 5,668,421 common shares. In July 2006, in connection with the conversion of convertible notes held by HSBC and JAFCO described under “— Convertible Notes” below, we further subdivided our shares on a one to 1.168130772 basis. Immediately after the share split, Dr. Qu held 6,621,457 common shares. In October 2006, we further subdivided our shares on a one to 2.33 basis.
               Convertible Notes
        In November 2005, we issued convertible notes in the aggregate principal amount of $8.1 million to HSBC and JAFCO pursuant to a subscription agreement. We issued HSBC and JAFCO convertible notes in the aggregate principal amount of $3.65 million in March 2006 as part of a second tranche subscription and HSBC’s and JAFCO’s option to purchase additional convertible notes under the subscription agreement. The notes were repayable (i) on the third anniversary of their issuance date or (ii) upon the occurrence of an event of default, whichever occurs earlier. The notes were convertible into our common shares at the option of the note holders at any time. The notes were automatically convertible into our common shares at the then effective conversion price upon written approval by note holders holding more than 75% of the aggregate principal amount of convertible notes subscribed for by HSBC and JAFCO or upon the completion of this offering. The first tranche and second tranche notes of both HSBC and JAFCO were converted into our common shares in July 2006. After the conversion and an immediate one to 1.168130772 share split in connection therewith, HSBC and JAFCO held 1,568,826 and 809,717 common shares respectively.
Registration Rights
        We have granted registration rights to HSBC and JAFCO in connection with their subscription for the notes in November 2005. Set forth below is a description of the registration rights granted to HSBC and JAFCO.
        Demand Registration Rights. At any time commencing six months after this offering, holders of at least 25% of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. However, we are not obligated to effect any such demand registration if we have within the twelve month period preceding the demand already effected two or more demand registrations or Form F-3 or S-3 registrations. We have the right to defer the filing of a registration statement for up to 120 days if our board of directors determines in good faith that there is a valid business reason to delay the filing. We are not obligated to effect such demand registrations on more than three occasions.
        Form F-3 Registration Rights. Upon our becoming eligible to use Form F-3 or S-3, holders of at least 75% of the registrable securities have the right to request that we file a registration statement under Form F-3 or S-3 if the aggregate amount of securities to be sold under the registration statement is not less than $1.0 million. Such requests for registrations are not counted as demand registrations.
        Piggyback Registration Rights. If we propose to file a registration statement with respect to an offering for our own account or for the account of any person that is not a holder of registrable securities, we must offer holders of registrable securities the opportunity to include their securities in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8, or a registration statement in connection with any demand or Form F-3 registration initiated by the holder(s) of registrable securities. Such requests for registrations are not counted as demand registrations.
        Expenses of Registration. We will pay all expenses relating to any demand, piggyback or Form F-3 registration, except that holders of registrable securities shall bear the expense of any underwriting discounts or commission relating to registration and sale of their shares.
        In October 2006, we also granted registration rights to ATS. The registration rights granted to ATS are substantially similar as that granted to HSBC and JAFCO as described above, except that we are not obligated to effect a demand registration of ATS on more than two occasions.

SHARES ELIGIBLE FOR FUTURE SALE
        The common shares being offered in this offering represent approximately 28.24% of our common shares in issue. All of the common shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices of our common shares. Prior to this offering, there has been no public market for our common shares, and although our application to have the common shares to be listed on the Nasdaq Global Market has been approved, we cannot assure you that a regular trading market for our common shares will develop.
Lock-up Agreements
        Each of the selling shareholders, our directors, executive officers and our other existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our common shares, or any securities convertible into or exchangeable or exercisable for our common shares, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the common shares held by the selling shareholders, our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.
        The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, the selling shareholders, directors and executive officers and the other shareholders of our company, such extension is waived by the representatives on behalf of the underwriters. See “Underwriting.”
Rule 144
        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our common shares then outstanding which will equal approximately 272,700 common shares immediately after this offering; or

•	the average weekly reported trading volume of our common shares on the Nasdaq Global Market during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.
        Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.
Rule 144(k)
        Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the common shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701
        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased common shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Registration Rights
        Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION
        The following summary of the material Canadian and United States federal tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under U.S., state, local and other tax laws. To the extent that the discussion relates to matters of Canadian tax law, it represents the opinion of WeirFoulds LLP, our Canadian counsel.
Material Canadian Federal Tax Considerations
               General
        The following summary is of the material Canadian federal tax implications applicable to a holder (a “US Holder”) who acquires common shares of CSI (the “Common Shares”) pursuant to this offering and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (i) has not been, is not and will not be resident (or deemed resident) in Canada at any time while such US Holder has held or holds the Common Shares; (ii) holds the Common Shares as capital property; (iii) deals at arm’s length with and is not affiliated with CSI; (iv) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada; (v) did not acquire the Common Shares in respect of, in the course of or by virtue of employment with our company; (vi) is not a financial institution, specified financial institution, partnership or trust as defined in the Canadian Tax Act; (vii) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Convention”); and (viii) has not, does not and will not have a fixed base or permanent establishment in Canada within the meaning of the Convention at any time while such US Holder has held or holds the Common Shares. Special rules, which are not addressed in this summary, may apply to a US Holder that is a “registered non-resident insurer” or “authorized foreign bank”, as defined in the Canadian Tax Act, carrying on business in Canada and elsewhere.
        The current published policy of the Canada Revenue Agency (the “CRA”) is that certain entities (including most limited liability companies) that are treated as being fiscally transparent for United States federal income tax purposes will not qualify as residents of the United States for purposes of the Convention.
        This summary is based on the current provisions of the Canadian Tax Act, and the regulations thereunder, the Convention, and counsel’s understanding of the published administrative practices and policies of the CRA, all in effect as of the date of this Prospectus. This summary takes into account all specific proposals to amend the Canadian Tax Act or the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus. No assurances can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all potential Canadian federal tax consequences to a US Holder and does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal tax considerations described herein.
        TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR SITUATION. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL TAX CONSEQUENCES, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE DIRECTED AT ANY PARTICULAR PROSPECTIVE PURCHASER OF COMMON SHARES. ACCORDINGLY, PROSPECTIVE PURCHASERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE CANADIAN FEDERAL TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN COMMON SHARES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

               Dividends
        Amounts paid or credited, or deemed under the Canadian Tax Act to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a US Holder that is a beneficial owner of Common Shares will be subject to Canadian non-resident withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a US Holder that is a beneficial owner of Common Shares and is a company for purposes of the Convention that owns at least 10% of the voting shares of CSI at the time the dividend is paid or deemed to be paid. Under the Convention, dividends paid or credited to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in the United States and that have complied with certain administrative procedures may be exempt from Canadian withholding tax.
               Disposition of Our Common Shares
        A US Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of the Common Shares unless, at the time of disposition, the Common Shares constitute “taxable Canadian property” of the US Holder for the purposes of the Canadian Tax Act. The Common Shares will not constitute “taxable Canadian property” to a US Holder provided that (i) the Common Shares are, at the time of disposition, listed on a prescribed stock exchange for purposes of the Canadian Tax Act (which currently includes Nasdaq); and (ii) at no time during the 60-month period immediately preceding the disposition of the Common Shares did the US Holder, persons with whom the US Holder did not deal at arm’s length, or the US Holder together with such persons, own 25% or more of the issued shares of any class or series of the capital stock of CSI. Provided the Common Shares are listed on Nasdaq or another prescribed stock exchange at the time of a disposition thereof, the preclearance provisions of the Canadian Tax Act will not apply to the disposition.
        Pursuant to the Convention, even if the Common Shares constitute “taxable Canadian property” of a particular US Holder, any capital gain realized on the disposition of the Common Shares by the US Holder generally will be exempt from tax under the Canadian Tax Act, unless, at the time of disposition, the Common Shares derive their value principally from real property situated in Canada within the meaning of the Convention.
United States Federal Taxation
        The following discussion describes the material U.S. federal income and estate tax consequences to U.S. Holders (defined below) under present law of an investment in our common shares. This summary applies only to investors that hold our common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
        The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding common shares through partnerships or other pass-through entities.
        PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.
        The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
        If you are a partner in partnership or other entity taxable as a partnership that holds common shares, your tax treatment will depend on your status and the activities of the partnership.
               Taxation of Dividends and Other Distributions on the Common shares
        Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the common shares (including any Canadian Taxes withheld therefrom) will be included in your gross income as foreign source ordinary dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
        With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) you are not under an obligation to make related payments with respect to positions in substantially similar or related property. Under Internal Revenue Service authority, common shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our common shares are expected to be. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.
        Subject to certain limitations, Canadian taxes withheld from a distribution will be eligible for credit against your U.S. federal income tax liability. If a refund of the tax withheld is available to you under the laws of Canada or under the Canada-United States Income Tax Convention (1980), the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares should constitute “passive income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. If you do not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year, you may instead claim an itemized deduction for all foreign taxes paid in that taxable year.
               Taxation of Disposition of Shares
        Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to certain exceptions and limitations.
               Passive Foreign Investment Company
        We do not expect to be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for our current taxable year ending December 31, 2006, and we expect to operate in such a manner so as not to become a PFIC in future taxable years. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of our common shares in this offering and the expected price of our common shares following the offering. However, our actual PFIC status for any taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
        We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
        We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we are a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares unless we cease to be a PFIC and you take certain action to purge the PFIC taint with respect to your common shares. In particular, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares.
        If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
        The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.
        We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.
        Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable gains rate would not apply.
        The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Market, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will be listed on the Nasdaq Global Market and, consequently, if you are a holder of common shares the mark-to-market election would be available to you were we to be a PFIC.

        If you hold common shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.
        You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in common shares.
               Estate Tax
        An individual shareholder or resident of the United States for U.S. federal estate tax purposes will have the value of the common shares held by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays estate tax with respect to the common shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal tax liability, subject to a number of conditions and limitations.
               Information Reporting and Backup Withholding
        Dividend payments with respect to common shares and proceeds from the sale, exchange or redemption of common shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING
General
        Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Deutsche Bank Securities Inc. and Lehman Brothers Inc. are acting as representatives, has severally agreed to purchase from us and the selling shareholders the number of common shares shown opposite its name below:

Number of
Underwriter	Common Shares

Deutsche Bank Securities Inc.	3,080,000
Lehman Brothers Inc.	3,080,000
CIBC World Markets Corp.	889,350
Piper Jaffray & Co.	650,650

Total	7,700,000

        The underwriting agreement provides that the underwriters’ obligations to purchase common shares depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the common shares hereby (other than those common shares covered by the option to purchase additional shares as described below), if any of the common shares are purchased;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Option to Purchase Additional Shares
        We and the selling shareholders have granted to the underwriters an option to purchase up to 1,155,000 additional common shares, exercisable in the event the underwriters sell more than 7,700,000 common shares in connection with this offering, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional common shares proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we and the selling shareholders will be obligated to sell the additional common shares to the underwriters.
Commissions and Expenses
        The following table summarizes the underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the common shares from us and the selling shareholders.

			Total

	Per Common Share		No Exercise		Full Exercise

Paid by us	US$	1.05	US$	6,615,000	US$	7,350,000
Paid by selling shareholders	US$	1.05	US$	1,470,000	US$	1,947,750

        The representatives have advised us that the underwriters propose to offer the common shares directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $0.63 per common share. After the offering, the representatives may change the offering price and other selling terms.
Lock-up Agreements
        We, the selling shareholders, all of our directors and executive offers, and the other shareholders of our company have agreed that, without the prior written consent of Deutsche Bank Securities Inc. and Lehman Brothers Inc., other than the common shares sold in this offering, we and they will not, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common shares (including without limitation, common shares that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the Securities and Exchange Commission and common shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for any of our common shares, (2) enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of our common shares or securities convertible, exercisable or exchangeable into our common shares or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days from the date of this prospectus. The foregoing restrictions will not apply to any of the common shares to be sold in this offering. In addition, in respect of ATS, the foregoing restrictions will not apply to (i) transfers to ATS’s affiliates or to Photowatt Technologies Inc. or its affiliates, (ii) any of our common shares acquired in the open market or (iii) participation in any tender offer involving our common shares. In addition, in the case of Shawn (Xiaohua) Qu, the foregoing restrictions will not apply to pre-existing pledges of common shares as of the date of this prospectus as disclosed in the prospectus relating to this offering, and any enforcement of such pledges.
        The 180-day restricted period described in the preceding paragraph will be extended if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the announcement of the material news or the occurrence of a material event, unless such extension is waived by Deutsche Bank Securities Inc. and Lehman Brothers Inc.
        Deutsche Bank Securities Inc. and Lehman Brothers Inc., in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with our without notice. When determining whether or not to release the common shares or other securities from the lock-up agreements, Deutsche Bank Securities Inc. and Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common shares or other securities for which the release is being requested and market conditions at the time.
Offering Price Determination
        Prior to this offering, there has been no public market for our common shares. The initial public offering price will be negotiated between the representatives and us and the selling shareholders. In determining the initial public offering price of our common shares, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.
Indemnification
        We and the selling shareholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common shares, in accordance with Regulation M under the Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common in excess of the number of common shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares involved in the sales made by the underwriters in excess of the numbers of common shares they are obligated to purchase is not greater than the number of common shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of common shares involved is greater than the number of common shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing common shares in the open market. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.
        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Stamp Taxes
        If you purchase the common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Directed Share Program
        At our request, the underwriters have reserved for sale at the initial public offering price up to 385,000 common shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of common shares available for sale to the general public will be reduced to the extent such persons purchase such reserved common shares. Any reserved common shares not so purchased will be offered by the underwriters to the general public on the same basis as the other common shares offered hereby.
Electronic Distribution
        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
        Other than the prospectus in electronic format, the information or any underwriter’s website and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied on by investors in deciding whether to purchase any common shares.
Nasdaq Global Market
        Our common shares have been approved for listing on the Nasdaq Global Market under the symbol “CSIQ.”
Discretionary Sales
        The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of common shares offered by them.
Relationships
        The underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.
Foreign Securities Laws Restrictions
        The common shares have not been and will not be qualified for sale to the public under applicable Canadian securities laws. The common shares may not be offered or sold, and the underwriters have agreed not to offer or sell the common shares, directly or indirectly, in Canada or to or for the benefit of any person in Canada, except in compliance with applicable Canadian securities laws. Any resale of the common shares in Canada, or to or by residents of Canada, must be made in accordance with, or pursuant to an exemption from, the registration and prospectus requirements of applicable Canadian securities laws and will be subject to restrictions on resale under these laws.
        Prior to the expiry of a period of six months from the closing date of this offering, no common shares may be offered or sold, as the case may be, to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, or the Regulations. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received in connection with the issue or sale of any common shares may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA, does not apply to us. All applicable provisions of the Regulations and of the FSMA with respect to anything done in relation to the common shares in, from or otherwise involving the United Kingdom must be complied with.
        The common shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant laws and regulations of Japan.
        The common shares may not be offered or sold, and will not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the common shares, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.
        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State the underwriters have not made and may not make an offer of common shares to the public in that Member State, except that the underwriters may, with effect from and including such date, make an offer of common shares to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an “offer of common shares to the public” in relation to any common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in that Member State.
        Any common shares that are offered, as part of their initial distribution or by way of re-offering, in The Netherlands shall, in order to comply with the Netherlands Securities Market Supervision Act 1995, only be offered, and such an offer shall only be announced in writing (whether electronically or otherwise), to individuals or legal entities in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities) (together, “Professional Investors”), provided that in the offer and in any documents or advertisements in which a forthcoming offering of common shares is publicly announced (whether electronically or otherwise) it is stated that such offer is and will be exclusively made to such Professional Investors.
        The offering of the common shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the common shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the common shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and, provided, however, that any such offer, sale, or delivery of the common shares or distribution of copies of this prospectus or any other document relating to the common shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (or the Banking Law Consolidated Act) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.
        This prospectus does not constitute a public offer of the common shares, whether by way of sale or subscription, in the People’s Republic of China. The common shares may not be offered or sold, directly or indirectly, in the People’s Republic of China. For the purposes of this paragraph, the People’s Republic of China excludes Hong Kong, Macau and Taiwan.
        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. The common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATED TO THIS OFFERING
        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of common shares by us and the selling shareholders. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC registration fee	$14,213
Nasdaq Global Market listing fee	100,000
National Association of Securities Dealers, Inc. filing fee	13,783
Printing and engraving expenses	210,000
Legal fees and expenses	1,600,000
Accounting fees and expenses	1,660,000
Tax advisory fees	310,000
Miscellaneous	750,000
Total	$4,657,996

LEGAL MATTERS
        Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the common shares offered in this offering and certain other legal matters as to Canadian law will be passed upon for us by WeirFoulds LLP. Certain legal matters as to Canadian law will be passed upon for the underwriters by Davies Ward Phillips & Vineberg LLP. Legal matters as to PRC law will be passed upon for us by Chen & Co. Law Firm and for the underwriters by Haiwen & Partners. Latham & Watkins LLP may rely upon WeirFoulds LLP with respect to matters governed by Canadian law and Chen & Co. Law Firm with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Davies Ward Phillips & Vineberg LLP with respect to matters governed by Canadian law and Haiwen & Partners with respect to matters governed by PRC law.
EXPERTS
        The financial statements as of December 31, 2005, 2004 and 2003 and June 30, 2006, and for each of the three years in the period ended December 31, 2005 and for the six month period ended June 30, 2006, included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
        The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/ F Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to the common shares , to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our common shares.
        Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.
        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to publish our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

CANADIAN SOLAR INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003, 2004 and 2005 and June 30, 2006	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and the Six-month Period Ended June 30, 2005 (Unaudited) and 2006	F-4
Consolidated Statements of Stockholder’s Equity and Comprehensive Income for the Years Ended December 31, 2003, 2004 and 2005 and the Six-month Period Ended June 30, 2006	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and the Six-month Period Ended June 30, 2005 (Unaudited) and 2006	F-6
Notes to the Consolidated Financial Statements	F-7
Schedule 1	F-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholder of
Canadian Solar Inc.:
        We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and its subsidiaries (the “Company”) as of December 31, 2003, 2004 and 2005 and June 30, 2006, and the related consolidated statements of operations, stockholder’s equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005, and the six-month period ended June 30, 2006, and related financial schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedule based on our audits.
        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, 2004 and 2005 and June 30, 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 and the six-month period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China

October 23, 2006

CANADIAN SOLAR INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	December	December	December	June 30,	June 30,
	31, 2003	31, 2004	31, 2005	2006	2006

	$	$	$	$	$
					(Pro Forma)
					(unaudited)
					(note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,879,083	2,058,679	6,279,795	10,681,975
Restricted cash	26,581	26,581	111,785	759,216
Accounts receivable, net of allowance for doubtful accounts of $93,178, $117,685, $117,685 and $Nil on December 31, 2003, December 31, 2004, December 31, 2005 and June 30, 2006	257,114	635,679	2,067,162	6,134,414
Inventories	312,960	2,397,477	12,162,588	26,398,480
Value added tax recoverable	142,312	21,602	814,808	1,272,415
Advances to suppliers	80,827	370,257	4,739,592	9,114,504
Other current assets	76,118	95,279	163,178	428,848
Deferred tax assets	19,573	55,200	93,932	404,352

Total current assets	2,794,568	5,660,754	26,432,840	55,194,204
Property, plant and equipment, net	243,560	453,044	931,958	1,238,785
Intangible assets	—	—	—	30,892
Deferred Listing expenses	—	—	—	830,061
Deferred tax assets (non-current)	15,349	31,194	65,219	211,255

TOTAL ASSETS	3,053,477	6,144,992	27,430,017	57,505,197

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Short-term borrowing	—	—	1,300,000	14,298,023	14,298,023
Accounts payable	426,461	823,645	4,305,911	7,577,848	7,577,848
Other payable	398,268	302,421	891,859	779,874	779,874
Advances from suppliers and customers	17,602	273,231	2,822,917	7,320,585	7,320,585
Accrued payroll and welfare	24,769	147,726	199,128	250,215	250,215
Income tax payable	118,926	407,358	913,962	659,160	659,160
Other tax payable	122,100	493,853	551,690	822,666	822,666
Amounts due to related parties	93,043	189,423	431,164	300,571	300,571
Deferred tax liabilities	—	55,716	59,383	5,339	5,339
Embedded derivatives related to convertible notes	—	—	3,679,000	1,000	—
Other current liabilities	—	62,665	212,149	869,547	869,547

Total current liabilities	1,201,169	2,756,038	15,367,163	32,884,828	32,883,828
Accrued warranty costs	78,896	166,581	341,032	590,277	590,277
Convertible notes	—	—	3,386,671	8,827,567	—
Financial instruments related to convertible notes	—	—	1,107,084	—	—
Other non-current liabilities (Note 13)	260,987	260,987	260,987	260,987	260,987
Deferred tax liabilities (non-current)	—	—	—	1,359,708	26,060

Total liabilities	1,541,052	3,183,606	20,462,937	43,923,367	33,761,152
Commitments and contingencies (Note 13)
Common shares — no par value: unlimited authorized shares, 15,427,995 shares issued and outstanding, as of December 31, 2003, 2004 and 2005 and June 30, 2006; 20,970,000 shares issued and outstanding on a pro forma basis, as of December 31, 2005 and June 30, 2006	210,843	210,843	210,843	210,843	10,373,058
Additional paid-in capital	—	—	—	11,005,094	11,005,094
Retained earnings	1,386,548	2,843,214	6,647,167	2,083,236	2,083,236
Accumulated other comprehensive income (loss)	(84,966)	(92,671)	109,070	282,657	282,657

Total stockholder’s equity	1,512,425	2,961,386	6,967,080	13,581,830	23,744,045

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	3,053,477	6,144,992	27,430,017	57,505,197	57,505,197

See notes to financial statements.

CANADIAN SOLAR INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars)

	Year ended	Year ended	Year ended	Six months ended	Six months ended
	December 31,	December 31,	December 31,	June 30,	June 30,
	2003	2004	2005	2005	2006

				$
	$	$	$	(Unaudited)	$
Net revenues:
Products	4,008,432	8,941,219	17,895,383	6,553,658	25,973,221
Others	104,743	743,601	428,417	428,417	67,834

Total net revenues	4,113,175	9,684,820	18,323,800	6,982,075	26,041,055
Cost of revenues:
Products	2,252,571	5,893,669	10,885,165	3,594,770	18,555,530
Others	119,743	571,522	325,713	325,713	67,834

Total cost of revenues	2,372,314	6,465,191	11,210,878	3,920,483	18,623,364

Gross profit	1,740,861	3,219,629	7,112,922	3,061,592	7,417,691

Selling expenses	38,792	268,994	157,763	67,135	528,544
General and administrative expenses	1,039,022	1,069,470	1,707,674	761,465	1,750,199
Research and development expenses	19,780	40,623	16,381	8,090	44,440

Total operating expenses	1,097,594	1,379,087	1,881,818	836,690	2,323,183

Income from operations	643,267	1,840,542	5,231,104	2,224,902	5,094,508
Interest expenses	—	—	(239,225)	—	(1,634,598)
Interest income	1,087	11,201	21,721	4,559	53,151
Loss on change in fair value of derivatives	—	—	(316,000)	—	(6,997,000)
Loss on financial instruments related to convertible notes	—	—	(263,089)	—	(1,189,500)
Other — net	9,652	(32,195)	(25,156)	(14,116)	(1,060)

Income before taxes	654,006	1,819,548	4,409,355	2,215,345	(4,674,499)
Income tax expense	(33,560)	(362,882)	(605,402)	(336,315)	110,568
Minority interests	(209,802)	—	—	—	—

Income/(Loss) before extraordinary gain	410,644	1,456,666	3,803,953	1,879,030	(4,563,931)
Extraordinary gain	350,601	—	—	—	—

Net income/(Loss)	761,245	1,456,666	3,803,953	1,879,030	(4,563,931)

Earnings/(Loss) per share — Basic and diluted
Extraordinary gain	$0.02	—	—	—	—

Net income/(Loss)	$0.05	$0.09	$0.25	$0.12	$(0.30)

Shares used in computation:
Basic and diluted	15,427,995	15,427,995	15,427,995	15,427,995	15,427,995

Pro forma earnings/(Loss) per share on an as converted basis (unaudited): (note 2)
Basic and diluted			$0.24		$(0.23)

Shares used in computation on an as converted basis (unaudited): (note 2)
Basic and diluted			15,746,366		20,109,221

See notes to financial statements.

CANADIAN SOLAR INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollars)

					Accumulated
			Additional		Other	Total	Total
			paid in	Retained	Comprehensive	Stockholder’s	Comprehensive
	Common Shares		capital	Earnings	Income (Loss)	Equity	Income

	Number	$	$	$	$	$	$
Balance at December 31, 2002	15,427,995	210,843	—	625,303	(57,275)	778,871
Net income	—	—	761,245	—	—	761,245	761,245
Foreign currency translation adjustments	—	—	—	—	(27,691)	(27,691)	(27,691)

Balance at December 31, 2003	15,427,995	210,843	—	1,386,548	(84,966)	1,512,425	733,554

Net income	—	—	1,456,666	—	—	1,456,666	1,456,666
Foreign currency translation adjustments	—	—	—	—	(7,705)	(7,705)	(7,705)

Balance at December 31, 2004	15,427,995	210,843	—	2,843,214	(92,671)	2,961,386	1,448,961

Net income	—	—	—	3,803,953	—	3,803,953	3,803,953
Foreign currency translation adjustments	—	—	—	—	201,741	201,741	201,741

Balance at December 31, 2005	15,427,995	210,843	—	6,647,167	109,070	6,967,080	4,005,694

Net loss		—		(4,563,931)	—	(4,563,931)	(4,563,931)
De-recognition of conversion option derivative liability		—	10,415,396	—	—	10,415,396	10,415,396
Share-based compensation		—	589,698	—	—	589,698	589,698
Foreign currency translation adjustments		—	—	—	173,587	173,587	173,587

Balance at June 30, 2006	15,427,995	210,843	11,005,094	2,083,236	282,657	13,581,830	6,614,750

See notes to financial statements.

CANADIAN SOLAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

				Six months ended June
	Years Ended December 31,			30,

	2003	2004	2005	2005	2006

				$
	$	$	$	(Unaudited)	$
Operating activities:
Net income	761,245	1,456,666	3,803,953	1,879,030	(4,563,931)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	209,802	—	—	—	—
Depreciation and amortization	37,754	42,137	81,879	34,452	174,134
Gain on acquisition of equity interest	(350,601)	—	—
Deferred taxes	(24,367)	4,244	(67,877)	(2,562)	(629,422)
Loss on disposal of property, plant and equipment	—	628	—	—
Allowance for doubtful debts	93,178	24,507	—	—	1,698
Allowance for inventories obsolescence	—	258,855	—	—	—
Loss on fair value change of derivatives	—	—	316,000	—	6,997,000
Loss on financial instruments related to convertible notes	—	—	263,089	—	1,189,500
Amortization of discount on debt	—	—	134,666	—	706,320
Share-based compensation expense	—	—	—	—	589,698
Changes in operating assets and liabilities:
Inventories	(821)	(2,343,372)	(9,771,728)	(3,414,019)	(14,235,892)
Accounts receivable	696,317	(403,072)	(1,431,483)	(194,183)	(3,899,200)
Value added tax recoverable	25,286	120,710	(793,206)	(397,467)	(457,607)
Advances to suppliers	(77,755)	(289,430)	(4,369,335)	(1,206,910)	(4,494,295)
Other current assets	(27,226)	(19,161)	(67,899)	(106,846)	(265,670)
Accounts payable	(61,774)	397,184	3,482,266	782,779	3,172,672
Other payable	333,178	(95,847)	18,122	(85,125)	227,603
Advances from suppliers and customers	(94,969)	255,629	2,549,686	1,103,130	4,497,668
Accrued payroll and welfare	(3,516)	122,957	51,402	(30,490)	51,087
Amounts due to related parties	81,201	96,380	241,741	122,753	(130,593)
Accrued warranty costs	39,932	87,685	174,451	70,561	249,245
Other current liabilities	(1,727)	62,665	149,484	56,213	657,398
Income tax payable	27,194	288,432	506,604	275,383	(254,802)
Other tax payable	90,100	371,753	57,837	(64,806)	270,976

Net cash provided (used in) by operating activities	1,752,431	439,550	(4,670,348)	(1,178,107)	(10,146,413)

Investing activities:
Increase in restricted cash	(26,581)	—	(85,204)	—	(647,431)
Purchases of property, plant and equipment	(83,912)	(253,570)	(560,793)	(58,369)	(511,853)
Proceeds from disposal of property, plant and equipment		1,321	—	—	—
Cash paid for acquisition of equity interest	(331,006)	—	—	—	—

Net cash used in investing activities	(441,499)	(252,249)	(645,997)	(58,369)	(1,159,284)

Financing activities:
Net proceeds from short-term borrowings	—	—	1,300,000	—	12,998,023
Proceeds from issuance of convertible notes	—	—	8,100,000	—	3,650,000
Issuance cost paid	—	—	(69,685)	—	(1,169,649)

Net cash provided by financing activities	—	—	9,330,315		15,478,374

Effect of exchange rate changes	(27,696)	(7,705)	207,146	(17,273)	229,503

Net increase in cash and cash equivalents	1,283,236	179,596	4,221,116	(1,253,749)	4,402,180
Cash and cash equivalents at the beginning of the year	595,847	1,879,083	2,058,679	2,058,679	6,279,795

Cash and cash equivalents at the end of the year	1,879,083	2,058,679	6,279,795	804,930	10,681,975

Supplemental disclosure of cash flow information:
Interest paid	—	—	(3,349)	—	(124,711)

Income taxes paid	(30,732)	(70,205)	(166,674)	(24,430)	(773,656)

Supplemental schedule of non-cash financing activities:
Issuance cost included in other payable	—	—	571,315	—	201,727

See notes to financial statements.

CANADIAN SOLAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND THE
SIX-MONTH PERIODS ENDED JUNE 30, 2005 (UNAUDITED) AND 2006
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
        Canadian Solar Inc. (“CSI”) was incorporated in Canada under the laws of the province of Ontario, Canada on October 22, 2001 and was continued under the federal laws of Canada in June 2006.
        CSI and its subsidiaries (collectively, the “Company”) are principally engaged in the design, development, manufacturing and marketing of solar power products for global markets. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through both CSI and operating subsidiaries established in the PRC, CSI Solartronics (Changshu) Co., Ltd. (“CSI Changshu”), CSI Solar Technologies Inc., CSI Solar Manufacture Inc. (“CSI Manufacture”), CSI Solarchip International Co., Ltd. (“CSI Solarchip”) and CSI Solar Power Central Ltd., (“CSI Luoyang”), in each of which CSI holds 100% interest.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
               (a) Basis of presentation
        The financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
               (b) Basis of Consolidation
        The consolidated financial statements include the financial statements of CSI and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.
               (c) Use of estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful debts, allowance for inventory obsolescence, accrual for warranty, valuation of deferred tax assets, and useful lives of property, plant and equipment.
               (d) Cash and cash equivalents
        Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.
        Restricted cash represented bank deposits for import and export transactions through China Customs and for bank acceptances notes.
               (e) Inventories
        Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost comprises direct materials and where applicable, direct labor costs, tolling costs and those overheads that have been incurred in bringing the inventories to their present location and condition.
        Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

        The Company outsources portions of its manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer. For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is constructively obligated, through raw materials sales agreements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received which is classified as “advances from suppliers and customers” on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory is classified as “advances to suppliers” on the balance sheet. There is no right of offset for these arrangements and accordingly, “advances from suppliers and customers” and “advances to suppliers” remain on the balance sheet until the processed inventory is repurchased.
               (f) Property, plant and equipment
        Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Plant and machinery	10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
        Cost incurred in constructing new facilities, including progress payment and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commences from that time.
               (g) Impairment of long-lived assets
        The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.
               (h) Income taxes
        Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

               (i) Revenue recognition
        Sales of modules are recorded when products are delivered and title has passed to the customers. The Company only recognizes revenues when prices to the seller are fixed or determinable, and collectibility is reasonably assured. Revenues also include reimbursements of shipping and handling costs of products sold to customers. Sales agreements typically contain the customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.
        A majority of the Company’s contracts provide that products are shipped under the term of free on board (“FOB”), Ex-works, or cost, insurance and freight (“CIF”). Under FOB, the Company fulfils its obligation to deliver when the goods have passed over the ship’s rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under Ex-works, the Company fulfils its obligation to deliver when it has made the goods available at its premises to the customer. The customer bears all costs and risks involved in taking the goods from the Company’s premises to the desired destination. Under CIF, the Company must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship’s rail in the port of shipment. Most of the Company’s sales require that customers prepay before delivery has occurred. Such prepayments are recorded as advances from customers until delivery is made. The sales agreements usually contain the Company’s customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.
        The Company also generates revenues from its implementation of solar development projects, consisting primarily of government-related assistance packages for its demonstration, promotion and feasibility projects and studies. The revenue is recognized when the projects are provided and accepted by the customers.
               (j) Cost of revenue
        Cost of revenue from modules includes production and indirect costs such as shipping and handling costs for products sold. Cost of revenue from solar development projects mainly includes labor costs and material costs associated with the projects.
               (k) Research and development
        Research and development costs are expensed when incurred.
               (l) Advertising expenses
        Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $nil, $nil, $6,034 and $25,337 for the years ended December 31, 2003, 2004, 2005 and six-month period ended June 30, 2006, respectively.
               (m) Warranty cost
        The Company’s solar modules and products are typically sold with up to a two-year guarantee for defects in materials and workmanship and 10-year and 25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company has the right to repair or replace solar modules, at its option and based on the specific nature of the defect claims under a warranty claim, under the terms of the warranty policy. We maintain warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors’ accrual history, industry-standard accelerated testing, estimates of failure rates from our quality review, and other assumptions that we believe to be reasonable under the circumstances. The Company currently accrues the equivalent of 1% of solar module sales revenues as warranty reserves to cover the guarantees and warranties. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.
               (n) Foreign currency translation
        The United States dollar (“U.S. dollar”), the currency in which substantial amount of the Company’s transactions are denominated, is used as the functional and reporting currency of CSI. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of income. The aggregated amount of exchange gain (loss) is $(8,721), $230,960 and $(106,059) and $(76,162) for the years ended December 31, 2003, 2004, 2005 and six-month period ended June 30, 2006, respectively.
        The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the statement of stockholder’s equity.
               (o) Foreign currency risk
        The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash dominated in RMB amounted to $156,776, $173,205, $644,753 and $1,459,454 at December 31, 2003, 2004, 2005 and June 30, 2006, respectively.
               (p) Concentration of credit risk
        Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advance to suppliers. The Company places its cash and cash equivalents with reputable financial institutions.
        The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, such suppliers are primarily suppliers of raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or the security against advance to suppliers, however, it maintains reserve for potential credit losses and such losses have historically been within management’s expectation.
               (q) Fair value of derivatives and financial instruments
        The carrying amounts of trade receivables, trade payables, short-term borrowings and accrued payroll and welfare approximate their fair values due to the short-term maturity of these instruments.
        Because the Company’s convertible notes and common stock are not publicly traded the Company has relied solely on valuation models in determining these values. The valuation models include assumptions regarding discount rates, market multiples, lack of marketability discounts, and other assumptions that are highly subjective and judgmental. Changes to any of the assumptions used in the valuation model could materially impact the valuation results.

               (r) Beneficial conversion feature
        When the Company issues debt or equity which is convertible into common stock at a discount from the common stock market or fair value price at the date the debt or equity is issued, a beneficial conversion feature for the difference between the fair value price and the conversion price multiplied by the number of shares issuable upon conversion is recognized. The beneficial conversion feature is presented as a discount to the related debt or equity, with an offsetting amount increasing additional paid-in capital. The discount resulting from recording a beneficial conversion option is accreted for the date of issuance to the stated redemption date of the convertible instrument.
               (s) Extraordinary gain
        From March 2002 to December 2003, the Company held 68.1% interests of CSI Changshu and two Chinese companies held 31.9% interests. The Company bought out this minority interests of 31.9% in CSI Changshu at the end of 2003. The acquisitions were recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. Since the fair value of the consideration of $331,006 in form of cash and products is less than the fair value of the acquired net assets, an excess fair value of acquired net assets over cost is derived. That excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans, and any other current assets. Any remaining excess is recognized as an extraordinary gain.
               (t) Earnings per Share
        Basic income per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.
               (u) Recently issued accounting pronouncements
        In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred in fiscal period beginning on or after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position, cash flow or results of operations.
        In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position, cash flow or results of operations.
        In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after

December 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position, cash flow or results of operations.
        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS 123R requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). As of December 31, 2005 no stock options had been issued.
        In March 2005, the FASB issued FASB Interpretation No.(“FIN”) 47, “Accounting for Conditional Assets Retirement Obligations, an interpretation of SFAS No. 143”. FIN 47 clarifies that an entity is required to recognize a liability for legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position, cash flow or results of operations.
        In September 2005 the FASB approved EITF Issue 05-07, “Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues” (“EITF 05-07”). EITF 05-07 requires the change in the fair value of an embedded conversion option upon modification be included in the analysis under EITF Issue 96-16, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” to determine whether a modification or extinguishment has occurred and that the changes to the fair value of a conversion option affects the interest expense on the associated debt instrument following a modification. Therefore, the change in fair value of the conversion option should be recognized upon the modification as a discount or premium associated with the debt, and an increase or decrease in additional paid-in capital. EITF Issue 05-07 is effective for all debt modifications in annual or interim periods beginning after December 31, 2005. The adoption of EITF 05-07 did not have an impact on the Company’s financial position and results of operations.
        In June 2006 the FASB released Interpretation No.48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No.109, (‘FIN 48‘) which proscribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption encouraged if the enterprise has not yet issued financial statements for fiscal years or interim periods in the period this Interpretation is adopted. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position, cash flow or results of operations.
               (v) Pro Forma Information
        The pro forma unaudited balance sheet information as of June 30, 2006 assumes the conversion upon completion of the initial public offering of all convertible notes outstanding as of June 30, 2006 into common shares.
               (v) Pro Forma Earnings Per Share
        The pro forma unaudited basic and diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period plus the number of common shares resulting from the assumed conversion upon completion of the initial public offering of all convertible notes outstanding.

               (w) Stock-based compensation
        The Company grants stock options to its employees and certain non-employees. The Company records stock-based compensation for services rendered using the Black-Scholes option pricing model.

3.	INVENTORIES
        Inventories consist of the following:

	At December 31,
				At June 30
	2003	2004	2005	2006

	$	$	$	$
Raw materials	234,564	1,639,907	9,938,165	20,254,176
Work-in-process	65,147	197,560	778,742	1,665,392
Finished goods	13,249	560,010	1,445,681	4,478,912

	312,960	2,397,477	12,162,588	26,398,480

        The Company made allowance for obsolete inventories in the aggregate amount of $nil, $258,855, $nil and $nil during the years ended December 31, 2003, 2004, 2005 and the six-month period ended June 30, 2006, respectively.

4.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE
        The Company made allowance for doubtful debts in the aggregate amount of $93,178, $24,507, nil and nil during the years ended December 31, 2003, 2004, 2005 and the six-month period ended June 30, 2006, respectively.

5.	PROPERTY, PLANT AND EQUIPMENT, NET
        Property, plant and equipment, net consist of the following:

	At December 31,
				At June 30,
	2003	2004	2005	2006

	$	$	$	$
Leasehold improvements	396	396	122,724	166,319
Plant and machinery	229,110	299,799	728,796	986,843
Furniture, fixtures and equipment	42,542	80,795	116,554	176,142
Motor vehicles	22,746	59,110	60,831	149,106

Total	294,794	440,100	1,028,905	1,478,410
Less: Accumulated depreciation	58,240	99,769	181,648	355,782
Construction in process	7,006	112,713	84,701	116,157

Property, plant and equipment, net	243,560	453,044	931,958	1,238,785

        Depreciation expense was $37,754, $42,137, $81,879 and $174,134 for the years ended December 31, 2003, 2004, 2005 and the six-month period ended June 30, 2006, respectively.

6.	SHORT-TERM BORROWING
        The short-term borrowings outstanding as of June 30, 2006 bore an average interest rate from 5.94% to 7% per annum, respectively. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. These loans do not contain any financial covenants. The borrowings have up to one year terms and expire at various times throughout the year. These facilities contain no specific renewal terms. The short-term borrowings of $1,300,000 from ATS Automation Tooling Systems Inc. as of June 30, 2006 were guaranteed by Dr. Xiaohua Qu, who has pledged 20% of his equity ownership interest in the Company. The remaining amounts were guaranteed by third party guarantors, in return for which the

Company accrued service charges of $62,534 for the six-month period ended June 30, 2006, for the provision of the guarantee.

7.	ACCRUED WARRANTY COSTS
        The Company’s warranty activity is summarized below:

	At December 31,
				At June 30,
	2003	2004	2005	2006

	$	$	$	$
Beginning balance	38,964	78,896	166,581	341,032
Warranty provision	39,932	87,685	174,451	249,245
Warranty costs incurred	—	—	—	—

Ending balance	78,896	166,581	341,032	590,277

8.	CONVERTIBLE NOTES
        On November 30, 2005, the Company signed a subscription agreement with a group of third-party investors to issue two tranches of convertible notes. The first tranche of notes with a principal value of $8,100,000 was issued on November 30, 2005. The second tranche of notes with a principal value of $3,650,000 was issued on March 30, 2006.
        The terms of the convertible notes are described as follows:
        Maturity date. The convertible notes mature on November 30, 2008.
        Interest. The note holders are entitled to receive interest at 2% per annum on the principal outstanding, in four equal quarterly installments in arrears.
        If the Company fails to pay any principal or interest amounts, or other payments in respect of the notes, when due, or if the convertible notes are not converted in full into common shares on the date requested by the note holders, the convertible notes shall bear an extraordinary interest, compounded at a rate of twelve percent (12%) per annum for any amounts of overdue principal, interest or other payment under the convertible notes.
        If the Company has not completed a qualified initial public offering (defined as (i) an offering size of not less than $30,000,000, (ii) total market capitalization of not less than $120,000,000, and (iii) public float of not less than twenty-five percent (25%) of the enlarged share capital) prior to maturity of the convertible notes, the Company must pay an interest premium of ten percent (10%) per annum in respect of principal, paid and unpaid interest, unpaid dividends, and extraordinary interest.
        The Company is recognizing interest expense using the effective interest method for the 2% per annum quarterly payments and 10% per annum due at the maturity date in the event that a qualified initial public offering has not occurred.
        Witholding Taxes All payments in respect of the note will be made without withholding or deduction of or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the government of Hong Kong, Canada or any authority therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.
        Dividends. The stockholder as of the issue date is entitled to all audited retained earnings as of 28 February 2006. The Company shall not declare or pay any dividend before the completion of a qualified initial public offering or redemption of all convertible notes, except with the prior written consent of all holders of the outstanding convertible notes.
        Conversion. The notes are convertible into 5,542,005 common shares at a conversion rate of $2.12 per share. The fair value of the Company’s common stock on November 30, 2005 was $2.43 per share.

The notes are convertible (i) at any time after the date of issuance of such notes upon obtaining written consents from the note holders requesting conversion to common shares, and (ii) automatically upon the consummation of a qualified initial public offering. The conversion rate is subject to standard anti-dilutive adjustments and is also subject to adjustment in the event that (i) the Company’s audited profit after tax for the twelve month period ended February 28, 2006 is less than certain predefined amounts, (ii) the Company’s number of shares issued or issuable on a fully diluted basis is different from a predefined quantity at conversion, or (iii) the Company issues equity securities at a price below the conversion price then in effect. At November 30, 2005 the Company was required to bifurcate the conversion feature pursuant to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).
        Redemption. If the Company experiences an event of default under the subscription agreement (including but not limited to a change of control of the Company) prior to maturity and upon written demand from the note holders (referred to as “early redemption right”), the Company must pay the greater of (i) an interest premium of twelve percent (12%) per annum in respect of principal, paid and unpaid interest, unpaid dividends, and extraordinary interest, or (ii) the fair value of the Company’s common shares that would be held by the note holders on an if-converted basis. The Company was required to bifurcate the early redemption right pursuant to FASB 133.
        Liquidation preference. The convertible notes are senior to any common shareholder claims in the event of liquidation.
        Registration Rights Agreement. Anytime 6 months after a successful IPO, upon the demand by at least 25% of the holders of the Company’s common shares related to the convertible notes, the Company must initiate a registration statement to register the shares held by the previous note holders. The Company must initiate such a registration statement within 120 days of the demand by the shareholders. The registration rights agreement contains no penalties in the event the Company is unable to initiate such a registration statement in the period prescribed.
        The $8,100,000 purchase price of convertible notes issued on November 30, 2005 was reduced by issuance costs of $641,000. The Company allocated $3,363,000 of the net proceeds of $7,459,000 to the compound embedded derivative liability which was comprised of the bifurcated conversion feature and the early redemption right, $843,996 to the freestanding financial instruments liability associated with the obligation to issue the second tranche of convertible debt to the investors and the investors’ option to subscribe for a third tranche of convertible debt, and $3,252,004 to the convertible debt. The resulting discount on the convertible debt is being amortized over the three year term using the straight-line method which approximates the effective interest rate method.
        As of December 31, 2005, the fair values of the convertible debt, compound embedded derivative liability, the freestanding financial instrument liability were $11,595,000, $3,679,000, and $1,606,500, respectively. Changes in the fair value of the compound embedded derivative and the freestanding option, which is classified within the freestanding financial liability, are recognized at each reporting date and are classified as loss on change in value of derivatives in the statements of operations.
        Subsequent to the November 30, 2005 issuance the Company and the note holders amended the terms of the note agreement as follows:

•	On March 30, 2006, the Company and the note holders executed a supplemental agreement amending certain provisions related to events of default prior to conversion or maturity (as defined in the subscription agreement). The original terms required that, in the event of default, the Company pay the note holders the greater of a 12% interest premium or the fair value of the common stock underlying the convertible notes on an if-converted basis. The terms of the supplemental agreement state that in an event of default the Company must pay an interest premium of 18%. The terms of the original agreement created a provision which allowed for potential net settlement of the Company’s common shares, and accordingly, prior to the supplemental agreement, the Company was required to bifurcate the conversion option from the host debt instrument as it met the test of a derivative instrument. Since the supplemental agreement removed the net settlement provision the Company was no longer required to bifurcate the conversion option. Accordingly, on March 30, 2006, the Company derecognized the embedded derivative liability related to the conversion option. Because the early redemption put option continues to meet the definition of a derivative instrument after the March 30, 2006 modification, the early redemption option continues to be recorded by the Company as a derivative liability and reported at its fair value with changes in its fair value recognized in the statements of operations. The early redemption option was valued by an independent valuation using the Black-Scholes option pricing model.

•	In addition to revising the provisions related to events of default, the March 30, 2006 supplemental agreement revised the original subscription agreement to revise the profit after tax computation to exclude all costs and charges related to the issuance of the convertible notes, including all costs and charges related to the recording of the derivative and freestanding financial instruments associated with the convertible notes, including changes to their fair values. The supplemental agreement effectively requires that the Company achieve a profit after tax of $6 million for the 12-month period ended February 28, 2006, reduced by the amount of all costs and charges related to the issuance of the convertible notes and related derivative and freestanding financial instruments.

Additionally, the supplemental agreement revised the requirement under the original subscription agreement that the Company deliver to the note holders audited financial statements for the year ended December 31, 2004 of profit after tax of $1 million, and the eight-month period ended August 31, 2005 of profit after tax of $4.5 million, under IFRS and delivered to the note holders by January 31, 2006. The supplement agreement changed the date of delivery of the audited financial statements to April 30, 2006.

•	On June 9, 2006, the Company and the note holders executed a supplemental agreement removing the provision that would have given the note holders an adjustment on the conversion price in the event the Company’s profit after tax for the 12-month period ended February 28, 2006 was less than the amount discussed above.
        Details of the carrying value of the convertible notes as of December 31, 2005 and June 30, 2006 are as follows:

	Year Ended	Period ended
	December 31, 2005	June 30, 2006

	$	$
Proceeds from issuance of convertible notes	8,100,000	11,750,000
Discount on debt	(4,713,329)	(2,922,433)

Convertible notes	3,386,671	8,827,567

Financial instruments related to convertible notes	1,107,084	—

Fair value of conversion option	3,654,000	—
Fair value of early redemption option	25,000	1,000

Fair value of derivatives related to convertible notes	3,679,000	1,000

        Discounts against the debt portion of convertible notes were amortized over the maturity period using the straight-line method which approximates the effective interest rate method. The change in fair value of the derivative liabilities of $316,000 and loss on financial instrument of $263,089 was charged to profit and loss for the year ended December 31, 2005. The change in fair value of the derivative liabilities of $6,997,000 and loss on financial instrument of $1,189,500 was charged to profit and loss for the six-month period ended June 30, 2006.
        The fair value of the convertible notes was $71,472,000 at June 30, 2006, which included the fair value of the embedded conversion option.

9.	COMMON SHARES
        On October 22, 2001, the Company originally issued 1,000,000 common shares to sole stockholder, Dr. Xiaohua Qu.
10. RESTRICTED NET ASSETS
        As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.
        The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law.
        In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets of $770,116, $851,516, $4,598,861 and $7,824,160 at December 31, 2003, 2004, 2005 and June 30, 2006, respectively.

11.	INCOME TAX EXPENSE
        The provision for income taxes is comprised of the following:

	Year Ended December 31,			Period ended June 30,

	2003	2004	2005	2005	2006

				$	$
	$	$	$	(Unaudited)
Current Tax
Canada	57,927	147,999	142,666	106,926	191,166
Other	—	210,639	530,613	192,887	327,683

	57,927	358,638	673,279	299,813	518,853
Deferred Tax
Canada	(24,047)	(20,631)	(10,507)	(11,991)	(320,402)
Other	(320)	24,875	(57,370)	48,493	(309,019)

	(24,367)	4,244	(67,877)	36,502	(629,421)

Income tax expense	33,560	362,882	605,402	336,315	(110,568)

        The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income tax.
        The major operating subsidiaries, CSI Changshu and CSI Manufacture, are governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax regulations (the “Income Tax Laws”). Pursuant to the PRC income tax law, foreign-invested manufacturing enterprises are subject to income tax at statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income.

        CSI Changshu is entitled to a preferential tax rate of 27% (24% of state income tax plus 3% local income tax) as it is located in Changshu Coastal Economic Open-up Area. CSI Manufacture is entitled to a preferential tax rate of 15% as it is located in Suzhou New & Hi-tech District Export Processing Zone.
        Foreign-invested manufacturing enterprises are entitled to tax exemption from the state income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years thereafter. Local income tax is fully exempted during the whole tax holiday. As a result, CSI Changshu was exempted from income tax for the two years ended December 31, 2003 and its applicable income tax rate is 12% for the three years ending December 31, 2006 and CSI Manufacture was exempted from income tax for the two years ended December 31, 2006 and its applicable income tax rate is 7.5% for the three years ending December 31, 2009.
        The principal components of the deferred income tax assets/ liabilities are as follows:

	At December 31,			At June 30,

	2003	2004	2005	2006

	$	$	$
Deferred tax assets:
Accrued warranty costs	14,426	30,661	62,640	207,829
Accrued salary expenses	1,799	1,799	1,799	4,249
Bad debt provision	17,350	21,913	21,913	—
Inventory obsolescence	—	31,063	31,856	22,035
Start-up costs	1,347	922	1,732	1,528
Depreciation	—	36	1,284	2,351
Withholding tax	—	—	—	70,069
Unrealized profit	—	—	37,927	307,546

Total deferred tax assets	34,922	86,394	159,151	615,607

Analysis as:
Current	19,573	55,200	93,932	404,352
Non-current	15,349	31,194	65,219	211,255

	34,922	86,394	159,151	615,607

Deferred tax liabilities:
Unrealized loss	—	55,716	38,828	5,339
Convertible notes	—	—	—	1,333,648
Issuance cost	—	—	20,555	26,060

Total deferred tax liabilities	—	55,716	59,383	1,365,047

Analysis as:
Current	—	55,716	59,383	5,339
Non-current	—	—	—	1,359,708

	—	55,716	59,383	1,365,047

        Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision for income taxes is as follows:

							Six Months
	Year Ended December 31,						Ended June 30,

	2003		2004		2005		2005		2006

					(Unaudited)
Combined federal and provincial income tax rate	37%		36%		36%		36%		(36%	)
Expenses/(income) not deductible/(taxable) for tax purpose	(8%	)	7%		8%		3%		87%
Tax exemption and tax relief granted to the Company (Note)	(19%	)	(14%	)	(22%	)	(11%	)	(33%	)
Income not subject to tax	—		—		—		—		2%
Effect of different tax rate of subsidiary operation in other jurisdiction	(6%	)	(7%	)	(11%	)	(11%	)	(18%	)
Others	(1%	)	(2%	)	3%		(2%	)	—

	3%		20%		14%		15%		(2%	)

        Note: The aggregate amount and per share effect of the tax holiday are as follows:

				Six Months Ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				$
	$	$	$	(Unaudited)	$
The aggregate dollar effect	185,407	255,249	953,804	235,097	1,536,440

Per share effect — basic and diluted	0.01	0.02	0.06	0.02	0.10

12.	EARNINGS PER SHARE
        The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year ended December 31,			Period ended June 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Income (loss) available to common stockholder	$761,245	$1,456,666	$3,803,953	$1,879,030	($4,563,931)
Weighted average number of common shares for the Calculation of basic and diluted income per share	15,427,995	15,427,995	15,427,995	15,427,995	15,427,995
Basic and diluted income per share	$0.05	$0.09	$0.25	$0.12	$(0.30)

Shares used in computing pro forma per share amounts on an as converted basis (unaudited):
Basic and diluted			15,746,366		20,109,221

Pro forma earnings per share on an as converted basis (unaudited): basic and diluted			$0.24		$(0.23)

        The Company has not included approximately 319,210 potentially dilutive shares related to the convertible notes as the inclusion would be anti-dilutive for the year ended December 31, 2005.
        The Company has not included approximately 4,681,226 potentially dilutive shares related to the convertible notes as the inclusion would be anti-dilutive for the six month period ended June 30, 2006.

13.	RELATED PARTY BALANCES AND TRANSACTIONS
               Related party balances:
        The amount due to related party includes loan payable to Dr. Xiaohua Qu, a director and stockholder, who has beneficial interest in the Company, and consulting fee payable to consulting companies owned by key management personnel.
        The amount is unsecured, interest free and has no fixed repayment term.
               Related party transactions:
        During the years ended December 31, 2003, 2004, 2005 and six-month period ended June 30, 2006, the Company paid consulting fee to consulting companies owned by key management personnel in amount of $79,172, $182,054, $232,793 and nil, respectively.
14. COMMITMENTS AND CONTINGENCIES
               a) Operating lease commitments
        The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Rental expense was $10,439, $32,315, $129,269 and $99,054 for the years ended December 31, 2003, 2004, 2005, and six-month period ended June 30, 2006 respectively.

        Future minimum lease payments under non-cancelable operating lease agreements at June 30, 2006 were as follows:

December 31	$

2006	184,790
2007	48,234
2008	—
2009	—

Total	233,024

               b) Commitments
        As of December 31, 2003, 2004 and 2005 and June 30, 2006, commitments outstanding for the purchase of property, plant and equipment approximated $6,162, $18,259, $114,599 and $164,408, respectively. The Company has entered into several purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials all to be used in the manufacture of its products. As of December 31, 2003, 2004, 2005 and June 30, 2006, future minimum purchases remaining under the agreements approximated nil, $121,114, $10,064,362 and $10,005,503 respectively.
15. SEGMENT INFORMATION
        The Company primarily operates in a single reportable business segment that includes the design, development, and manufacture of solar power products. “Other” represents the Company’s activities in developing solar development projects which do not meet the criteria necessary to be presented as a reportable segment nor for aggregation with the Company’s solar power products segment.

	Year Ended December 31, 2003

	Solar power
	products	Other	Total

	$	$	$
Revenues from external customers	4,008,432	104,743	4,113,175
Cost of revenue	2,252,571	119,743	2,372,314
Interest income	1,087	—	1,087
Interest expenses	—	—	—
Segment profit (loss)	781,694	(20,449)	761,245
Segment assets	3,053,477	—	3,053,477
Expenditure for segment assets	83,912	—	83,912

	Year Ended December 31, 2004

	Solar power
	products	Other	Total

	$	$	$
Revenues from external customers	8,941,219	743,601	9,684,820
Cost of revenue	5,893,669	571,522	6,465,191
Interest income	11,201	—	11,201
Interest expenses	—	—	—
Segment profit	1,346,535	110,131	1,456,666
Segment assets	6,144,992	—	6,144,992
Expenditure for segment assets	253,570	—	253,570

	Year Ended December 31, 2005

	Solar power
	products	Other	Total

	$	$	$
Revenues from external customers	17,895,383	428,417	18,323,800
Cost of revenue	10,885,165	325,713	11,210,878
Interest income	21,721	—	21,721
Interest expenses	239,225	—	239,225
Segment profit	3,738,222	65,731	3,803,953
Segment assets	27,099,319	330,698	27,430,017
Expenditure for segment assets	560,793	—	560,793

	Six-month Period ended June 30, 2005

	(Unaudited)
	Solar power
	products	Other	Total

	$	$	$
Revenues from external customers	6,553,658	428,417	6,982,075
Cost of revenue	3,594,770	325,713	3,920,483
Interest income	4,559	—	4,559
Interest expenses	—	—	—
Segment profit	1,813,299	65,731	1,879,030
Segment assets	9,944,132	330,698	10,274,830
Expenditure for segment assets	58,369	—	58,369

	Six-month Period ended June 30, 2006

	Solar power
	products	Other	Total

	$	$	$
Revenues from external customers	25,973,221	67,834	26,041,055
Cost of revenue	18,555,530	67,834	18,623,364
Interest income	53,151	—	53,151
Interest expenses	1,634,598	—	1,634,598
Segment profit	4,563,931	—	4,563,931
Segment assets	57,505,197	—	57,505,197
Expenditure for segment assets	511,853	—	511,853
        The following table summarizes the Company’s net revenues generated from different geographic locations:

				Six-month Period ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				$
	$	$	$	(Unaudited)	$
Europe:
— Germany	19,570	6,498,524	13,800,581	4,121,228	19,858,876
— Others	—	126,701	1,462,718	445,014	4,495,515

Europe Total	19,570	6,625,225	15,263,299	4,566,242	24,354,391
China	271,358	109,074	504,410	258,842	168,936
North America	3,797,723	2,853,078	2,555,805	2,156,991	1,455,655
Others	24,524	97,443	286	—	62,073

Total net revenues	4,113,175	9,684,820	18,323,800	6,982,075	26,041,055

        Substantially all of the Company’s long-lived assets are located in the PRC.

16. MAJOR CUSTOMERS
        Details of the customers accounting for 10% or more of total net sales are as follows:

				Six-month Period ended
	Year Ended December 31,			June 30,

	2003	2004	2005	2005	2006

				$
	$	$	$	(Unaudited)	$
Company A	3,692,980	1,580,832	1,473,048	1,473,048	—
Company B	—	1,297,996	2,556,653	1,770,977	—
Company C	—	1,080,225	115,602	—	4,726,243
Company D	—	1,244,693	—	—	—
Company E	—	992,853	618,315	481,025	—
Company F	—	—	6,739,649	770,168	2,909,417
Company G	—	—	—	—	9,368,548
Company H	—	—	—	—	4,495,515
        The accounts receivable from the 3 customers with the largest receivable balances represents 90%, 9%, 1% of the balance of the account at December 31, 2003, 36%, 34%, 24% of the balance of the account at December 31, 2004, 35%, 30%, 10% of the balance of the account at December 31, 2005 and 34%, 25% 14% of the balance of the account at June 30, 2006, respectively.
17. EMPLOYEE BENEFIT PLANS
        Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 19% of the applicable payroll cost. The expense paid by the Company to these defined contributions schemes was $27,747, $29,681 and $52,284 and $16,855 for the years ended December 31, 2003, 2004, 2005 and six-month period ended June 30, 2006, respectively.
        In addition, the Company is required by law to contribute approximately 9%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for medical insurance benefits were $11,826, $14,546, $25,480 and $7,984 for the years ended December 31, 2003, 2004, 2005 and six-month period ended June 30, 2006, respectively. The amounts contributed for housing funds were $9,662, $13,077, $22,402 and $9,666 for the years ended December 31, 2003, 2004, 2005 and six-month period ended June 30, 2006, respectively. The amounts contributed for unemployment benefit were $2,577, $3,233, $5,662 and $1,774 for the years ended December 31, 2003, 2004, 2005 and six-month period ended June 30, 2006, respectively. The amounts contributed for other benefits were $1,924, $6,735, $4,578 and $1,774 for the years ended December 31, 2003, 2004, 2005 and six-month period ended June 30, 2006, respectively.
18. SHARE OPTIONS
        On May 30, 2006, the Board of Directors approved the adoption of a share incentive plan to provide additional incentives to employees, directors and external consultants. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of one percent (1%) of the number of common shares outstanding as of such date, or a lesser number of common shares determined by the board of directors or a committee designated by the board. The share incentive plan will expire on, and no awards may be granted after March 15, 2016. Under the terms of the Option Plan, options are generally granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant. No options were exercised during the six-month period ended June 30, 2006.

Options to Employees
        The Company granted 966,135 and 51,260, share options to our directors, executive officers and to other individuals in May 2006 and June 2006, respectively. The options were granted at exercise prices of $2.12 and $4.29 per share and vest over four year periods. The ordinary shares that underlie the options that were granted on May 30, 2006 are restricted as to the later of (i) two years from the date of grant, or (ii) 180 days after the Company successfully completes an initial public offering. The fair value of the options at the date of grant resulted in total compensation expense of approximately $12.9 million. The compensation expense will be amortized over the four year vesting period. During the six-month period ended June 30, 2006, approximately $322,229 was amortized as compensation expenses.
        A summary of the option activity is as follows:

		Weighted
	Number of	average
	options	exercise price

Options outstanding at January 1, 2006	—
Granted	1,017,395	$2.50
Exercised	—	—
Cancelled	(46,600)	2.12
Options outstanding at June 30, 2006	970,795	$2.52
        The weighted average fair value of options granted during the year ended June 30, 2006 was $14.
        The following table summarizes information with respect to share options outstanding at June 30, 2006:

		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
	Outstanding	contractual life	exercise price	exercisable	exercise price

Grant Date
May 30, 2006	919,535	10 years	$2.42	—	$—
June 30, 2006	51,260	10 years	$4.29	—	$—
        The following table summarizes information regarding options issued within twelve months prior to June 30, 2006:

	Number of	Fair value of	Exercise	Intrinsic	Type of
	Options Issued	ordinary shares	Price	value	valuation

Grant Date
May 30, 2006	791,035	$16.40	$2.12	$14.28	*
May 30, 2006	128,500	$16.40	$4.29	$12.11	*
June 30, 2006	51,260	$16.77	$4.29	$12.48	*

*	The fair value was determined on a contemporaneous valuation by a third part valuation specialist.
       The following assumptions were used in the Black-Scholes option pricing model:

2006

Average risk-free rate of return	5.54%
Weighted average expected option life	6.25 years
Volatility rate	69%
Dividend yield	—
Restricted shares to Employees and Non-employees
        The Company granted 333,190 and 116,500, restricted shares to directors, executive officers and others in May 2006 and June 2006 respectively. The restricted shares were granted at nominal value and vest over two years. The fair value of the Company’s ordinary share at the date of grant resulted in total compensation expense of approximately $7.0 million. The compensation expense will be amortized over the vesting periods. During the six-month period ended June 30, 2006, approximately $267,469 was amortized as compensation expenses.
19. SUBSEQUENT EVENTS
        Subsequent to June 30, 2006, the following events occurred:

a)	The Company registered Changshu CSI Advanced Solar Inc., a 100% owned subsidiary, in Changshu, China (“CSI Advanced”). The Company plans to invest US$16.8 million as registered capital within two years. The planned total amount of investment in CSI Advanced, including loans, is US$29.98 million. CSI Advanced will be principally engaged in manufacturing and sales of solar power products. CSI Advanced has yet to commence operation.

b)	Convertible notes

On July 1, 2006, the Company and the note holders executed a supplemental agreement amending the following provisions:

Interest The note shall bear interest from the issuance date at the rate of 12% per annum on the principal amount of the note outstanding. Such interest shall be payable as follows: (i) 2% per annum shall be payable in cash by four equal quarterly installments in arrears, and (ii) 10% per annum shall be payable in a balloon payment as at the date of conversion or redemption as the case may be.

Witholding Taxes No withholding taxes shall be payable by the Company in respect of any amounts deemed under the Canadian income tax laws to constitute interest paid upon conversion of the note.

Conversion The conversion price per common share shall be adjusted to be US$2.476637 upon the full conversion of all notes of an aggregate principal amount of $11,750,000.

Share split Immediately following the full conversion of all notes, the outstanding common shares owned by Dr. Xiaohua Qu and the note holders will be split on a 1.168130772 for 1 basis such that the aggregate shareholding of the note holders in the Company following the share split shall be 26.43%.

Conversion

On July 1, 2006, the notes of an aggregate principal amount of $11,750,000 were converted into 2,036,196 common shares.

Put option agreement related to convertible notes

On July 1, 2006, Dr. Xiaohua Qu, the sole shareholder prior to conversion of the notes entered into a put option agreement with the note holders to grant the note holders an option to sell back all the common shares from conversion of the notes to Dr. Xiaohua Qu at the principal amount of the notes of $11,750,000. The put option is exercisable from time to time in whole or in part (i) at any time from 31 March 2007 (inclusive) to 10 April 2007 (inclusive) in the event that the Company has not completed a Qualified IPO on or before 31 March 2007 or (ii) at any time after the occurrence and during the continuance of an event of default. On July 1st, 2006, Dr. Xiaohua Qu, stockholder of the Company, pledged 6,757,000 shares in favor of the note holders.

Share split subsequent to conversion

On July 11, 2006, the Board of Directors approved the share split on a 1.168130772 for 1 basis for the shares owned by Dr. Xiaohua Qu and the note holders. On October 19, 2006, the Board of Directors approved the share split on a 2.33 for 1 basis for 9,000,000 shares owned by Dr. Xiaohua Qu and the note holders. After the share split, 15,427,995 shares are owned by

Dr. Xiaohua Qu, 5,542,005 are owned by the note holders. All share information relating to common shares of the Company in the accompanying financial statements have been adjusted retroactively.

Share transfer agreement subsequent to conversion

When the note holders converted all of their convertible notes into the Company’s common shares on July 1, 2006, they acknowledged and agreed that Dr. Xiaohua Qu’s right to the Company’s retained earnings as of February 28, 2006 under the dividend provision of the convertible notes would remain in effect. The note holders and Dr. Xiaohua Qu agreed to give effect to Dr. Xiaohua Qu’s right by:

(i)	the transfer to Dr. Xiaohua Qu of 108,667 common shares from the note holders; and

(ii)	the issue under the Company’s stock-based compensation plan of (a) 116,500 restricted shares, and (b) options to purchase 46,600 common shares at an exercise price of $4.29 per common share, both with vesting periods of four years, to Hanbing Zhang, who is the wife of Dr. Xiaohua Qu.

c)	Share-based compensation plan to employees and non-employees

The Company granted 157,275 and 209,700 share options to our directors, executive officers and to other individuals in July 2006 and August 2006, respectively.

Among these share options, 203,875 were granted at exercise prices of $4.29 per share, 93,200 were granted at exercise prices of the initial public offering price, and 69,900 were granted at exercise prices of 80% of initial public offering price.

Among these share options, 46,600 vest in two equal installments, the first upon the date of grant and the second upon the first year anniversary of the grant date so long as the director remain in service, 93,200 vest upon date of grant, 227,175 vest over four year periods.

The Company granted 116,500, restricted shares to directors, executive officers and others in July 2006. The restricted shares were granted at nominal value and generally vest over periods of four years based on the specific terms of the grants.

d)	Chinese Bank Credit Financing

On August 14, 2006 CSI Manufacture executed an agreement with Industrial and Commercial Bank of China for a working capital loan of up to USD3.3 million. The facility has a term of three months and bears interest at 6.4% per annum. The facility contains no specific repayment or renewal terms and was guaranteed by CSI Changshu.

On September 6, 2006 CSI Changshu executed an agreement with Industrial and Commercial Bank of China for a working capital loan of RMB20 million (US$2.5 million) with a term of six months and annual interest rate of 6.138% per annum. The loan was guaranteed by a third party guarantor.

On September 20, 2006, CSI Manufacture drew down US$2.99 million through a credit facility with China Everbright Bank. The drawdown is due on December 19, 2006, with an annual interest rate of 5.89%.

e)	Share transfer

On October 3, 2006, Dr. Qu transferred 800,171 common shares to ATS Automation Tooling Systems Inc.

Additional Information — Financial Statements Schedule 1
Canadian Solar Inc.
        These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
Financial information of parent company
Balance Sheets
(In U.S. dollars)

	December 31,
				June 30,
	2003	2004	2005	2006

	$	$	$	$
ASSETS
Current assets:
Cash and cash equivalents	1,373,133	1,864,632	4,527,193	2,513,617
Accounts receivable, net of allowance for doubtful accounts of $93,178, $117,685 and $117,685 and $Nil on December 31, 2003, December 31, 2004, December 31, 2005 and June 30, 2006	257,114	635,679	1,934,758	5,528,550
Inventories	5,173	186,116	1,864,056	5,576,748
Advances to suppliers	15,037	246,006	2,830,270	2,525,416
Amount due from related parties	486,550	6,017,940	9,959,259	21,176,776
Other current assets	27,459	23,378	68,470	75,645
Deferred tax assets	19,149	23,712	23,712	74,319

Total current assets	2,183,615	8,997,463	21,207,718	37,471,071
Investment in subsidiaries	1,560,144	3,147,985	11,354,112	19,691,331
Deferred listing expenses				830,061
Deferred tax assets (non-current)	13,950	30,018	61,080	205,406

TOTAL ASSETS	3,757,709	12,175,466	32,622,910	58,197,869

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Short-term borrowing	—	—	1,300,000	1,300,000
Accounts payable	333,733	577,269	3,388,425	1,099,230
Other payable	47,304	301,729	876,583	675,113
Advances from suppliers and customers	16,750	201,141	2,445,903	4,084,835
Accrued payroll and welfare	24,769	30,395	40,957	24,244
Income tax payable	118,926	203,083	317,164	409,668
Other tax payable	122,100	208,600	287,095	459,148
Amounts due to related parties	1,245,795	7,206,996	8,005,223	24,784,360
Deferred tax liabilities	—	—	20,555	5,339
Embedded Derivatives related to convertible notes	—	—	3,679,000	1,000
Other current liabilities	—	62,665	212,149	754,758

Total current liabilities	1,909,377	8,791,878	20,573,054	33,597,695
Accrued warranty costs	74,920	161,215	328,034	570,082
Convertible notes	—	—	3,386,671	8,827,567
Financial instruments related to convertible notes	—	—	1,107,084	—
Other non-current liabilities (Note 13)	260,987	260,987	260,987	260,987
Deferred tax liabilities (non-current)	—	—	—	1,359,708

	December 31,
				June 30,
	2003	2004	2005	2006

	$	$	$	$
Total liabilities	2,245,284	9,214,080	25,655,830	44,616,039
Commitments and contingencies (Note 13)
Common shares - no par value: unlimited authorized shares, 15,427,995 shares issued and outstanding, as of December 31, 2003, 2004 and 2005 and June 30, 2006	210,843	210,843	210,843	210,843
Additional paid-in capital	—	—	—	11,005,094
Retained earnings	1,386,548	2,843,214	6,647,167	2,083,236
Accumulated other comprehensive income (loss)	(84,966)	(92,671)	109,070	282,657

Total stockholder’s equity	1,512,425	2,961,386	6,967,080	13,581,830

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	3,757,709	12,175,466	32,622,910	58,197,869

Financial information of parent company
Statements of Operations
(In U.S. dollars)

	Years Ended December 31,			Six months ended June 30,

	2003	2004	2005	2005	2006

				$
	$	$	$	(Unaudited)	$
Net revenues:
Products	5,282,048	15,585,017	28,695,764	10,621,977	51,789,456
Others	104,743	743,601	428,417	23,971	16,767

Total net revenues	5,386,791	16,328,618	29,124,181	10,645,948	51,806,223
Cost of revenues:
Products	4,507,205	14,466,642	27,804,922	9,414,920	50,105,024
Others	119,134	743,601	428,417	23,971	16,767

Total cost of revenues	4,626,339	15,210,243	28,233,339	9,438,891	50,121,791

Gross profit	760,452	1,118,375	890,842	1,207,057	1,684,432

Selling expenses	24,873	235,845	3,600	—	387,010
General and administrative expenses	710,731	669,553	888,283	464,068	821,528

Total operating expenses	735,604	905,398	891,883	464,068	1,208,538

Income from operations	24,848	212,977	(1,041)	742,989	475,894
Interest expenses	—	—	(239,225)	—	(1,553,721)
Interest income	537	10,544	17,634	3,914	45,369
Loss on change in fair value of derivatives	—	—	(316,000)	—	(6,997,000)
Loss on financial instruments related to convertible notes	—	—	(263,089)	—	(1,189,500)
Other-net	1,177	—	—	(38,795)	209

Income (loss) before taxes	26,562	223,521	(801,721)	708,108	(9,218,749)
Income tax expenses	(33,879)	(127,367)	(132,159)	(158,678)	166,927
Equity in earnings of subsidiaries	417,961	1,360,512	4,737,833	1,329,600	4,487,891

Income before extraordinary gain	410,644	1,456,666	3,803,953	1,879,030	(4,563,931)

Extraordinary gain	350,601	—	—	—	—

Net income	761,245	1,456,666	3,803,953	1,879,030	(4,563,931)

Earnings per share — Basic and diluted
Extraordinary gain	$0.02	$—	$—	—	—

Net income	$0.05	$0.09	$0.25	$0.12	($0.30)

Shares used in computation:
Basic and diluted	15,427,995	15,427,995	15,427,995	15,427,995	15,427,995

Financial information of parent company
Statements of Stockholder’s Equity and Comprehensive Income
(In U.S. dollars)

					Accumulated
	Common		Addition		Other	Total	Total
	Shares		paid in	Retained	Comprehensive	Stockholder’s	Comprehensive
			capital	Earnings	Income (Loss)	Equity	Income
	Number
		$	$	$	$	$	$
Balance at December 31, 2002	15,427,995	210,843	—	625,303	(57,275)	778,871
Net income	—	—	—	761,245	—	761,245	761,245
Foreign currency translation adjustments	—	—	—	—	(27,691)	(27,691)	(27,691)

Balance at December 31, 2003	15,427,995	210,843	—	1,386,548	(84,966)	1,512,425	733,554

Net income	—	—	—	1,456,666	—	1,456,666	1,456,666
Foreign currency translation adjustments	—	—	—	—	(7,705)	(7,705)	(7,705)

Balance at December 31, 2004	15,427,995	210,843	—	2,843,214	(92,671)	2,961,386	1,448,961

Net income	—	—	—	3,803,953	—	3,803,953	3,803,953
Foreign currency translation adjustments	—	—	—	—	201,741	201,741	201,741

Balance at December 31, 2005	15,427,995	210,843	—	6,647,167	109,070	6,967,080	4,005,694

Net loss		—		(4,563,931)	—	(4,563,931)	(4,563,931)
Additional paid-in capital		—	11,005,094	—	—	11,005,094	11,005,094
Foreign currency translation adjustments		—	—	—	173,587	173,587	173,587

Balance at June 30, 2006	15,427,995	210,843	11,005,094	2,083,236	282,657	13,581,830	6,614,750

Financial information of parent company
Statements of Cash Flows
(In U.S. dollars)

	Years Ended December 31,			Six months ended June 30,

	2003	2004	2005	2005	2006

				$
	$	$	$	(Unaudited)	$
Operating activities:
Net income (loss)	761,245	1,456,666	3,803,953	1,879,030	(4,563,931)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred taxes	(24,053)	(20,631)	(10,507)	101,597	(358,093)
Allowance for doubtful debts	93,178	24,507	—		1,698
Loss on fair value change of derivatives	—	—	316,000		6,997,000
Loss on financial instruments related to convertible notes	—	—	263,089		1,189,500
Amortization of discount on debt	—	—	134,666		706,320
Gain on acquisition of equity interest	(350,601)	—	—
Equity in earnings of subsidiaries	(417,961)	(1,360,511)	(4,737,835)	(1,329,600)	(4,487,891)
Changes in operating assets and liabilities:				—	589,698
Inventories	(5,173)	(180,943)	(1,677,940)	(1,071,161)	(3,712,692)
Accounts receivable	696,319	(403,072)	(1,299,079)	(167,556)	(3,428,792)
Amounts due from related parties	28,896	(5,531,390)	(3,941,319)	(1,898,048)	(11,217,517)
Advances to suppliers	(15,037)	(230,969)	(2,584,264)	(757,549)	185,471
Other current assets	(15,359)	4,081	(45,092)	(12,257)	(7,175)
Accounts payable	(41,336)	243,536	2,811,156	198,217	(2,263,855)
Other payable	(7,724)	254,425	3,538	(130,903)	138,119
Advances from suppliers and customers	16,750	184,391	2,244,762	725,941	1,638,932
Accrued payroll and welfare	3,882	5,626	10,562	(7,112)	(16,713)
Amounts due to related parties	202,515	5,961,201	798,227	2,545,641	16,779,137
Accrued warranty costs	37,269	86,295	166,819	64,400	242,048
Other current liabilities	—	62,665	149,484	56,215	542,608
Income tax payable	27,194	84,157	114,081	139,249	92,504
Other tax payable	118,900	86,500	78,495	—	172,053

Net cash provided by (used in) operating activities	1,108,904	726,534	(3,401,204)	336,104	(781,571)

Investing activities:
Investment in subsidiaries	(102,412)	(227,329)	(3,468,291)	(1,547,449)	(3,849,328)

Net cash used in investing activities	(102,412)	(227,329)	(3,468,291)	(1,547,449)	(3,849,328)

Financing activities:
Net proceeds from short-term borrowings	—	—	1,300,000	—	—
Proceeds from issuance of convertible notes	—	—	8,100,000	—	3,650,000
Issuance cost paid	—	—	(69,685)	—	(1,169,649)

Net cash provided by financing activities	—	—	9,330,315	—	2,480,351

Effect of exchange rate changes	(27,989)	(7,706)	201,741	(17,273)	136,972

	Years Ended December 31,			Six months ended June 30,

	2003	2004	2005	2005	2006

				$
	$	$	$	(Unaudited)	$
Net increase in cash and cash equivalents	978,503	491,499	2,662,561	(1,228,618)	(2,013,576)
Cash and cash equivalents at the beginning of the year	394,630	1,373,133	1,864,632	1,864,632	4,527,193

Cash and cash equivalents at the end of the year	1,373,133	1,864,632	4,527,193	636,014	2,513,617

Supplemental disclosure of cash flow information:
Interest paid	—	—	3,349	—	(56,479)

Income taxes paid	(30,732)	(63,841)	(28,584)	—	(98,662)

Supplemental schedule of non-cash financing activities:
Issuance cost included in other payable	—	—	571,315	—	201,727

CSI's Supply Chain Management

Silicon Feedstock
Ingot
Wafer
Cell
System
Module
Silicon reclamation program
CSI
Canadian Solar Inc.

= Value chain flow

= Toll manufacturing arrangements and direct purchasing

= Direct purchasing

Standard Solar Modules

Specialty Solar Modules and Products

7,700,000 Common Shares

PROSPECTUS

Deutsche Bank Securities	Lehman Brothers

CIBC World Markets	Piper Jaffray
November 8, 2006